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                                 [MERANT LOGO]



                               2001 ANNUAL REPORT









                                 WWW.MERANT.COM

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                                   MERANT PLC
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Letter to Shareholders......................................    3
Directors' Report...........................................    6
Corporate Governance Report.................................   12
Directors' Remuneration Report..............................   16
U.S. Financial Statements:
  Selected Financial Data...................................   20
  Management's Discussion and Analysis......................   21
  Consolidated Financial Statements and Notes...............   39
  Report of Independent Auditors............................   65
U.K. Financial Statements:
  Selected Financial Data...................................   66
  Management's Discussion and Analysis......................   67
  Consolidated Financial Statements and Notes...............   78
  Statement of Directors' Responsibilities..................  109
  Report of the Auditors....................................  110
Further Information for Shareholders........................  111

     For the benefit of our shareholders and customers, we publish financial statements in both U.S. and U.K. formats in separate sections of this report. In preparing these financial statements, we have adopted accounting policies which are within the framework of U.K. accounting standards and are also in compliance with U.S. generally accepted accounting principles as they apply to U.S. software companies.

MERANT plc, Registered office: The Lawn, 22-30 Old Bath Road, Newbury, Berkshire
               RG14 1QN, U.K. Registered in England No. 1709998.
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                                   MERANT PLC

TO OUR SHAREHOLDERS

     Our purpose in creating MERANT from the combination of Micro Focus and INTERSOLV three years ago was to leverage the strengths of two unquestioned leaders in the software development tools market. The formation of MERANT brought together three distinct core competencies (COBOL development, client/server application development management and data access middleware). Our intention was to provide customers with one source for e-business solutions in application development, management and integration across all platforms.

     We were not able to produce the synergies we expected. Despite the customer desire at the CIO level to consolidate vendors and integrate software assets and processes, each of our product groups serves distinct customer sets within the corporate IT organization. Different buying influences with different needs and issues drive the purchase of the different MERANT product families.

     We have expended significant effort since the formation of MERANT to bring our three core offerings together to create and position solutions to address customer requirements in the Internet environment. We concluded at mid-year that we were not succeeding, and that the best value opportunity for shareholders would be to focus on our distinct markets, customers and competencies.

     With that conclusion, we readdressed our strategy and business plan and reorganized MERANT into three independent business units. All product management, development, marketing, sales, services and support were dedicated to and focused on meeting the needs of customers and prospects in those distinct market segments.

     This strategy provided four benefits: 1) reassurance to our customers and prospects of our commitment to them through the product brand names they know and trust; 2) articulation of a crisp, clear and compelling value proposition to each of our distinct audiences; 3) focus of resources where we see the greatest growth potential and disposal of businesses in which we see less opportunity for return; and 4) greater visibility of the shareholder value of each of our businesses. With this strategy in place we have taken specific steps in an effort to realize and return that value to our shareholders.

     Reassure customers. We began to execute on the product brand focus near the end of the third quarter. Customers are pleased to see that the product brand in which they invested is receiving renewed focus and attention, and that they and their needs are the central focus of our business once again.

     Clarify value proposition. We have returned to basics and drawn a direct line between customer needs, our products and our story. There is no longer any need for salespeople to articulate an umbrella strategy and to "interpret" how our messaging applies to customer needs. The new messaging directly addresses the customer's needs and is tightly linked to the MERANT products.

     Invest in growth potential. We believe the strongest growth potential for MERANT is with its PVCS brand, in the market for enterprise change management. PVCS has long been a leader in the software configuration management (SCM) market, and is one of the most recognized brands in its segment among IT developers and managers. But we have lost market share in recent years. We must focus on the enterprise change management business to ensure that we reverse this market share erosion.

     The impact of Internet technology and the emerging importance of enterprise content management are changing the scope of the IT organization's responsibility. IT must now manage all the digital assets of the organization, not just software and application code. MERANT is intent on establishing a leadership position in this expanding market with PVCS as the core offering.

     Web content management is a major requirement in this expanded IT environment. Web content management is currently estimated by Ovum to be a $1.1 billion market, growing to over $3.1 billion by 2006.

     We entered the rapidly growing content management market in February 2001 with the acquisition of the Enterprise Division of NetObjects. PVCS Content Manager (previously called NetObjects Collage) is a

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premier 100% browser-based, out-of-box, scalable enterprise content management platform. It covers and manages the entire web content lifecycle and allows joint deployment of content and code through tight integration with PVCS Dimensions -- one of MERANT's leading Software Change Management solutions.

     Expose and return value to shareholders. The new business unit organization more clearly creates visibility for the underlying value of each unit. As a result, in August we closed on the sale of the Micro Focus business and received an initial payment of $54.5 million in cash from the buyers, based on an estimated tangible net asset value of $2.0 million. The final net asset value and purchase price will be determined as provided for by the sale agreement in the latter half of this fiscal year.

     On September 11, we announced an agreement to sell the DataDirect business for $29.3 million. At that time, we also announced that we propose to return excess capital of at least L56 million (approximately $80 million) to shareholders following completion of the DataDirect business sale.

     A brief review. Financial results were uneven throughout the year. The Company was unable to consistently meet revenue projections. Amid all of the internal changes during the year and the external tumult in the technology markets, we were able to grow our PVCS business by 8% (though we lost market share), maintain our DataDirect revenues while increasing penetration of the vital OEM market for data connectivity products, and stabilize the Micro Focus business to facilitate its sale.

     We were aggressive in cost containment and reduced headcount by over 30% during the course of the year, from over 2,000 to 1,450 at year-end. With a focus on cost management we were also able to end the year with cash balances of L61.2 million ($88.1 million), even after re-purchasing 10% of our own shares and making an $18 million investment in web content management:

     We refocused our service offerings during the year as well. This included shutting down our E-Solutions business during the third quarter, thus moving away from the flagging Internet Professional Services market. In keeping with our new strategy, we aligned our consulting resources on the core business units. In the process we enhanced our consulting skill sets with the specialized expertise required to deliver success and maximum ROI to our customers.

     We continued to focus on increasing customer loyalty throughout the year. Through customer-specific communications from management about our dedication and commitment, and an aggressively accelerated regional user group program, customers were delivered clear messages that we value their business and are committed to their success.

     In our last Annual Report, we identified three strategic objectives: Reach out to customers with a common face, enhance and expand Egility, and e-enable MERANT.

     Common face. While we were successful in increasing awareness of the MERANT name, we were far less successful in generating increased revenue through our consolidated sales model. Customers at senior levels like to see one face from the company, but at the purchasing level they buy from the many faces best able to address their specific pains and needs.

     Expand Egility. Egility was the consolidated story for MERANT, offering customers an application infrastructure for combining applications, content, and data. Our intent was to expand the breadth and depth of the solutions, combining advanced technology, expertise and practices. With our mid-year conclusion to focus on our three distinct markets, we abandoned our consolidated marketing strategy.

     E-enable MERANT. While helping our customers change their business model to take advantage of advances in technology, we also recognized the need to e-enable our own company. During the second quarter, we launched MERANT ASaP, our hosted development service that enables customers to provide software configuration management and testing capability to teams via the web. ASaP exceeded its target for new customers and continues to generate excitement in the press and analyst communities.

     Additionally, we significantly upgraded our Internet presence with a completely new web site. We increased participation in the MERANT.com community with increased site visits, increased business leader visits to our community site, increased e-commerce transactions and increased customer usage of MERANT

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SupportNet Online, our web-based customer support services. We also implemented an internal knowledge management system, which is now used extensively throughout the company to store, share and disseminate information and intellectual property.

     In June, the Company announced that Gary Greenfield would step down when a new CEO had been identified and that the search for a new CEO had begun. On September 20, MERANT announced that Gerald (Gerry) Perkel had been named President and CEO. Mr. Perkel joins MERANT from Xerox where as president of the Office Printing Business he has been responsible for approximately $3.5 billion of Xerox's business and been one of the key senior executives leading Xerox's turnaround. Prior to Xerox, Mr. Perkel was president of the Color Printing and Imaging Business of Tektronix, growing annual revenue in that business profitably from $400 million to $800 million in four years.

     At that time we also announced that MERANT would move its operational headquarters to Hillsboro, Oregon, which is the primary development, sales and support location for MERANT PVCS. The move is intended to geographically concentrate the Company following the sale of the Micro Focus and DataDirect businesses and will be carried out over a period of several months. MERANT's registered and head office will remain in Newbury, UK.

     We are going to be a smaller, more focused company. It is our intent to recapture the leading position in the enterprise change management market. We are attempting to return excess capital to the shareholders and increase the value of our core business. We appreciate your patience during this transition and promise that we will work hard to reward your patience.

/s/ J. MICHAEL GULLARD
J. Michael Gullard, Chairman of the Board
October 22, 2001

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                                   MERANT PLC
                               DIRECTORS' REPORT

                            YEAR ENDED APRIL 30 2001

     The directors of MERANT plc ("the Company") present their Report together with the audited financial statements of the Company and its subsidiary undertakings (collectively "MERANT") for the year ended April 30 2001.

PRINCIPAL ACTIVITIES

     MERANT plc is the parent company of a group of companies whose principal activities are the design, development and marketing of software products and services. MERANT's solution offerings for fiscal 2001 were as follows:

     - Enterprise Change Management ("ECM" or "PVCS") -- Helping companies improve their ability to manage change to enterprise digital assets -- software applications, code and web content.

     - Enterprise Data Connectivity ("EDC" or DataDirect") -- Provides standards-based data connectivity technology to integrate varied systems, applications and data across their enterprise.

     - Application Creation & Transformation ("ACT" or Micro Focus") -- Enables companies to leverage existing investments in IT systems and extend these assets into new business applications.

     - Internet Professional Services ("IPS" or E-Solutions") -- Services used to deliver complete applications to accelerate customers' e-business solution initiatives.

     As described below and in the Letter to Shareholders, the company has been restructuring it's operations to focus the business on ECM.

OPERATING RESULTS

     As outlined in the Letter to Shareholders on pages 3 to 5, the Company is engaged in a process of restructuring its operations to focus on profitable growth, concentrate resources on markets with the greatest growth opportunities and attempt to maximize value for shareholders. In support of this strategy, the Company withdrew from its IPS business in February 2001. After the end of the Company's 2001 financial year, in August 2001, the Company sold its ACT Division. In addition, in September 2001, the Company agreed to sell its EDC business, subject to shareholder approval.

     In accordance with U.K. generally accepted accounting principles ("GAAP"), the operating results of the E-Solutions Division have been classified as discontinued operations in the financial statements for the current year and results for prior years have been adjusted accordingly. Operating results of the ACT Division are included in continuing operations, but a summary of the results of the ACT Division is disclosed in note 26 to the financial statements on page 107.

     In accordance with U.S. GAAP, the operating results of the E-Solutions and ACT Divisions have been classified as discontinued operations in the financial statements for the current year and results for prior years have been adjusted accordingly.

     The following table summarises the Company's operating results under U.K. GAAP for the year ended April 30 2001 and for the two preceding financial periods. In 1999 the Company changed its financial year-end

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from January 31 to April 30, and consequently the results for that financial year, as presented below and in the financial statements, are for the fifteen-month period ended April 30 1999.

                                                                         FIFTEEN
                                           YEAR ENDED    YEAR ENDED    MONTHS ENDED
                                            APRIL 30      APRIL 30       APRIL 30
                                              2001          2000           1999
                                             L'000         L'000          L'000
                                           ----------    ----------    ------------
Revenue..................................   215,433       227,283        215,473
Operating profit, excluding amortisation
  of goodwill and non-recurring
  charges................................     2,720         9,509         17,886
Amortisation of goodwill.................   (42,482)      (39,150)       (21,915)
Non-recurring charges....................   (14,571)       (8,491)       (11,831)
Loss on ordinary activities, after
  amortisation of goodwill and
  non-recurring charges..................   (54,333)      (38,132)       (15,860)
Interest, net............................     4,287         2,763          4,288
(Loss) before taxation...................   (50,046)      (35,369)       (11,572)
(Loss) after taxation....................   (50,914)      (35,461)       (15,279)
(Loss) per share: basic..................    (37.9p)       (24.9p)        (14.3p)
(Loss) per share: diluted................    (37.9p)       (24.9p)        (14.3p)

     Amortisation of goodwill represents provisions against the goodwill which has been recorded on corporate acquisitions. It includes a charge of L35.0 million (2000: L35.0 million; 1999: L21.2 million) for amortisation of the goodwill which arose on the acquisition of INTERSOLV, Inc. in 1998. Further details of corporate acquisitions and the related goodwill are set out in note 3 to the financial statements on page 90.

DIVIDEND

     The directors will not be recommending payment of a dividend in respect of the year ended April 30 2001. As stated in the Letter to Shareholders, in fiscal 2002 we propose to return excess capital to shareholders following completion of the DataDirect business sale. We are currently evaluating the alternatives available to return excess capital.

FUTURE PROSPECTS

     A review of the business and an indication of future prospects is provided in the Letter to Shareholders on pages 3 to 5.

DIRECTORS

     The following directors served during the year:

        Non-executive directors:
        J Michael Gullard, Chairman(a)(c)
        Harold Hughes(a)(b)
        Michel Berty(b)(c)
        Kevin J Burns (resigned November 30 2000)
        Barry X Lynn(a)
        Don C Watters(a)(b)

        Chief Executive Officer: (Executive officer)
        Gary Greenfield(c)
---------------

NOTES:

     (a) Member of audit committee

     (b) Member of remuneration committee

     (c) Member of nomination committee

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     After the year-end, on September 20 2001, Gerald Perkel was appointed to the Board as President and Chief Executive Officer in succession to Mr. Greenfield. Mr. Greenfield will remain as an executive director of the Company until October 31 2001.

     The Company's chairman, Mr. Gullard, is 56. He was appointed a non-executive director in May 1995 and was elected Chairman in March 1996. He is general partner of Cornerstone Management, a California, U.S.A.-based venture capital firm that provides strategic focus and direction for technology companies primarily in the software and data communications industries. He is also a director of JDA Software Group, Inc., and is Chairman of Netsolve, Inc., both publicly quoted U.S. companies. Mr. Gullard's 27 years in the technology industry included a number of executive and management posts at Telecommunications Technology Inc. and the Intel Corporation. He holds a master's of business administration and a bachelor's of arts degree from Stanford University in California.

     Mr. Perkel, who is 46, joined MERANT on September 20, 2001 as the Company's President and Chief Executive Officer, and was appointed an executive director on the same date. He joined MERANT from Xerox where he served as senior vice president and president of the Office Printing Business for Xerox Corporation. He joined Xerox in January 2000 when Xerox acquired the Color Printing and Imaging Division (CPID) of Tektronix, Inc., where he served as president. Mr. Perkel serves on the board of Upright Systems, an Internet start-up, and as a board member for the Juvenile Diabetes Foundation. He holds a bachelor of science degree in system science engineering from the University of California at Los Angeles. (UCLA).

     Mr. Hughes, who is 55, was appointed a non-executive director in December 1993. Mr. Hughes worked for 26 years with Intel, where he held senior positions in financial and operational management. He is currently a director of the London Pacific Group Ltd., a financial services company, Lumic, a semiconductor company, and eVineyard, an e-commerce company.

     Mr. Berty, who is 62, was appointed as a non-executive director of the Company following the acquisition of INTERSOLV in September 1998. He had been a non-executive director of INTERSOLV since 1997. He is also on the boards of directors of Buysmart, e-vantage, iGate Cap., Level 8, Netgain and Sapiens International, all of which are U.S.-based corporations, and a Paris-based French company, Asterop, S.A. From 1972 until 1997 he was an executive of the Cap Gemini Group and served as Chief Executive Officer of Cap Gemini America from 1993 to 1997.

     Mr. Greenfield, who is 46, was appointed a non-executive director in September 1998 following the acquisition of INTERSOLV, Inc. He was appointed Chief Executive Officer on December 1 1998 and held that post until September 20 2001. At INTERSOLV, Mr. Greenfield had held senior management positions since 1987, including the role of Chief Executive Officer from 1996 to 1998. Mr. Greenfield also serves on the board of directors for Hyperion Solutions, Mobius Management Systems, Inc., and Managed Object Solutions, Inc. He is chairman of the Information Technology Association of America, a trade association representing the U.S. information technology industry.

     Mr. Lynn, 51 years old, is the President and CEO of Be eXceL management, inc. and Director/General Partner of Shoreline Venture Management. Prior to founding Be eXceL, Mr. Lynn was with Wells Fargo for 16 years, his last position being the President of Wells Fargo Technology Services. Previously, he served as the company's Chief Information Officer. Before that, he ran Wells Fargo's Private Banking Operations and their Investment Operations. Mr. Lynn founded and became the first President of Wells Fargo Securities.

     Mr. Watters, who is 58, retired from McKinsey & Co in 1997 after 28 years service, most recently as a director, and continues to act as a consultant and as a member of the McKinsey Advisory Board.

     All of the board members are U.S. citizens.

     The Company's Articles of Association require that one third of the directors should retire by rotation each year and submit for re-election. Mr. Gullard and Mr. Lynn will therefore retire at the 2001 annual general meeting and, being eligible, will offer themselves for re-election. Neither Mr. Gullard nor Mr. Lynn has a service contract with the Company. In addition, Mr. Perkel, who has been appointed to the Board since the last annual general meeting, also retires and will offer himself for re-appointment. His appointment as the

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Company's President and Chief Executive Officer is at will, and may be terminated by Mr. Perkel or by the Company at any time for any reason.

     The directors' remuneration report on page 16 to 19 sets out details of remuneration earned by the directors, their interests in the share capital of the Company, and options they have been granted to acquire ordinary shares in the Company under the MERANT share option plans.

DIRECTORS' RESPONSIBILITIES

     A statement of the directors' responsibilities in respect of the financial statements is set out on page 109.

SUB-COMMITTEES OF THE BOARD

     The audit, remuneration and nomination committees are formally constituted sub-committees of the Board. Details of the membership of these committees and their roles are set out in the report on corporate governance on pages 12 to 15.

SUBSTANTIAL SHAREHOLDERS

     At October 18, 2001 the following interests of 3% or more in the share capital of the Company have been reported:

                                                        ORDINARY      PERCENTAGE
                                                       SHARES HELD     HOLDING
                                                       -----------    ----------
Schroder Investment Management Ltd...................  19,805,121        14.7%
MERANT Trustees Limited..............................   6,105,293         4.5%

     At April 30 2001 The Bank of New York, acting as Depositary Bank, held approximately 12% of the Company's ordinary shares in respect of which American depositary shares ("ADSs") have been issued, evidenced by American depositary receipts ("ADRs"). The ADRs are traded in the United States on the Nasdaq National Market. On March 13 1998 the Company split its ordinary shares on a 5-for-1 basis, but the Company's ADSs did not split and, consequently, each ADS now represents five ordinary shares. Some of the holdings reported above may be held in the form of ADSs, but for the purposes of the table, numbers of ADSs have been converted to numbers of ordinary shares.

RESEARCH AND DEVELOPMENT

     MERANT has a continuing commitment to a high level of investment in research and development, and continues to develop new products whilst updating and improving its existing products. An indication of product development activity is provided in the Management's Discussion and Analysis on page 70 of this annual report. Research and development costs are summarised in note 5 to the financial statements on page 93.

CORPORATE GOVERNANCE

     The directors' report on corporate governance is set out on pages 12 to 15.

EVENTS SINCE THE BALANCE SHEET DATE

     In August 2001 MERANT completed the sale of its ACT Division to Golden Gate Capital and Parallax Partners for $62.5 million (approximately L43.4 million) payable in cash, subject to adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval and other regulatory approvals, MERANT held an extraordinary general meeting of shareholders on July 23 2001, at which our shareholders approved the transaction. An initial cash payment of $54.5 million was received from the purchasers. Under the terms of the agreement, final settlement of the sale price is due during the second half of the year ended April 30 2002. The net gain arising from the sale of the business will be recognised in fiscal 2002.

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     On September 11 2001 the Company announced that it had agreed to sell its
EDC Division to Golden Gate Capital for $29.3 million (approximately L20.6 million), payable in cash, subject to adjustments based on the value of assets transferred. Completion of the transaction is subject to certain conditions, including approval by MERANT shareholders and other regulatory approvals. The Company will seek shareholder approval at an extraordinary general meeting, to be held on October 30 2001. Subject to approval, completion of the transaction is expected shortly afterwards. The Company expects to record a small gain on the disposal of the EDC Division. At the same time as the sale announcement, the Company announced that it proposes to return excess capital to shareholders following completion of the sale of the EDC Division.

     On September 14 2001 the Company signed an agreement to sell its freehold premises in Newbury, Berkshire. As a result of the disposal of the ACT Division, the Company decided it was no longer appropriate to retain the freehold of its Newbury premises. However, the Company will continue to occupy a suite of offices within the property, which will remain its head and registered office. The sale was completed on October 12 2001 and the Company expects to incur a pre-tax loss of approximately L1.7 million ($2.5 million) on the transaction.

     On September 20 2001 the Company announced the appointment of Gerald Perkel as President and Chief Executive Officer. Mr. Perkel succeeds Gary Greenfield, who announced in June that he proposed to step down once a new CEO had been identified. At the same time, the Company also announced that its operational headquarters would move from Rockville, Maryland, U.S.A. to Hillsboro, Oregon, U.S.A., which is the primary development, sales and support location for the Company's ECM Division. The cost of the relocation is expected to be between L10.5 million ($15 million) and L14 million ($20 million).

EURO CONSIDERATIONS

     The euro trades on currency exchanges of the twelve participating countries and is available for non-cash transactions. MERANT's internal systems have the ability to price and invoice customers in the euro. The Company will continue to modify the internal systems that will be affected by this conversion, but does not expect the costs of further system modifications to be material. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. However, the Company has not incurred, and does not expect to incur, material operating expenses other than personnel costs of existing staff or be required to invest heavily in internal systems improvements with regard to the introduction and use of the euro. The Company does not expect total expenditures related to the euro, other than personnel costs of existing staff, to be material.

BRANCHES

     During the current year MERANT established a branch operation in Korea.

EMPLOYEE INVOLVEMENT

     MERANT places considerable value on involving, preserving good relations with, and communicating with, its employees. Dialogue with employees is encouraged through the use of the Company's intranet, employee surveys, and the holding of regular site meetings.

     Every employee is eligible to become a MERANT shareholder through the ownership of options to acquire ordinary shares in the Company under the MERANT share option plans, and employees are also encouraged to invest in the Company through the Employee Share Purchase Plan. Details of these employee benefit plans are set out in note 24 to the financial statements on pages 105 to 107.

DISABLED EMPLOYEES

     MERANT gives full and fair consideration to applications for employment from disabled persons where a handicapped or disabled person may adequately cover the requirements of the job with reasonable accommodation. If necessary MERANT reasonably accommodates and endeavours to retrain any member of staff who develops disability during employment with MERANT and to provide career development and promotion opportunities wherever appropriate.

ENVIRONMENT

     MERANT recognises its responsibilities for the environment, and the possible effects of its activities on the environment are given due consideration. As a software company, MERANT's activities should have a minor effect on the environment. MERANT has taken steps to reduce environmental impacts in such areas as minimisation of waste and energy conservation.

SUPPLIER PAYMENT POLICY AND PRACTICE

     It is Company policy to settle payment terms with suppliers when agreeing the terms of transactions, to ensure that suppliers are made aware of the terms of payment, and to comply with those contractual arrangements. On April 30 2001 the average length of time MERANT was taking to settle its trade creditors was 30 days.

PURCHASE OF OWN SHARES

     On August 24 2000 the Company purchased for cancellation 14,408,798 ordinary shares at L0.95 per share for an aggregate consideration of L13,688,000. Authority to make this purchase was granted by shareholders at the annual general meeting which was held on September 16 1999. The authority was renewed by shareholders at the annual general meeting held on November 29 2000 and remains in force until the next annual general meeting. The purchase represented 9.7% of the issued share capital at the date of the transaction. The shares were purchased on the London Stock Exchange and were cancelled on September 1 2000.

     The Company provides loans to MERANT Trustees Limited to enable it to purchase ordinary shares in the Company. These investments are made primarily to ensure that the Company can fulfil its potential current obligations under the MERANT 1999 Employee Share Purchase Plan (ESPP). During the year ended April 30 2001, MERANT Trustees Limited acquired 5,375,000 ordinary shares at an average price of L0.97 per share, for a total of L5,212,000. This represented 4.0% of the Company's issued share capital at April 30 2001. For more information on the ESPP, see note 24 to the financial statements on page 106.

SPECIAL BUSINESS AT THE ANNUAL GENERAL MEETING

     The annual general meeting will be held on November 28 2001. The full text of all resolutions to be proposed at the meeting, together with an explanatory letter, is set out in the Notice of Meeting which is being distributed to shareholders with this Annual Report.

AUDITORS

     On June 28 2001 Ernst & Young, the Company's auditor, transferred its business to Ernst & Young LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The directors consented to treating the appointment of Ernst & Young as extending to Ernst & Young LLP with effect from June 28 2001. A resolution to reappoint Ernst & Young LLP as the Company's auditor will be proposed at the forthcoming annual general meeting.

By Order of the Board

/S/ LEO MILLSTEIN

Leo Millstein
Company Secretary
October 22, 2001

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                                   MERANT PLC
                         REPORT ON CORPORATE GOVERNANCE

                            YEAR ENDED APRIL 30 2001

BACKGROUND

     The London Stock Exchange published its Principles of Good Governance and Code of Best Practice ("the Combined Code") in June 1998. The Combined Code is based on the recommendations of the Hampel Committee on Corporate Governance, and of the earlier reports of the Cadbury and Greenbury Committees. It consists of a set of basic principles, each of which contains several detailed provisions. The U.K. Listing Rules require the directors to report on how they are applying the principles, and the extent to which they have complied with the detailed provisions. The following review sets out how MERANT applies the principles of the Code and explains any non-compliance with Code provisions.

APPLYING THE PRINCIPLES OF GOOD GOVERNANCE

  The Board:

     The Company is managed by a Board of directors which meets at least once a quarter to review trading results and discuss operational and business issues. In particular it deals with those matters reserved to it for decision, according to the schedule of responsibilities and authorities, which stipulates clear requirements for matters which exceed delegated authorities to be dealt with by the Board. These include:

     - business strategy, including operating, financing, dividend and risk management policies;

     - annual operating budgets

     - business acquisitions and disposals

     - authority levels

     - approval of financial statements

     The Board deals with other strategic matters as appropriate, and regularly receives presentations from senior management. During the past year, these included issues such as marketing initiatives, technological developments and investor relations. During the year ended April 30 2001, the Board was also responsible for the discussions regarding control of the Company, and for publication of the appropriate announcement regarding those discussions.

     The Board is based in the U.S.A., and is constituted in line with U.S. practice. It consists of a non-executive Chairman, four other non-executive directors and one executive director, the Chief Executive Officer. Biographies of the directors are set out in the Directors' Report on page 8. Senior management is represented on the Board by the Chief Executive Officer, whose role is therefore separate and distinct from that of the Chairman. Each of the non-executive directors has had senior executive experience in other companies and offers independent judgment on Board matters. None has previously served in an executive capacity with MERANT. The senior non-executive director is Harold Hughes.

     The proportion of non-executive directors complies with the Code, and the Board considers that the balance achieved between executive and non-executive directors is appropriate and effective for the control and direction of the business.

     There are procedures for Board members to receive appropriate induction and training and to solicit independent professional advice where specific expertise is required in the course of exercising their duties. All directors have access to the Company Secretary, who is responsible for ensuring compliance with appropriate statutes and regulations.

     Directors are subject to re-election by shareholders at the first opportunity after their appointment and thereafter at intervals of no more than three years, with one third of directors being required to submit for re-election by rotation each year.

  Sub-committees of the Board:

     The Board is assisted by committees which have been established with written terms of reference. Their roles and composition are set out below.

     The audit committee consists of Mr. Hughes (chairman), Mr. Gullard, Mr. Lynn and Mr. Watters, all of whom are non-executive directors. The role of the audit committee is explained under "Accountability and audit", below.

     The remuneration committee consists of three non-executive directors, Mr. Berty (Chairman), Mr. Hughes and Mr. Watters. Mr. Berty, who has been a member of the committee since 1999, was appointed committee chairman in December 2000 when the committee's former chairman, Mr. Burns, resigned as a director of the Company. Mr. Hughes has been a member of the committee since 1993. Mr. Watters was appointed a member of the committee in December 2000. None of the committee members has any personal financial interests (other than as shareholders and/or optionholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business.

     The committee meets at least quarterly and is responsible for recommending to the Board the framework of executive remuneration and then determining individual terms of employment. These responsibilities cover salary and bonus arrangements, benefits, contracts of employment and share option grants. The committee operates in accordance with written terms of reference and is authorised to seek appropriate professional advice if it considers this necessary. It ensures that remuneration is appropriate to each executive director's responsibilities, taking into consideration the overall financial and business position of the Company, the highly competitive industry of which MERANT is part, salary scales within the Company, and the importance of recruiting and retaining management of the appropriate calibre.

     The directors' remuneration report on pages 16 to 19 provides full disclosure of the remuneration policy and the amounts of remuneration and benefits earned by the directors.

     The nomination committee consists of Mr. Gullard (chairman), Mr. Greenfield and Mr. Berty. The committee meets from time to time when required to do so, and makes recommendations to the Board on all proposed new appointments of directors. Such appointments are subject to subsequent confirmation by the shareholders.

  Relations with shareholders

     MERANT conducts regular dialogue with institutional shareholders to ensure mutual understanding of objectives and divulges such information as is permitted within the guidelines of the Listing Rules of the Financial Services Authority.

     The Company's website includes an Investor Relations area, which includes a calendar of events, current market price of the Company's shares and other information of interest to corporate and individual shareholders.

     All shareholders are invited to participate in the annual general meeting, where both the Chairman and the Chief Executive Officer are available to answer questions. Each matter to be dealt with at the annual general meeting is addressed by a separate resolution. Proxy votes received are disclosed to the meeting after each resolution has been dealt with on a show of hands.

  Accountability and audit

     The audit committee meets at least quarterly to consider the adequacy of the group's system of internal controls, policies and procedures and the outcome of the external audit, and to review the group's annual and quarterly reports and accounts. It also involves the group's auditors in that process, focusing particularly on compliance with legal requirements, accounting standards and the requirements of the UK Financial Services Authority and Nasdaq, and on an ongoing basis reviews the effectiveness of our systems of internal financial controls. It also advises the board on the appointment of the group's auditors together with their remuneration for both audit and non-audit work. The committee is authorised to investigate any activity within its terms of reference, to seek any information it requires from any employee and to obtain independent professional advice if it considers this necessary. The Chief Financial Officer and the external auditor normally attend its meetings. There is provision for the committee to confer with the auditors without the attendance of executive officers and other members of the Company's management. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with the board of directors.

     Management prepares a comprehensive system of budgets and forecasts with monthly reporting of actual results against targets, and provides the directors with regular updates on the financial performance of the Company. At the quarterly board meetings, the Chief Financial Officer provides an analysis of financial information which includes key performance and risk indicators. The group's auditors are engaged to review the group's reported results and balance sheet at each quarter end, and to audit the annual results and balance sheet which are included in this report. The board is responsible for reviewing and approving for publication the financial results for the previous quarter. In addition, the Audit Committee meets with the group's auditors to discuss the results of their audit work.

     The Company does not currently have an internal audit function. The Board has reviewed the need for an internal audit function but has decided that the current control mechanisms are sufficient for the size of the Company. The Board has agreed to review the situation on an annual basis.

     A statement on the responsibilities of the directors in relation to the financial statements is set out on page 109.

  Risk management

     The Combined Code requires Boards of listed companies to maintain a sound system of internal control, to review those controls at least annually, and to report to shareholders that they have done so. The Turnbull Report "Internal
Control: Guidance for Directors on the Combined Code" was published in September 1999 to provide guidance to directors in respect of this requirement.

     The Board recognises that it is ultimately responsible for the group's system of internal control and for reviewing its effectiveness. However, the risk management process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. The Board takes direct responsibility for these processes on a quarterly basis and considers:

     - the authority, resources and co-ordination of those involved in the identification, assessment and management of significant risks faced by the group;

     - the response to the significant risks which have been identified by management and others;

     - the monitoring of the reports from group management;

     - the maintenance of a control environment directed towards the proper management of risk; and

     - the annual reporting procedures.

     During the financial year ended April 30 2001 the Board enhanced and formalised its risk management initiatives. In April 2000 it commissioned an initial risk assessment review by external consultants. The Company appointed a Director of Network Security and Business Continuity, whose role is to co-ordinate all risk assessment initiatives and to establish an on-going process in accordance with the Turnbull guidance, for identifying, evaluating and managing significant risks faced by the group. The Director of Network Security and Business Continuity presents his findings to the Board on a quarterly basis.

     The process involves an annual assessment of the effectiveness of internal control covering financial, operational, compliance and other controls and risk management. A formal review of the strategic business risks is carried out on each core business unit and support function and the management actions in place for monitoring and minimising these risks. Each assessment consists of a review of programs, processes and practices to identify, evaluate and prioritise risk and determine ownership and responsibility, corrective actions implemented and ongoing monitoring and reporting.

     This process was put in place with effect from the beginning of May 2001, and remained in place up to the date of approval of this Annual Report. It is the board's intention that control processes will be fully embedded in all areas of the group's operations during the year ended April 30 2002 and will be reviewed by the board on a quarterly basis. The board is confident that this approach will enable the group to comply fully with the Turnbull guidance in respect of the year ended April 30 2002.

     The Chief Executive Officer also reports to the Board on behalf of the Executive Committee on significant changes in the business and the external environment which affect significant risks. Where areas for improvement in the system are identified, the Board considers the recommendations made by the Director of Network Security and Business Continuity and by the Executive Committee.

GOING CONCERN

     After making enquiries, the directors have a reasonable expectation, at the time of approval of these financial statements, that MERANT has adequate resources to continue as a going concern for the foreseeable future, and the financial statements have been prepared on this basis.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

     The Company is required to report on its compliance with the provisions of
Section 1 of the Combined Code throughout the year ended April 30 2001. Except as detailed below, the directors consider that the Company has complied throughout the period under review with the provisions of Section 1 of the Combined Code.

     MERANT's non-executive directors have been granted share options in accordance with a resolution passed by shareholders at the 1999 annual general meeting. Provision A.3.2 of the Combined Code requires that non-executive directors should be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgment. The Company considers that the numbers of options granted to the non-executive directors is de minimus in terms of their own personal wealth and therefore does not compromise their independence; however, as a result of the option grants, the Company does not comply with provision A.3.2 of the Combined Code.

     In response to the Turnbull guidance, the Board has established procedures for the systematic review of the Company's risk management processes, in compliance with principal D.2.1 of the Combined Code. However, during the year the Board's primary focus was the reorganisation of the Company into three segments, the development of plans to maximise the return of value to shareholders, and in pursuit of that aim, management of the closure of its E-Solutions business and of the proposals for the sale of the ACT Division. As a result, the formalised process of risk management which the Company developed during the year was not fully operational until the end of the year. Consequently the Company did not comply for the whole of the year under review. The Company anticipates that it will be able to report full compliance in this respect for the year ended April 30 2002.

/s/ Leo Millstein

Leo Millstein
Company Secretary
October 22, 2001

                                   MERANT PLC
                         DIRECTORS' REMUNERATION REPORT
                                   UK FORMAT

                            YEAR ENDED APRIL 30 2001

     Directors' remuneration is determined by recommendations from the remuneration committee, whose composition and terms of reference are set out in the Report on Corporate Governance on pages 12 to 15.

EXECUTIVE DIRECTOR'S REMUNERATION POLICY

     The remuneration package for MERANT's executive director is designed to attract, motivate, and retain individuals of the necessary calibre. It is determined by reference to relevant market data for the countries in which the director performs his duties, and recognises the continuing competitive market in the sectors in which MERANT operates. The chief components of the remuneration for Mr. Greenfield, the executive officer during the year ended April 30 2001 are as follows:

          Basic salary: the salary rate for the executive director is reviewed at the end of each financial year. In general, the committee's philosophy is to have base salary rates lower than those of others in the market, with higher rates of pay for performance. In addition, the rate for the executive director takes into account the salary levels of staff as a whole in each country.

          Performance-related pay: the executive director is eligible for an annual performance-related bonus. The bonus is calculated based on fixed formulae measuring MERANT's performance against targets set at the beginning of each year, and is earned on a pro-rata basis in proportion to the level of achievement relative to the performance targets set, subject to certain minimum thresholds. The philosophy is to offer greater than market opportunities in terms of bonus compensation, scaling upwards if the performance of MERANT exceeds the targets set out at the beginning of the period. In the year ended April 30 2001 the bonus was based on audited revenues and earnings per share results compared to pre-determined targets; the executive director did not earn a bonus under this scheme.

          Pension contributions: MERANT does not operate a pension scheme for its directors. The executive director participates in MERANT's deferred compensation plan for U.S.-based employees (401k plan), whereby MERANT will partially match employee contributions to the plan, up to a maximum contribution of 3% of the employee's compensation, subject to certain U.S. IRS limitations.

          Other benefits: the executive director is entitled to participate in all welfare plans and policies provided to other senior executives, including medical, life, accidental death and travel insurance. In addition, MERANT Inc. has advanced a loan to Mr. Greenfield, as set out in note 25 to the financial statements on page 107.

          Compensation for loss of office: the level of compensation offered by the Company is determined by the need to provide the executive director with a competitive package in accordance with the criteria described elsewhere in this "Executive Director's Remuneration Policy" section, but would not exceed the equivalent of two years' pay (salary plus calculated portion of bonus, or performance-related pay). This entitlement consists of a maximum of one year's salary and bonus as severance and an additional one year's salary and bonus for services rendered to the Company for twelve months following termination and as consideration for certain non-compete covenants. In addition, the executive director's welfare benefits would continue for eighteen months.

          Share options: the executive director is eligible to participate in the MERANT share option plans, on the same terms as all employees of the Company. Option prices are set at the market price at date of grant, and are never offered at a discount. Details of the share option plans are set out in note 24 to the financial statements on pages 105 to 107. The grant of share options to the executive director is designed to ensure that an element of his remuneration is directly related to long-term growth in shareholder value.

          Long term incentives: the executive director is not eligible for any other long-term incentive payments.

REMUNERATION FOR NON-EXECUTIVE DIRECTORS

     Remuneration for non-executive directors is determined by the Board as a whole based upon the advice of an independent professional advisor who has provided details of comparables. Directors are not involved in any discussions or decisions about their own remuneration.

     Non-executive directors receive an annual retainer and earn additional fees for attendance at Board meetings and for time spent on other Company-related business. Fees are set within the limits stipulated in the Company's Articles of Association.

     Non-executive directors are eligible to participate in the MERANT share option plans, details of which are set out in note 24 to the financial statements on pages 105 to 107.

SERVICE AGREEMENTS

     Mr. Greenfield, the Chief Executive Officer during the year ended April 30 2001, entered into a three-year service agreement with the Company, expiring on December 1 2001. Upon termination for other than death, disability, or cause, or if he resigns for good reason, he is entitled to compensation as set out above. None of the non-executive directors has a letter of appointment with a notice period in excess of one year, or with provision for predetermined compensation on termination of an amount which equals or exceeds one year's salary and benefits.

DIRECTORS' REMUNERATION

     The following table analyses the remuneration earned by each director in the year ended April 30 2001 and discloses summary information for the year ended April 30 2000:

                                                          PERFORMANCE             BENEFITS-IN-
                                                SALARY    RELATED PAY    FEES         KIND        2001     2000
                                                L'000        L'000       L'000       L'000        L'000    L'000
                                                ------    -----------    -----    ------------    -----    -----
J Michael Gullard.............................     --         --           63          --           63       84
Michel Berty..................................     --         --           15          --           15       18
Gary Greenfield...............................    321         --           --           6          327      351
Harold Hughes.................................     --         --           16          --           16       21
Barry X Lynn (appointed September 16 1999)....     --         --           15          --           15       11
Don C Watters (appointed December 8 1999).....     --         --           13          --           13        6
Kevin Burns (resigned November 30 2000).......     --         --           12          --           12       21
Martin Waters (resigned September 16 1999)....     --         --           --          --           --        6
                                                 ----          --        ----          --         ----     ----
                                                  321         --          134           6          461      518
                                                 ----          --        ----          --         ----     ----

     The following table summarises directors' remuneration, including gains on exercise of share options.

                                                               YEARS ENDED
                                                                 APRIL 30
                                                              --------------
                                                              2001     2000
                                                              L'000    L'000
                                                              -----    -----
All directors:
Aggregate emoluments........................................   455       518
Sums paid to third parties for directors' services..........     6         6
Gain on exercise of share options...........................    --     2,484
                                                               ---     -----
                                                               461     3,008
                                                               ---     -----
Highest paid director:
Aggregate emoluments........................................   327        21
Gain on exercise of share options...........................    --     1,151
                                                               ---     -----
                                                               327     1,172
                                                               ---     -----

     Gains on exercise of share options are calculated based on the market price as at the date of exercise although the shares may have been sold at a different price or retained.

DIRECTORS' SHAREHOLDINGS

     The beneficial interests of the directors holding office at April 30 2001 in the share capital of MERANT are as follows:

                                                           APRIL 30     APRIL 30
                                                             2001         2000
                                                           2P SHARES    2P SHARES
J Michael Gullard, Chairman..............................    77,500       77,500
Harold Hughes............................................   110,000      110,000
Michel Berty.............................................        --           --
Barry X Lynn.............................................        --           --
Don C Watters............................................        --           --
Gary Greenfield..........................................    38,595       25,155

     Certain of these holdings are held in the form of American depositary shares ("ADSs"). In June 2001 Gary Greenfield acquired 19,469 shares from his participation in the Employee Share Purchase Plan. There have been no other changes in these holdings since the year-end.

DIRECTORS' SHARE OPTIONS

     The following table sets out the numbers of options to acquire ordinary shares or ADSs held during the year by each director in office at April 30 2001 and the changes in their holdings during the year.

                                                               NUMBER OF OPTIONS
                                        OPTION     ------------------------------------------
                         DATE OF         PRICE     APRIL 30                         APRIL 30      EARLIEST        LATEST
                       OPTION GRANT    (IN GBP)      2000       GRANTED   LAPSED      2001      EXERCISE DATE  EXERCISE DATE
                       ------------    ---------   ---------    -------   -------   ---------   -------------  -------------
J Michael Gullard....  June 21 1996         1.67     100,000        --         --     100,000   June 21 1997   June 21 2006
                       Sept 16 1999         2.87      20,000        --         --      20,000   Sept 16 1999   Sept 16 2009
                        Nov 30 2000         0.78          --    20,000         --      20,000    Nov 30 2000    Nov 30 2010
Harold Hughes........   Aug 19 1992         3.00      50,000        --         --      50,000    Aug 19 1993    Aug 19 2002
                       June 16 1994         2.40      10,000        --         --      10,000   June 16 1995   June 16 2004
                       Sept 16 1999         2.87      10,000        --         --      10,000   Sept 16 1999   Sept 16 2009
                        Nov 30 2000         0.78          --    10,000         --      10,000    Nov 30 2000    Nov 30 2010
Michel Berty.........   Nov 30 2000         0.78          --    10,000         --      10,000    Nov 30 2000    Nov 30 2010
Barry X Lynn.........  Sept 16 1999         2.87      10,000        --         --      10,000   Sept 16 1999   Sept 16 2009
                        Nov 30 2000         0.78          --    10,000         --      10,000    Nov 30 2000    Nov 30 2010
Don C Watters........    Dec 8 1999         4.59      10,000        --         --      10,000     Dec 8 1999     Dec 8 2009
                        Nov 30 2000         0.78          --    10,000         --      10,000    Nov 30 2000    Nov 30 2010
Gary Greenfield......              (1) 1.71-3.99   2,569,550        --    (76,535)  2,493,015                              (1)
                         Jan 4 1999         1.05   3,250,000        --         --   3,250,000     Jan 4 2000     Jan 4 2009

---------------
(1) Options granted to Mr. Greenfield by INTERSOLV, Inc. which were converted into options to acquire ADSs in the Company. The options outstanding at April 30 2001 were granted between July 7 1992 and May 1 1998, vest between July 7 1993 and September 24 1998, and expire between July 7 2002 and May 1 2008.

(2) The directors did not exercise any options during the year.

(3) The market price of the shares at April 30 2001 was L0.71 and the range during the year was L0.62 to L1.65.

On behalf of the board

/s/ J. Michael Gullard
J Michael Gullard, chairman
October 22, 2001

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   US FORMAT

     This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in U.S. dollars, set forth on pages 39 to 64 of this report.

                                                                                                  THREE MONTHS       YEARS ENDED
                                                                     YEARS ENDED APRIL 30,           ENDED           JANUARY 31,
(IN THOUSANDS OF U.S. DOLLARS -- EXCEPT PER                      ------------------------------    APRIL 30,     ------------------
SHARE AND ADS DATA, PERCENTAGES AND EMPLOYEES)                     2001       2000       1999         1998         1998      1997
----------------------------------------------                   --------   --------   --------   ------------   --------  --------
RESULTS OF OPERATIONS:
Net revenue...............................................       $185,555   $174,769   $156,992     $ 50,425     $149,596  $127,978
Operating income (loss) before goodwill amortization and non-
  recurring items.........................................          1,061     (6,143)   (17,862)      18,959       44,997     2,280
Interest income, net......................................          6,154      4,787      6,334        1,151        3,935     2,946
Pre-tax income (loss) before goodwill amortization and non-
  recurring items.........................................          7,215     (1,356)   (11,528)      12,573       23,136   (21,713)
Goodwill amortization.....................................         (1,900)    (1,008)      (474)          --           --        --
Non-recurring and other items (note 2, below).............         (7,250)        --    (49,662)     (17,292)     (17,468)  (28,933)
(Loss) income before income taxes.........................         (1,935)    (2,364)   (61,664)      (4,719)       5,668   (50,646)
(Loss) income after income taxes..........................         (3,185)    (2,884)   (63,472)      (3,420)       1,549   (53,407)
(Loss) income from discontinued operations................        (10,023)       476     34,940        4,909       18,599    17,551
(Loss) on disposal of discontinued operations.............        (16,320)        --         --           --           --        --
Net (loss) income.........................................        (29,528)    (2,408)   (28,532)       1,489       20,148   (35,856)
Basic (loss) income per ADS (note 4, below):
  -- continuing operations................................          (0.12)     (0.10)     (2.22)        0.05         0.73     (1.35)
  -- discontinued operations..............................          (0.98)      0.02       1.22         0.00         0.00      0.00
  -- net (loss) income....................................          (1.10)     (0.08)     (1.00)        0.05         0.73     (1.35)
Diluted (loss) income per ADS (note 4, below):
  -- continuing operations................................          (0.12)     (0.10)     (2.22)        0.05         0.70     (1.35)
  -- discontinued operations..............................          (0.98)      0.02       1.22         0.00         0.00      0.00
  -- net (loss) income....................................          (1.10)     (0.08)     (1.00)        0.05         0.70     (1.35)
FINANCIAL POSITION AT END OF PERIOD:
Cash and short-term investments...........................         84,828    117,701    121,384      126,907      118,572    95,876
Total assets of continuing business.......................        154,962    201,640    233,780      266,406      265,765   189,304
Total net assets of discontinued business.................         46,738     75,214     80,305       67,752       67,752    68,583
Long term obligations.....................................             --         --         --          648          612     1,314
Shareholders' equity......................................        103,747    161,402    152,211      179,443      172,073   123,493
FINANCIAL CONDITION:
Working capital of continuing business....................         44,232     74,719     89,619      101,728       94,230    62,421
Current ratio.............................................           1.52       1.72       1.57         1.73         1.64      1.52

NOTES:

(1) Data for all periods have been restated to reclassify the operations of the E-Solutions and ACT Divisions as discontinued operations.

(2) Details of the non-recurring and other items are set out in note 6 to the consolidated financial statements on page 53.

(3) Data for periods prior to April 30, 1999 have been restated to include the acquisition of INTERSOLV, Inc., which was accounted for using the pooling-of-interests method (see note 2 to the consolidated financial statements on pages 48 to 49). For years through January 31, 1998, annual amounts reflect the financial data of INTERSOLV on an April 30 year-end basis. Financial data for INTERSOLV for the three months ended April 30, 1998 are included in both the three months ended April 30, 1998 and the year ended January 31, 1998.

(4) Shares and per-share data for all periods presented have been restated to reflect the 5-for-1 stock split of MERANT's ordinary shares, which was effective as of the close of business on March 13, 1998. Each American depositary share (ADS) represents five ordinary shares.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION
                                   US FORMAT

     The following discussion should be read in conjunction with the financial statements of MERANT plc and its subsidiaries in U.S. dollars, on pages 39 to 64 of this report.

     In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed below under the section "Risk factors that may influence future operating results."

     Founded in 1976, MERANT designs, develops and markets software products and services for enterprise application development. Our solution offerings permit organizations to manage the application development process, and provide integrated data connectivity across the enterprise. We license our products to other independent software vendors, software developers and service providers, and offer integrated software solutions to businesses of all sizes. We distribute our products through our offices in North America, Europe, and Asia, and through a network of distributors and value-added resellers, and directly through our website.

RESULTS OF OPERATIONS

     As described in the Letter to Shareholders on pages 3 to 5, MERANT began a process of restructuring its operations during fiscal 2001, to focus on profitable growth, concentrate resources on markets with the greatest growth opportunities and attempt to maximize value for shareholders. In support of this strategy, in February 2001, MERANT discontinued the operations and business of its E-Solutions Division which had been generating operating losses. In addition, after the end of the fiscal year, in August 2001, MERANT sold its ACT Division due to low growth prospects. The operating results of these businesses have been classified as discontinued operations in the financial statements for the current year and results for prior years have been restated accordingly. More detail of these discontinued businesses and the disposal process is set out under "Discontinued operations", below.

     In September 2001, MERANT announced that it had agreed to sell its EDC Division. That sale is still subject to shareholder and other regulatory approvals and consequently the results of that business are included in continuing operations. In this discussion on MERANT's results of operations, references to operating revenues, costs and income are to MERANT's continuing operations, as disclosed in the financial statements, unless otherwise indicated.

     In fiscal 2001, MERANT reported operating income before non-recurring charges and amortization of goodwill, of $1.1 million, compared to a loss of $6.1 million in fiscal 2000 and $17.9 million in fiscal 1999. After non-recurring charges and amortization of goodwill, net loss for fiscal 2001 was $3.2 million or $0.12 per American depositary share (ADS). This compares to a net loss of $2.9 million or $0.10 per ADS in 2000 and a net loss of $63.5 million or $2.22 per ADS in 1999.

  Net revenue

     MERANT generally licenses its products to end-users under license agreements. MERANT also offers a broad range of services, including maintenance, support, training and consulting. Maintenance services consist primarily of enhancements and upgrades to products as well as telephone support concerning the use of our products. Training and consulting services provide a range of support services and are focused on helping customers use our products.

     Total net revenue for fiscal 2001 was $185.6 million, a 6% increase relative to 2000. Total net revenue for fiscal 2000 was $174.8 million, or 11% greater than the previous fiscal year.

  Revenue by product/service type

 (IN THOUSANDS OF U.S. DOLLARS)      2001      CHANGE      2000      CHANGE      1999
 ------------------------------    --------    ------    --------    ------    --------
License fees.....................  $ 95,630       -1%    $ 96,633       14%    $ 85,100
Maintenance subscriptions........    62,786       19%      52,789       26%      41,996
Training and consulting..........    27,139        7%      25,347      -15%      29,896
                                   --------    ------    --------    ------    --------
Total net revenue................  $185,555        6%    $174,769       11%    $156,992
                                   ========    ======    ========    ======    ========

     License fee revenue decreased by $1.0 million in 2001 relative to 2000, as modest growth experienced in the ECM and EDC businesses was offset by the negative impact of the strengthening U.S. dollar during the year. In 2000, license fee revenue increased $11.5 million, due to increased demand for these products.

     Maintenance subscriptions increased by $10.0 million in 2001 relative to 2000, and by $10.8 million in 2000 relative to 1999, as a result of a combination of growth in the installed customer base and renewal of existing maintenance contracts for ECM and EDC products in both periods.

     Training and consulting revenue increased by $1.8 million in 2001 relative to 2000, with especially strong demand for ECM services in Europe. Training and consulting revenue decreased in fiscal 2000 compared to prior year, as demand for ECM focused on the Year 2000 change problem decreased.

  Revenue by business segment

 (IN THOUSANDS OF U.S. DOLLARS)      2001      CHANGE      2000      CHANGE      1999
 ------------------------------    --------    ------    --------    ------    --------
Enterprise Change Management.....  $139,525       8%     $129,027       12%    $115,382
Enterprise Data Connectivity.....    46,030       1%       45,742       10%      41,610
                                   --------    ------    --------    ------    --------
Total net revenue................  $185,555       6%     $174,769       11%    $156,992
                                   ========    ======    ========    ======    ========

     ECM revenue was $139.5 million in fiscal 2001, or up 8% from the previous year. Growth at constant currency exchange rates was 12%, with growth driven by growth in maintenance and service revenues for this area. ECM had modest overall growth in license fees as strong growth in Europe and Asia was partially offset by weakness in North America. For fiscal 2000, ECM revenue was $129.0 million, or up 12% from prior year. Growth for this fiscal year was the result of growth in new ECM licenses along with expansion of the maintenance base.

     EDC revenue for fiscal 2001 was $46.0 million, up 1%. For fiscal 2000, EDC overall revenue grew 10% to $45.7 million. For this two-year period, double digit growth to other independent software vendors embedding this technology was offset by lower direct sales to end-user businesses.

  Revenue by geography

     We analyse our revenue between Americas (North and South America), EMEA (Europe, Middle East and Africa) and Asia-Pacific (Asia and the countries of the Pacific Rim, including Australia).

     Americas revenue in fiscal 2001 was $128.9 million, an increase of 8% or $9.8 million relative to fiscal 2000, and represented 69% of our total revenue, compared to 68% in 2000. This overall revenue increase arose as a result of increasing demand mostly within the North America market, but offset somewhat by lower demand for new licenses.

     EMEA revenue in fiscal 2001 was $47.6 million, an increase of $1.2 million or 3% relative to 2000, and represented 26% of our total revenue, compared to 27% in 2000. At constant currency exchange rates, EMEA revenue increased 13%. The strengthening of the U.S. dollar against the U.K. pound and the euro negatively impacted our U.S. dollar-reported results.

     Asia Pacific revenue in fiscal 2001 was $9.0 million, a decrease of $0.2 million or 2% relative to 2000, and represented 5% of our total revenue in 2001 and 2000. This decrease arose in the ECM Division.

  Cost of revenue

(IN THOUSANDS OF U.S. DOLLARS)             2001     CHANGE    2000     CHANGE    1999
------------------------------            -------   ------   -------   ------   -------
Cost of license fees....................  $ 3,197    -35%    $ 4,927    -45%    $ 8,988
Cost of maintenance subscriptions.......   11,832     17%     10,102     -8%     10,938
Cost of training and consulting.........   27,204     31%     20,834    -21%     26,369
                                          -------    ---     -------    ---     -------
Total cost of revenue...................  $42,233     18%    $35,863    -23%    $46,295
                                          =======    ===     =======    ===     =======

     Cost of license fees is comprised principally of the cost of product materials (including the purchase of disks and CDs, the transfer of data to electronic media, and the printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licensing of certain add-on software products. These costs represented 3% of license fee revenues in 2001, compared to 5% in 2000 and 11% in 1999. The significant decrease in 2001 relative to 2000 was due to continued cost savings achieved on delivery of product materials. The significant decrease in 2000 relative to 1999 principally reflected savings in product materials arising from the documentation being supplied on CD-ROM.

     Cost of maintenance subscriptions is comprised principally of salaries and benefits for technical support personnel. These costs represented 19% of maintenance subscription revenues in 2001 and 2000, compared to 26% in 1999. Cost of maintenance subscriptions increased in 2001 relative to 2000, in line with the increase in revenue from maintenance subscriptions. The decrease in 2000 relative to 1999 reflected the benefits of the investments made in 1999 to improve the effectiveness of our telephone and web support function.

     Cost of training and consulting is comprised principally of salaries, benefits and expenses of training and consulting personnel. These costs represented 100% of training and consulting revenue in 2001, compared to 82% in 2000 and 88% in 1999. The increase in 2001 relative to 2000 was due to the transfer of personnel from discontinued services offerings to the ECM business faster than the growth in revenue. Actions were taken during the later part of fiscal 2001 to reduce costs in this area. Training and consulting costs were reduced in 2000 relative to 1999 in response to reduced demand for our consulting services, especially in Year 2000-related ECM projects.

  Gross profit

(IN THOUSANDS OF U.S. DOLLARS)           2001     CHANGE     2000     CHANGE     1999
------------------------------         --------   ------   --------   ------   --------
Gross profit.........................  $143,322     3%     $138,906     25%    $110,697
Percentage of total revenue
  (margin)...........................        77%                 79%                 71%

     The reduced gross profit margin in 2001 reflects improved margins for product licenses and maintenance subscriptions being offset by declining margins generated within the consulting services after absorbing downsizing costs. The improved margin in 2000 relative to 1999 reflected direct cost savings on our license fee and maintenance subscription revenue as well as changes in the mix of revenue, principally the reduction in training and consulting revenues.

     MERANT's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product, maintenance and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, the expansion of our consulting organization and our ability to deploy its capacity to revenue generating projects may adversely affect gross margin. Because of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

  Research and development

(IN THOUSANDS OF U.S. DOLLARS)                2001     CHANGE    2000     CHANGE    1999
------------------------------               -------   ------   -------   ------   -------
Research and development expenditure.......  $33,999      28%   $26,505     -3%    $27,192
Deduct: amounts capitalized................       --    -100%    (1,095)    28%       (858)
                                             -------    ----    -------    ---     -------
Current expenditure charged to income......   33,999      34%    25,410     -4%     26,334
Add: amortization of previously capitalized
  costs....................................    1,544     -11%     1,743     73%      1,007
                                             -------    ----    -------    ---     -------
Research and development costs.............  $35,543      31%   $27,153     -1%    $27,341
                                             -------    ----    -------    ---     -------
Percentage of total revenue................       19%                16%                17%

     Research and development costs consist principally of salaries, benefits and travel expenses for software developers, related facility costs and expenses associated with computer equipment used in software development. Research and development spending supports the development and enhancement of new and existing products and is consistent with our strategy of investing heavily to improve and expand our product lines. We capitalize some of this expenditure as software product assets, in accordance with Statement of Financial Accounting Standard No. 86, and provide for amortization of each asset over its estimated economic life. Research and development costs include the amortization of previously capitalized software costs.

     Current expenditure on software research and development increased by $7.5 million in 2001 relative to 2000. This increase reflects MERANT's increased investment on development projects focused on ECM, including the web content portion of this segment.

     In 2001, none of this expenditure was capitalized as software product assets, compared to $1.1 million in 2000. Capitalized costs are amortized over the respective products' estimated economic lives of up to three years. After providing for amortisation of previously capitalized costs, the net charge to income, representing the excess of amortization over capitalization, amounted to $1.5 million in 2001, compared to $0.6 million in 2000 and $0.1 million in 1999.

     MERANT believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while we will continue to control expenses where possible, we anticipate that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realized in future periods.

  Sales and marketing

(IN THOUSANDS OF U.S. DOLLARS)         2001      CHANGE     2000      CHANGE     1999
------------------------------        -------    ------    -------    ------    -------
Sales and marketing.................  $90,630      -8%     $98,182      18%     $83,188
Percentage of total revenue.........       49%                  56%                  53%

     Sales and marketing costs include salaries and benefits, sales commissions, travel and related facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising, trade shows and other market development programs. In 2001 these costs decreased by $7.6 million relative to 2000 as a result of cost reduction programs implemented at the beginning of the fiscal year. In fiscal 2000, sales and marketing costs increased by $15.0 million, reflecting sales force expansion, higher commissions and higher advertising and marketing costs, including those associated with the corporate name-change and product launches.

     MERANT believes that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining its competitive position. However, we have brought additional focus to this effort in late fiscal 2001, attempting to reduce these costs as a percentage of revenue.

  General and administrative

(IN THOUSANDS OF U.S. DOLLARS)         2001      CHANGE     2000      CHANGE     1999
------------------------------        -------    ------    -------    ------    -------
General and administrative..........  $16,088     -18%     $19,714      9%      $18,030
Percentage of total revenue.........        9%                  11%                  11%

     General and administrative costs consist principally of salaries and benefits, travel and related facility costs for MERANT's group management, finance, legal and human resources operations, and include such costs as outside legal and accounting fees. These costs decreased by $3.6 million in 2001 relative to 2000 as a result of cost reductions implemented throughout this past year and increased by $1.7 million in 2000 relative to 1999 reflecting the changes made to support a growing business. We anticipate that general and administrative expenses will decrease in future periods.

  Goodwill amortization

(IN THOUSANDS OF U.S. DOLLARS)         2001      CHANGE     2000      CHANGE     1999
------------------------------        -------    ------    -------    ------    -------
Goodwill amortization...............  $ 1,900      89%     $ 1,008     113%     $   474
Percentage of total revenue.........        1%                   1%                   0%

     Goodwill amortization charges arise as a result of business combinations accounted for as purchases, where the excess of the purchase price over the respective estimated fair value of the net tangible assets of each company is attributed to goodwill and amortized over its economic life. During fiscal 2001 and 2000, we completed two corporate acquisitions on which the total amount of capitalized goodwill amounted to $16.0 million. Consequently, amortization charges increased significantly in 2001 relative to 2000, and in 2000 relative to 1999.

     We anticipate that goodwill amortization charges will increase in fiscal 2002 to reflect full-year amortisation charges arising on businesses acquired in fiscal 2001.

  Non-recurring charges

(IN THOUSANDS OF U.S. DOLLARS)                   2001   CHANGE   2000   CHANGE    1999
------------------------------                   ----   ------   ----   ------   -------
Non-recurring charges..........................  --       0%     --       0%     $49,662
Percentage of total revenue....................   0%              0%                  32%

     No non-recurring charges against continuing operations were recorded in fiscal 2001 or 2000. One-time charges in connection with the discontinuance of our E-Solutions consulting business have been separately identified on the income statement (see "Discontinued operations", on page 27).

     In 1999, we recorded a charge of $49.7 million in respect of the merger with INTERSOLV, and the subsequent restructuring of the combined businesses. Aggregate direct transaction costs of $24.5 million represented charges for investment bankers, employee contractual obligations, stamp duties and listing fees associated with the issuance and listing of new shares on the London Stock Exchange and other professional fees. In addition, we recorded a charge of $25.2 million to reflect costs associated with integration efforts. This charge was primarily comprised of the write-off of redundant or impaired assets and severance costs.

  Acquired in-process research and development

(IN THOUSANDS OF U.S. DOLLARS)                     2001    CHANGE   2000   CHANGE   1999
------------------------------                    ------   ------   ----   ------   ----
Acquired in-process research and development....  $7,250    n/a       --     0%     --
Percentage of total revenue.....................       4%              0%            0%

     In the fourth quarter of fiscal 2001, we recorded a charge of $7.3 million for acquired in-process research and development related to our acquisition of the Enterprise Division of NetObjects, Inc. This charge was expensed at the time of acquisition. The principal ongoing project of the Enterprise Division at the time of purchase was the development of the NetObjects Collage V2.0 web content management software. We purchased this technology to incorporate it into future versions of our existing enterprise change management products to further enhance those products. At the date we acquired the Enterprise Division, it was estimated that 60% of the development effort had been completed and that the remaining 40% of the development effort would take approximately six months to complete and would cost $2.0 million. The value of the in-process technology was determined by estimating the projected net cash flows related to existing products into which the technology would be integrated. The computation includes costs to complete the development of the technology, and the future net revenues that may be earned from the products, but excludes the value attributed to the existing technology with the products prior to the integration of the purchased technology. These cash flows were discounted back to their net present value using a discount rate of 20%, exclusive of the value attributable to the use of in-process technologies in future products.

     The fair values of the existing products and patents, as well as the technology currently under development, were determined using the income approach, which discounts expected future cash flows to present value. The discount rates of 20% used in the present value calculations were derived from a weighted-average cost of capital analysis and venture capital surveys, adjusted upward to reflect additional risks inherent in the development life cycle. We consider the pricing model for products related to these acquisitions to be standard within the software industry. However, we do not expect to achieve a material amount of expense reductions or synergies as a result of integrating the acquired in-process technology. Therefore, the valuation assumptions do not include significant anticipated cost savings.

     The development of these technologies remains a significant risk due to the remaining effort to achieve technical viability, rapidly changing customer markets, uncertain standards for new products, and significant competitive threats from numerous companies. The nature of the efforts to develop the acquired technologies into commercially viable products consists principally of planning, designing, and testing activities necessary to determine that the products can meet market expectations, including functionality and technical requirements. Failure to bring these products to market in a timely manner would result in a loss of market share or a lost opportunity to capitalize on emerging markets and could have a material adverse impact on our business and operating results.

     The assumptions primarily consist of an expected completion date for the in-process projects, estimated costs to complete the projects, and revenue and expense projections once the products have entered the market. Shipment volumes of products from the above-acquired technologies are not material to our overall financial results at the present time. Therefore, it is difficult to determine the accuracy of overall revenue projections early in the technology or product life cycle. Failure to achieve the expected levels of revenue and net income from these products will negatively impact the return on investment expected at the time that the acquisitions were completed and potentially result in impairment of any other assets related to the development activities.

  Interest income, net

(IN THOUSANDS OF U.S. DOLLARS)                2001    CHANGE    2000    CHANGE    1999
------------------------------               ------   ------   ------   ------   ------
Interest income, net.......................  $6,154     29%    $4,787    -24%    $6,334
Percentage of total revenue................       3%                3%                4%

     Interest earned on cash and short-term investments, net of interest expense, increased by $1.4 million in 2001 relative to 2000. The increase recorded in 2001 relative to 2000 reflects interest earned on refunded corporate taxes. The decrease of $1.5 million in 2000 relative to 1999 reflected lower average cash balances during the year, as well as lower interest rates.

  Income taxes

(IN THOUSANDS OF U.S. DOLLARS)              2001     CHANGE   2000    CHANGE    1999
------------------------------             -------   ------   -----   ------   -------
Income taxes.............................  $(1,250)   140%    $(520)   -71%    $(1,808)
Percentage of total revenue..............       -1%               0%                -1%
Effective tax rate.......................      -65%             -22%                -3%
U.K. statutory rate......................       30%              30%                31%

     MERANT's tax rate in each of the last three years has been distorted by the permanent differences between accounting profits and taxable profits, primarily the difference in the treatment of amortisation of goodwill. The tax rate is also impacted by reserves being established for tax benefits of net operating losses for which realization is not assured. In 1999, the tax rate was impacted by the non-recurring costs charged against income, a proportion of which were not deductible for tax purposes. The differences between the reported tax rates and the U.K. statutory rates reflect the impact of these non-deductible costs. Our tax rate can also be adversely affected by the distribution of taxable profits and losses among the tax jurisdictions in which we operate. An analysis of the charge for income taxes, including an analysis of differences between the effective rate and the U.K. statutory rates, is given in note 12 to the consolidated financial statements on pages 55 to 57.

     The income tax returns of some of our U.S. subsidiaries for fiscal years ended January 31, 1993 through 1997 have been examined by the Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those fiscal years. Any adjustments that may result from this examination are not expected to have a material adverse impact on our consolidated operating results or our financial position.

  Discontinued operations

(IN THOUSANDS OF U.S. DOLLARS)               2001     CHANGE   2000   CHANGE    1999
------------------------------             --------   ------   ----   ------   -------
(Loss) income from discontinued
  operations, net of income taxes........  $(10,023)    n/m    $476    -99%    $34,940
(Loss) on disposal of discontinued
  operations, net of income taxes........  $(16,320)    n/m      --    n/m          --

     As disclosed above, MERANT is reporting the operating results from both its E-Solutions Division, which was discontinued during the year, and those of its ACT Division, which was sold in August 2001, as discontinued operations.

     In February 2001, MERANT's Board of Directors approved management's plan to discontinue the operations and business of the Company's E-Solutions Division. The plan was announced by MERANT on February 21, 2001, and was completed by the beginning of May, 2001. Accordingly, MERANT reported the results of operations of the business, which amounted to a net loss of $13.8 million in fiscal 2001 and net income of $0.4 million in 2000, as discontinued operations. In fiscal 2001, MERANT also recorded the loss arising on the discontinuance of the business, which amounted to $16.3 million. The loss includes the write-off of unamortised goodwill, which totaled $11.6 million.

     After the fiscal year end, in August 2001, MERANT completed the sale of its ACT Division to Golden Gate Capital and Parallax Partners for $62.5 million in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval and other customary conditions of closing, MERANT held an extraordinary general meeting of shareholders on July 23, 2001, at which our shareholders approved the transaction. The transaction was closed on August 10, 2001, and an initial cash payment of $54.5 million was received from the buyers. Under the terms of the agreement, final settlement of the sale price is due in the second half of fiscal 2002. The operating results of the ACT Division were included in continuing operations in our financial statements until we received shareholder approval, at which time we reported them as discontinued operations. The net gain arising from the sale of the business will be recognised in fiscal 2002 (see note 3 to the consolidated financial statements on pages 50 to 52).

     Accordingly, the ACT Division's net income of $3.8 million in fiscal 2001 and $0.1 million in 2000 is included in discontinued operations. Net income for fiscal 2000 included a non-recurring charge of $13.5 million related to management actions to reduce expenses relative to the decline in demand for Year 2000 and COBOL-based products and services. The charge was made up of a $7.3 million non-cash write-off of previously capitalized software product assets, a provision of $3.3 million for severance costs for approximately 50 employees in our Year 2000 and COBOL-related businesses and $2.8 million for other costs primarily associated with the closure of excess facilities. These actions were completed prior to April 30, 2001.

     Additional information on these disposals is given in note 3 to the consolidated financial statements on pages 50 to 52.

  Business combinations

     In the fourth quarter of fiscal 2001, MERANT completed the acquisition of the Enterprise Division of NetObjects, Inc. The total consideration for the transaction was $18.1 million, the whole of which was payable in cash. This transaction has been accounted for using the purchase accounting method. As described above, under "Acquired in-process research and development" $7.3 million of the acquisition cost was allocated to in-process research and development and expensed at the time of acquisition. The remaining excess of the purchase price over the estimated fair value of the net tangible assets acquired has been capitalized as goodwill. We are amortizing this amount, which totalled $11.6 million, over its estimated economic life of five years.

     In the third quarter of fiscal 2000, on December 6, 1999, MERANT acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. The total consideration for the transaction was estimated at the time of closing to be approximately $7 million, payable in cash, of which $4.2 million was paid before April 30, 2000. The total cost of the acquisition included contingency payments of up to $2.0 million, which are based on meeting financial performance targets covering the period ended October 31, 2001. It is unlikely that these targets will be met. After valuation adjustments to the acquired assets, and on the assumption that no contingency payments will be due, the cost of the acquisition has been revised to $4.3 million. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been capitalized as goodwill. We are amortizing this amount, which totalled $4.4 million, over its estimated economic life of five years.

     In the second quarter of fiscal 1999, MERANT completed the merger with INTERSOLV, Inc. in a transaction accounted for using the pooling-of-interests method. Accordingly, our financial statements for all periods prior to the merger have been restated to reflect the merger. The merger was structured as a tax-free reorganization under U.S. tax law. We issued approximately 12.6 million new MERANT ADSs (representing approximately 63.1 million new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time of the completion of the transaction represented approximately 46% of our share capital on a fully-diluted basis. Prior to the merger, INTERSOLV was a Rockville, Maryland-based public corporation listed on the Nasdaq National Market, which provided software solutions that facilitate the development, delivery and deployment of business information systems. INTERSOLV's products and services were focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal.

     Additional information on these transactions is given in note 2 to the consolidated financial statements on pages 48 to 49.

FORWARD-LOOKING STATEMENTS

     The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995:

     This Annual Report contains forward-looking statements that include statements regarding expectations for our business strategy, prospects and growth, including the growth of our enterprise change management business and related revenues, the return of excess capital to shareholders, and the one-time nature of certain charges. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this document, the words "anticipate," "believe," "estimate," "expect", "realize", "likely", "unlikely" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

     These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on its enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, the possibility that the sale of the DataDirect enterprise data connectivity business will not proceed as planned or may not be completed at all, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to complete and manage obligations related to, the sale of the DataDirect enterprise data connectivity business and the earlier disposal of the Micro Focus application, creation and transformation division.

     Further information on potential factors which could affect our financial results is included below under the heading "Risk factors that may influence future operating results," and elsewhere in this Annual Report, and in reports on Form 6-K as submitted to the SEC and as may be updated and amended with future filings or submissions, including MERANT's Form 20-F for the year ended April 30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this Annual Report that may reflect events or circumstances occurring after the date of this Annual Report.

RISK FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

     MERANT operates in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This section of the discussion highlights some of these risks and their possible impact on our future results of operations and financial condition.

     MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this Annual Report that may reflect events or circumstances occurring after the date of this Annual Report. For more information on forward-looking statements, see "Forward-looking statements" above.

  Our operating results may fluctuate, and any fluctuations could adversely affect the price of MERANT securities

     Our future operating results are subject to quarterly and annual fluctuations. If we fail to meet the expectations of securities analysts and investors as a result of any future fluctuations in our quarterly operating results, the market price of MERANT securities would likely decrease. The market price of MERANT's securities has experienced significant price volatility. We expect that our operating results may fluctuate in the future due to a variety of factors, including:

     - demand for, and acceptance of, our products,

     - the size and timing of customer orders and the lengthy sales cycle,

     - product life cycles,

     - our ability, and that of our competitors, to introduce and market new and enhanced product versions on a timely basis,

     - customer order deferrals in anticipation of new or enhanced products or technologies,

     - the timing of product introductions or enhancements by us or by our competitors,

     - technological changes in the software or hardware industries,

     - changes in the mix of distribution channels through which our products are offered,

     - purchasing patterns of distributors and retailers, including those based on customer budgeting cycles,

     - the quality of our products,

     - price and other competitive conditions in the industry,

     - changes in our level of operating expenses,

     - changes in our sales incentive plans,

     - changes in our executive or sales management,

     - our ability to acquire and effectively integrate, or divest, as the case may be, companies and products,

     - the cancellation of licenses during the warranty period,

     - non-renewal of maintenance agreements,

     - the effects of extended payment terms (particularly for international customers),

     - economic and/or political conditions generally or in various geographic areas, and

     - other factors discussed in this section.

 MERANT's insignificant backlog and long sales cycle combined with costs that are fixed, make it difficult to predict future revenue and compensate for a revenue shortfall

     Historically, we have operated with little product backlog, because we generally ship our products when we receive an order. As a result, our product revenue in any quarter will depend on the volume and timing of orders received in that quarter, and our ability to fill those orders. In addition, the purchase process of our customers typically ranges from a few weeks to several months or longer from initial inquiry to order, which makes it difficult to predict the timing of sales and license fees. Our staffing and operating expenses are based on anticipated revenue levels, and a high percentage of our costs is fixed in the short term and does not vary with revenue. Because of these factors, small variations between anticipated orders and actual orders, as well as non-recurring or large orders, can cause disproportionate variations in our operating results from quarter to quarter. As a result, and due to the typical size of customers' orders, our quarterly operating results and cash flow would suffer from a lost or delayed sale. The company has historically been dependent upon large enterprise transactions with individual customers. Moreover, if significant sales occur earlier in a given period than expected, operating results for later quarters may suffer.

 Seasonality can cause our operating results to fluctuate

     Our revenue also is affected by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world. In addition, we have historically experienced lower revenue for the first quarter of a fiscal year than in the fourth quarter of the prior fiscal year. We typically recognize a high proportion of quarterly revenue during the last month of a fiscal quarter and significant fluctuations in new order revenue can occur due to the timing of customer orders. Quarterly results therefore can vary to the extent that sales for a quarter are delayed, particularly since a relatively high proportion of our expenses do not vary with revenue.

 If our new products and services fail to achieve customer acceptance, or if we fail to manage product transitions, our business reputation and financial performance would suffer

     MERANT is in a market that is subject to rapid technological change. We must continually adapt to that change by improving our products and introducing new products, technologies and services. Our growth and financial performance will depend in part on our ability to develop and introduce enhancements of existing products and new products that accommodate the latest technological advances and standards, customer requirements and market conditions on a timely and cost-effective basis. This depends in part on our ability to attract and retain qualified employees. In the past, we have experienced delays and increased expenses in developing new products. We may not be successful in marketing, on a timely basis or at all, competitive products, product enhancements and new products that respond to technological change, changes in customer requirements and emerging industry standards.

 Product defects can be expensive to fix and can cause us to lose customers

     Software products as complex as those we offer may contain undetected errors or failures when first introduced or as new versions are released. Despite our testing, as well as testing and use by current and potential customers, errors might be found in new products after commencement of commercial shipments. The cost of correcting such errors could be substantial and there could be associated adverse publicity. For these reasons, the occurrence of errors could result in loss of or delay in market acceptance of our products.

  Protection of our intellectual property is limited, which may affect our competitive position

     Our success depends upon our proprietary software technology. Despite the precautions we take to protect our proprietary rights, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. Policing unauthorized use of our products is difficult, and although we are unable to determine the extent to which software piracy of our products exists, software piracy can be expected to be a persistent problem. In addition, effective protection of intellectual property rights may be unavailable or limited in some foreign countries. Patents have been granted on fundamental technologies in software, and third party patents may issue that relate to fundamental technologies incorporated into our products.

  Our products may infringe the intellectual property rights of third parties, which may result in lawsuits and prevent us from selling our products

     Third parties may assert intellectual property infringement claims against us in the future concerning our products, trademarks or other proprietary rights. We became aware in the period August through October 2001 of several possible patent infringement claims against us, and are in the process of confirming our belief that our technology is not the subject of these claims. If it is necessary or desirable, we may seek licenses under disputed third party intellectual property rights. However, these licenses may not be available on reasonable commercial terms, if at all. The failure to obtain a license from a third party for technology that we use could cause us to incur substantial liabilities and to suspend the production and sale of certain products. With regard to those technologies that we license from third parties, we must rely upon those third parties for information on the ownership of the licensed technologies. As a result, our exposure to infringement claims may increase. We generally obtain representations as to the ownership of licensed technology and indemnification to cover any breach of these representations. However, representations may not be accurate and indemnification may not provide adequate compensation or protection for breach of the representations.

     In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish their validity. Litigation to determine the validity of any claims could result in significant expense and divert the efforts of our technical and management personnel from operating activities, whether or not the litigation is determined in our favor. In the event of an adverse ruling in any litigation, we may be required to pay substantial damages, to discontinue the use and sale of infringing products, to expend significant resources to develop non-infringing technology or to obtain licenses to the infringed technology. Our failure to develop or license a substitute technology could prevent us from selling our products. As the number of software products in the industry increases and the functionality of these products further overlaps, it is possible that software developers may become increasingly subject to infringement claims. Any claims against us, with or without merit, as well as claims we initiate against third parties, can be time consuming and expensive to defend or prosecute and to resolve.

  Competition can lead to pricing pressures and loss of market

     Rapid technological change and aggressive competition characterize the markets in which we compete. We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with similar or substitute solutions that may be less costly or provide better performance or functionality than our products. Some of our current and prospective competitors have greater financial, marketing or technical resources and may be able to adapt more quickly to new or emerging technologies, or devote greater resources to the promotion and sale of their products than we can. Other companies, including customers, may develop competitive products in the future. In addition, the software industry is characterized generally by low barriers to entry, as a result of which new competitors with technological, marketing or other competitive advantages may emerge and rapidly acquire market share. Furthermore, we may not be able to compete effectively in the future in the professional services market. If price competition increases significantly, competitive pressures could cause us to reduce the prices of our products and services, which would result in reduced profit margins and could harm our ability to provide adequate service to our customers.

  International sales account for a significant portion of our revenue, which exposes us to the business and economic risks of global operations

     In fiscal years 2001, 2000 and 1999, sales to customers outside of the United States represented approximately 31%, 32%, and 31% respectively, of our revenue. We intend to continue to expand our operations outside of the United States and enter additional international markets, and commit significant time and resources to developing international sales and support channels. The risks inherent in conducting international business generally include:

     - exposure to exchange rate fluctuations

     - longer payment cycles

     - greater difficulties in accounts receivable collection and enforcing agreements

     - tariffs and other restrictions on foreign trade

     - U.S., European Union and other countries' export requirements

     - economic and political instability

     - withholding and other tax consequences

     - restrictions on repatriation of earnings

     - the burdens of complying with a wide variety of foreign laws

     - general economic and political conditions.

  If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to manage our business successfully or sell our products

     Several of our senior management personnel are relatively new to MERANT, including but not limited to our President and CEO, Gerald Perkel, who joined the company in September 2001, and our success will depend in part on the successful assimilation and performance of these individuals. Competition for qualified personnel in the software industry is intense, and we may not be able to attract and retain a sufficient number of qualified personnel to successfully conduct our business in the future. Our success depends to a significant degree upon the continued contributions of our key management, marketing, product development, professional services and operational personnel, including, as the case may be, key personnel of acquired companies. We do not have employment agreements with most of our key personnel to ensure their continued employment, and we do not maintain key person life insurance on any of these persons.

  If we were unable to manage growth effectively, our operations would be disrupted

     MERANT has recently experienced tremendous organizational and personnel changes, including the sale of the Company's Application, Creation and Transformation ("ACT") Division, and the pending sale of the Enterprise Data Connectivity ("EDC") Division. These changes have placed a significant strain on our financial, management, operational and other resources. These strains will continue as we transition to a company focused on the enterprise change management ("ECM") market for our PVCS products. Additionally, in the case of the ACT sale, and assuming the EDC sale closes as planned, we will provide certain transition services to the new entities, and certain services will be provided to us by the new entities, in all cases for certain specified periods. The process of divesting a significant division of a company's business may also result in unforeseen operating difficulties and expenditures. Our management, personnel, systems, procedures and controls may not be adequate to support both the new entities' operations, and our own existing and future operations. Moreover, the anticipated financial, strategic and other benefits of the divestiture(s) might not be realized.

  Market volatility may cause the price of our securities to decline

     The market price of MERANT's securities has experienced significant price volatility, particularly since the announcement in June 1998 of the merger with INTERSOLV, and volatility may occur in the future. Factors that may have a significant impact on the market price of our securities include:

     - actual or anticipated fluctuations in our operating results,

     - changes in financial estimates by securities analysts,

     - announcements of technological innovations,

     - new products or new contracts achieved by us or by our competitors,

     - developments with respect to patents, copyrights or proprietary rights,

     - conditions and trends in the software and other technology industries,

     - adoption of new accounting standards, or new interpretations of existing standards affecting the software industry, and

     - general market conditions.

     Furthermore, the stock market has experienced extreme volatility that has particularly affected the market prices of equity securities of many high technology companies. These market fluctuations, as well as general economic, political and market conditions, may cause the market price of our securities to be volatile. The Company and certain of its present and former officers and/or directors are presently defendants in a class action lawsuit alleging, among other things, violations of the US securities laws. There can be no assurance that the Company and/or its officers and directors may not be the subject of additional lawsuits in the future in connection with, among other things, the possible market price volatility of MERANT's securities.

  If we engage in future business combinations, we may fail to integrate acquired businesses effectively, which could disrupt our ongoing business and generate negative publicity

     We have completed a number of business combinations in recent years, most recently the merger with INTERSOLV in September 1998, and the acquisitions of Essential Software, Inc. in August 1999, EnterpriseLink Technology Corporation in November 1999, Trillium Software Corporation in December 1999, Northern Software Partners AS in January 2000, and the Enterprise Division of NetObjects, Inc. in February, 2001. We may complete additional acquisitions in the future. The process of integrating an acquired company's business into our operations may result in unforeseen operating difficulties and expenditures. It may also absorb significant management attention that would otherwise be available for the ongoing development and operation of our business. Moreover, the anticipated financial, strategic and other benefits of an acquisition might not be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurring of debt and contingent liabilities, and amortization provisions related to goodwill and other intangible assets. In addition, acquisitions involve numerous risks, including:

     - difficulties in the assimilation of the operations, personnel, practices, technologies and products of the acquired companies,

     - difficulties in managing diverse geographic sales and research and development operations,

     - the diversion of management attention from other business priorities or issues,

     - risks of entering markets in which we have no or limited direct prior experience, and the potential loss of key employees of MERANT or the acquired company.

  Year 2000 and euro issues could still negatively affect our business

     We developed and implemented an enterprise-wide plan to analyze and address potential Year 2000 issues affecting our internal systems, our interaction with third party vendors and suppliers, and our products and services. We experienced no significant impact from the Year 2000 problem on our ability to carry on normal business operations. We have not been subject to any claims or lawsuits to date relating to any Year 2000-related failures of our products or services, but there can be no assurance that customers or former customers will not bring claims or lawsuits against us seeking compensation for losses associated with any such failures. A material adverse outcome in a Year 2000 claim or lawsuit could have a material adverse effect on our business, financial condition and results of operations.

     Twelve member countries of the European Union have adopted the euro as their legal currency. The participating countries established fixed euro conversion rates between their existing national currencies and the euro. The euro now trades on currency exchanges and is available for non-cash transactions. MERANT's internal systems have the ability to price and invoice customers in the euro. We will continue to modify the internal systems that will be affected by this conversion, but do not expect the costs of further system modifications to be material. There can be no assurance, however, that we will be able to complete such modifications to comply with euro requirements, which could have a material adverse effect on our business, financial condition and results of operations. We will continue to evaluate the impact of the euro's introduction on our foreign exchange and hedging activities, functional currency designations and pricing strategies in the new economic environment. In addition, we face risks to the extent that banks and vendors upon whom we rely are unable to make appropriate modifications to support our operations with respect to euro transactions. While we will continue to evaluate the impact of the euro, management does not believe its introduction will have a material adverse effect upon our business, financial condition or results of operations.

  The rights of our shareholders may differ from the shareholder rights of a U.S. corporation

     The rights of shareholders and, therefore, certain of the rights of holders of ADRs, are governed by English law, including the Companies Act 1985, and by MERANT's Memorandum and Articles of Association. These rights differ in many respects from the rights of shareholders in typical U.S. corporations.

  U.S. judgments may not be enforceable against us

     MERANT plc is a public limited company organized under the laws of England and Wales. Judgments of U.S. courts, including judgments against MERANT plc, predicated on the civil liability provisions of the federal securities laws of the United States, may not be enforceable in English courts.

  Exchange rate fluctuations can cause operating results to fluctuate

     The majority of our revenue arises in U.S. dollars, whereas our costs are incurred approximately equally in U.S. dollars and other currencies, predominately G.B. pounds. Consequently, fluctuations in exchange rates, particularly between the U.S. dollar and the G.B. pound, may have a significant impact on our operating results, notably when expressed in G.B. pounds. In fiscal years 2001, 2000 and 1999, fluctuations between the U.S. dollar and the G.B. pound were not significant, and net exchange rate gains or losses on operational transactions were not material.

     We prepare separate consolidated financial statements expressed in U.S. dollars and G.B. pounds. We translate revenue, costs and expenses arising in currencies other than the reporting currency using average exchange rates. We translate assets and liabilities denominated in currencies other than the reporting currency at exchange rates in effect at the balance sheet date.

  If accounting interpretations or new pronouncements relating to revenue recognition change are introduced, our reported revenues could decline or we could be forced to make changes in our business practices

     Over the past few years, the American Institute of Certified Public Accountants issued Statement of Position, or SOP 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." These standards address software revenue recognition matters primarily from a conceptual level and do not include specific guidance in many areas. We believe that we are currently in compliance with SOPs 97-2 and SOP 98-9. In addition, in December 1999, the SEC staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", or SAB 101, which explains how the SEC staff believes existing revenue recognition rules should be applied or referenced for transactions not addressed by existing rules.

     The accounting profession continues to discuss certain provisions of SOP 97-2 and SAB 101 with the objective of providing additional guidance on potential interpretations. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in the Company's current revenue accounting practices, with possible resulting recognition of lower revenues. Accordingly, we may need to change our business practices in order to continue to recognize a substantial portion of our license revenues. These changes, and possible additional new accounting pronouncements in the future, may extend sales cycles, increase administrative costs and otherwise adversely affect our business.

 The current depressed general economic and market conditions could cause decreases in demand for our software and related services, which could negatively affect our revenue and operating results and the market price of our securities

     Downturns in general economic and market conditions such as those being experienced at present may result in customers postponing or canceling software purchasing decisions. If demand for our software and related services decreases, our revenues may decrease and our operating results would be negatively impacted. The market price of the Company's securities could similarly be negatively impacted as the result of this decreased demand and resulting effect on operating results.

  Risks related to doing business with the Federal government

     We sell our products, maintenance, training, and services, directly and indirectly, from time to time, to agencies of the Federal government. Companies selling to the government may be subject to a variety of specialized regulations governing such areas as employment practices, product pricing and discount practices, and contract management. Our compliance with the terms and conditions of individual government contracts, including, but not limited to contractual disclosures, and sales activity reporting systems, have been audited in the past, are currently being audited, and may be audited in the future. There can be no assurance that any such audit may not result in a cost adjustment, refund, penalty and/or further investigation. Any of these possible scenarios could be expensive and distracting to us, in terms of the time and management of personnel and outside professional resources needed to respond to the government's audit or investigation demands, and the associated costs.

LIQUIDITY AND CAPITAL RESOURCES

(IN THOUSANDS OF U.S. DOLLARS)           2001     CHANGE     2000     CHANGE     1999
------------------------------         --------   ------   --------   ------   --------
Cash, cash equivalents and short-term
  investments........................  $ 84,828    -28%    $117,701     -3%    $121,384
Working capital......................    44,232    -41%      74,719    -17%      89,619
Shareholders' equity.................   103,747    -35%     161,402      6%     152,211

     Our cash equivalents and short-term investments consist of liquid money market investments in the United States, primarily mutual funds, municipal bonds and government agency securities. All of our cash equivalents and short-term investments are classified as available-for-sale under the provisions of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". They are carried at fair value with the unrealized gains and losses, net of tax, included in accumulated other comprehensive income, which is disclosed as a separate component of shareholders' equity.

     MERANT has a hedging program whose aim is, where possible, to minimize foreign exchange gains or losses from recorded foreign-currency denominated assets and liabilities. This program involves the use of borrowings and forward foreign exchange contracts in certain European currencies, including the euro. We do not hedge anticipated foreign currency revenues and expenses not yet incurred. No hedging contracts were outstanding at the year-end.

     MERANT continues to fund its activities through cash from operating activities.

     In fiscal 2001, our cash, cash equivalents and short term investments decreased by $32.9 million. Cash generated from continuing operations totalled $18.1 million. During the year $7.9 million, net was invested in property, plant and equipment and $18.1 million was used to acquire the Enterprise Division of NetObjects, Inc. In addition, MERANT also spent $21.1 million on the purchase of its own shares for cancellation.

     In 2000, our cash, cash equivalents and liquid short-term investments decreased by $3.7 million. Operating activities generated $17.3 million in cash. We invested $14.3 million, net, on property, plant and equipment and capitalized software. $18.6 million was generated from the sale of shares to option-holders on the exercise of their options and $4.6 million was used to repurchase shares for the employee share purchase plan.

     We expect to continue our investing activities, including expenditures for computer systems for research and development, sales and marketing and administrative staff. Furthermore, cash reserves may be used to purchase MERANT shares and to acquire software companies, products or technologies that are complementary to our business.

     MERANT is authorized to acquire its own shares, subject to certain market and business conditions, for the benefit of its employee share plans. In accordance with this authority, MERANT Trustees Limited acquired 5.4 million ordinary shares (equivalent to 1.1 million ADRs) during fiscal 2001 at a cost of approximately $7.7 million.

     MERANT has in place a line of credit under the terms of which unsecured financing of up to L5.0 million ($7.2 million at April 30, 2001) is available until January 2002. At April 30, 2001, borrowings equivalent to $2.0 million had been made against this line of credit compared to $2.8 million at April 30, 2000.

     We believe it is important to maintain a conservative capital structure and a strong cash position. Our investment policy is designed to minimize risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralized, although some cash is held at various subsidiaries around the world to meet local operating requirements.

     We believe that our existing cash, cash equivalents and short-term investments, in combination with internally generated funds and our available bank line of credit, will be more than sufficient to meet cash requirements in fiscal 2002.

MARKET RISK

     MERANT operates internationally and we are therefore exposed to market risk from changes in interest rates and foreign currency exchange rates. In order to reduce exposures to these risks, we use derivative financial instruments. We view these instruments as risk management tools that are entered into for hedging purposes only. We do not use derivative financial instruments for speculative or trading purposes.

     The primary objective of our investment policy is to preserve principal while maximising yield without significantly increasing risk. We invest surplus cash in short-term fixed-income marketable securities and consequently we are exposed to fluctuations in interest rates on these marketable securities. At April 30, 2001, the fair value of our financial instruments with exposure to interest rate risk was $18.1 million. A hypothetical 50 basis point increase in interest rates would result in an approximate $91,000 decrease in the fair value of our securities. This sensitivity analysis is performed on our financial positions at April 30, 2001. Actual results may differ materially from this analysis.

     Our operations are based principally in the U.S.A. and the U.K. but we also operate in fifteen other countries around the world. Consequently we are exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. We use derivative financial instruments to reduce our exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used, which are foreign exchange forward contracts, are non-leveraged, over the counter instruments that involve little complexity and, typically, have maturities of 60 days or less. Gains and losses on forward foreign currency contracts are recognized in the same period as losses or gains on the underlying transactions and therefore offset. No foreign currency exchange contracts were outstanding at April 30, 2001. We prepared a sensitivity analysis for exposure for foreign net assets as of April 30, 2001 to assess the impact of hypothetical changes in foreign currency rates. Based upon the results of this analysis, a 10% adverse change in foreign currency rates from the April 30, 2001 rates would result in a currency translation loss of approximately $3.8 million before taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1999, the Financial Accounting Standards Board finalized SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and SFAS 138). SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires us to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. We will be required to adopt SFAS 133 in fiscal 2002. The adoption of SFAS 133 is not expected to have a material effect on results from operations or financial position.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements". This bulletin establishes guidelines for revenue recognition in the financial statements. We will be required to adopt SAB 101 in fiscal 2002. The adoption of SAB 101 is not expected to have a material effect on results from operations or financial position.

     In March 2000, the FASB issued Financial Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25". The Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options, and FIN 44 clarifies the application of APB 25 for certain issues. The adoption of FIN 44 did not have a material effect on results from operations or financial position.

     In June 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 and for acquisitions occurring after July 1, 2001. Under the new rules, goodwill and identifiable intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

     In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The Company will adopt FASB No. 143 beginning May 1, 2002 and does not believe the statement will have a material effect on its financial position.

     In October 2001, the FASB issued SFAS 144, "Accounting for the Disposal or Impairment of Long Lived Assets." The FASB's new rules on asset impairment supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The new rules also will supersede the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The standard is applicable for fiscal years beginning after December 15, 2001, and will be adopted by the Company beginning May 1, 2002.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                   US FORMAT

                                                                   YEAR ENDED APRIL 30,
                                                              ------------------------------
AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND ADS DATA             2001       2000       1999
---------------------------------------------------           --------   --------   --------
NET REVENUE
  License fees..............................................  $ 95,630   $ 96,633   $ 85,100
  Maintenance subscriptions.................................    62,786     52,789     41,996
  Training and consulting...................................    27,139     25,347     29,896
                                                              --------   --------   --------
    TOTAL NET REVENUE.......................................   185,555    174,769    156,992
                                                              --------   --------   --------
COST OF REVENUE
  Cost of license fees......................................     3,197      4,927      8,988
  Cost of maintenance subscriptions.........................    11,832     10,102     10,938
  Cost of training and consulting...........................    27,204     20,834     26,369
                                                              --------   --------   --------
    TOTAL COST OF REVENUE...................................    42,233     35,863     46,295
                                                              --------   --------   --------
GROSS PROFIT................................................   143,322    138,906    110,697
                                                              --------   --------   --------
OPERATING EXPENSES
  Research and development (note 5).........................    35,543     27,153     27,341
  Sales and marketing.......................................    90,630     98,182     83,188
  General and administrative................................    16,088     19,714     18,030
  Goodwill amortisation.....................................     1,900      1,008        474
  Non-recurring charges (note 6)............................        --         --     49,662
  Acquired in-process research and development (note 6).....     7,250         --         --
                                                              --------   --------   --------
    TOTAL OPERATING EXPENSES................................   151,411    146,057    178,695
                                                              --------   --------   --------
(LOSS) INCOME FROM OPERATIONS...............................    (8,089)    (7,151)   (67,998)
Interest income, net........................................     6,154      4,787      6,334
                                                              --------   --------   --------
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES.....................................................    (1,935)    (2,364)   (61,664)
Income taxes on continuing operations.......................    (1,250)      (520)    (1,808)
                                                              --------   --------   --------
(LOSS) INCOME FROM CONTINUING OPERATIONS....................    (3,185)    (2,884)   (63,472)
(Loss) income from discontinued operations, net of income
  taxes.....................................................   (10,023)       476     34,940
(Loss) on disposal of discontinued operations, net of income
  taxes.....................................................   (16,320)        --          -
                                                              --------   --------   --------
NET (LOSS)..................................................  $(29,528)  $ (2,408)  $(28,532)
                                                              ========   ========   ========
Basic net (loss) income per share from continuing
  operations................................................  $  (0.02)  $  (0.02)  $  (0.44)
Basic net (loss) income per share from discontinued
  operations................................................  $  (0.20)  $   0.00   $   0.24
Basic net (loss) per share..................................  $  (0.22)  $  (0.02)  $  (0.20)
Shares used in computing basic net (loss) per share.........   134,305    145,897    143,130
                                                              --------   --------   --------
Diluted net (loss) income per share from continuing
  operations................................................  $  (0.02)  $  (0.02)  $  (0.44)
Diluted net (loss) income per share from discontinued
  operations................................................  $  (0.20)  $   0.00   $   0.24
Diluted net (loss) per share................................  $  (0.22)  $  (0.02)  $  (0.20)
Shares used in computing diluted net (loss) per share.......   134,305    145,897    143,130
                                                              --------   --------   --------
Basic net (loss) income per ADS from continuing
  operations................................................  $  (0.12)  $  (0.10)  $  (2.22)
Basic net (loss) income per ADS from discontinued
  operations................................................  $  (0.98)  $   0.02   $   1.22
Basic net (loss) per ADS....................................  $  (1.10)  $  (0.08)  $  (1.00)
ADSs used in computing basic net (loss) per ADS.............    26,861     29,179     28,626
                                                              --------   --------   --------
Diluted net (loss) income per ADS from continuing
  operations................................................  $  (0.12)  $  (0.10)  $  (2.22)
Diluted net (loss) income per ADS from discontinued
  operations................................................  $  (0.98)  $   0.02   $   1.22
Diluted net (loss) per ADS..................................  $  (1.10)  $  (0.08)  $  (1.00)
ADSs used in computing diluted net (loss) per ADS...........    26,861     29,179     28,626
                                                              --------   --------   --------

 See accompanying notes to consolidated financial statements on pages 43 to 64.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                          CONSOLIDATED BALANCE SHEETS
                                   US FORMAT

                                                              APRIL 30,   APRIL 30,
(AMOUNTS IN THOUSANDS)                                          2001        2000
----------------------                                        ---------   ---------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 81,973    $ 98,163
  Short-term investments....................................     2,855      19,538
  Accounts receivable, net of allowances for doubtful
     accounts of $4,104 ($3,882 in 2000)....................    37,416      52,471
  Prepaid expenses and other assets.........................     6,282       7,842
                                                              --------    --------
     TOTAL CURRENT ASSETS...................................   128,526     178,014
                                                              --------    --------
FIXED ASSETS:
  Property, plant and equipment, net (note 8)...............    10,470      15,618
  Goodwill, net of amortization of $3,220 ($1,320 in
     2000)..................................................    14,597       4,875
  Software product assets, net of amortization of $7,356
     ($6,705 in 2000).......................................       832       1,483
  Net assets of discontinued operations.....................    46,738      75,214
  Other assets..............................................       537       1,650
                                                              --------    --------
     TOTAL ASSETS...........................................  $201,700    $276,854
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Borrowings (note 9).......................................  $  2,017    $  2,785
  Accounts payable..........................................     6,634       6,950
  Accrued employee compensation and commissions.............    13,496      13,970
  Income taxes payable......................................     3,618       7,601
  Deferred revenue..........................................    39,877      41,423
  Other current liabilities.................................    18,652      30,566
                                                              --------    --------
     TOTAL CURRENT LIABILITIES..............................    84,294     103,295
                                                              --------    --------
  Deferred income taxes (note 12)...........................    13,659      12,157
                                                              --------    --------
     TOTAL LIABILITIES......................................    97,953     115,452
                                                              --------    --------
COMMITMENTS AND CONTINGENCIES (notes 10 and 11)
SHAREHOLDERS' EQUITY:
  Ordinary shares: 2 pence (G.B.) par value 212,000 shares
     authorized, 134,963 shares issued and outstanding
     (149,389 in 2000)......................................     4,448       4,876
  Additional paid-in capital................................   152,844     172,892
  Treasury stock: 7,260 shares (4,371 in 2000)..............   (13,872)    (11,742)
  Retained (deficit) earnings...............................   (23,086)      6,442
  Accumulated other comprehensive loss......................   (16,587)    (11,066)
                                                              --------    --------
     TOTAL SHAREHOLDERS' EQUITY.............................   103,747     161,402
                                                              --------    --------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............  $201,700    $276,854
                                                              ========    ========

 See accompanying notes to consolidated financial statements on pages 43 to 64.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                                   US FORMAT

                                                                     YEARS ENDED APRIL 30,
                                                              -----------------------------------
(AMOUNTS IN THOUSANDS)                                          2001         2000         1999
----------------------                                        ---------    ---------    ---------
OPERATING ACTIVITIES
  NET (LOSS) FROM CONTINUING OPERATIONS.....................  $ (3,185)    $ (2,884)    $(63,472)
  Adjustments to reconcile net (loss) to cash provided by
    operations
    Depreciation of fixed assets............................    11,854        7,507       10,865
    Amortization of software product assets.................       651        1,743        1,007
    Amortization of goodwill................................     1,900        1,008          474
    Write-down of software and intangible assets............        --          885          161
    Loss on disposal of fixed assets........................     1,205           --           --
    Deferred income taxes...................................     1,502       (2,147)       9,040
    In-process R&D..........................................     7,250           --           --
  CHANGES IN OPERATING ASSETS AND LIABILITIES:
    Accounts receivable.....................................    13,428       14,477      (20,393)
    Prepaid expenses and other assets.......................     1,316       (4,123)       3,062
    Accounts payable........................................      (316)      (4,542)       2,668
    Accrued employee compensation...........................      (474)      (1,470)       1,386
    Income taxes payable....................................    (3,983)     (10,724)      15,668
    Deferred revenue........................................    (2,257)       5,644       15,562
    Other current liabilities...............................   (10,792)      11,958       18,857
                                                              --------     --------     --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES OF
  CONTINUING OPERATIONS.....................................    18,099       17,332       (5,115)
                                                              --------     --------     --------
INVESTING ACTIVITIES
  Purchases of property, plant and equipment................    (7,911)     (13,177)      (4,134)
  Software product assets...................................        --       (1,095)      (7,423)
  Acquisition of subsidiaries, net of cash balances
    acquired................................................   (18,108)      (4,100)      (1,974)
  Net change in available-for-sale securities...............    16,077       14,825        5,505
                                                              --------     --------     --------
NET CASH (USED IN) INVESTING ACTIVITIES OF CONTINUING
  OPERATIONS................................................    (9,942)      (3,547)      (8,026)
                                                              --------     --------     --------
FINANCING ACTIVITIES
  Issuance of ordinary shares, net of expenses..............     1,451       18,599        1,926
  Purchases of Treasury stock, net..........................    (2,996)      (4,580)          --
  Shares acquired for cancellation..........................   (21,061)          --           --
  Borrowings................................................        --           49           --
  Repayment of capital leases...............................        (9)          --           (9)
  Repayment of borrowings...................................      (768)          --       (2,634)
                                                              --------     --------     --------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES OF
  CONTINUING OPERATIONS.....................................   (23,383)      14,068         (717)
                                                              --------     --------     --------
Effect of exchange rate changes on cash.....................    (3,097)      (1,354)        (298)
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS......     2,133      (12,821)      12,182
Increase (decrease) in cash.................................   (16,190)      13,678       (1,974)
Cash at beginning of period.................................    98,163       84,485       86,459
                                                              --------     --------     --------
CASH AT END OF PERIOD.......................................  $ 81,973     $ 98,163     $ 84,485
                                                              ========     ========     ========
Supplemental disclosure of cash flow information:
  Income taxes paid during the period.......................  $  3,171     $ 10,297     $  4,317
                                                              ========     ========     ========
  Interest paid during the period...........................  $    265     $    306     $    239
                                                              ========     ========     ========

 See accompanying notes to consolidated financial statements on pages 43 to 64.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                   US FORMAT

                                                                                                          ACCUMULATED
                                          ORDINARY   ADDITIONAL              RETAINED                        OTHER
                               NUMBER      SHARES     PAID-IN     TREASURY   EARNINGS    COMPREHENSIVE   COMPREHENSIVE
IN THOUSANDS                  OF SHARES    AMOUNT     CAPITAL      STOCK     (DEFICIT)      (LOSS)          (LOSS)        TOTAL
------------                  ---------   --------   ----------   --------   ---------   -------------   -------------   --------
BALANCE, APRIL 30, 1998.....   142,012     $4,679     $153,171    $ (7,769)  $ 37,382                      $ (8,020)     $179,443
Share options exercised.....     1,661         12        1,697         217         --                            --         1,926
Comprehensive (loss):
  Net (loss)................        --         --           --          --    (28,532)     $(28,532)             --       (28,532)
  Unrealised gain on
    marketable securities,
    net of tax..............        --         --           --          --         --             5               5             5
  Currency translation
    adjustment..............        --         --           --          --         --          (631)           (631)         (631)
                                                                                           --------
Comprehensive (loss):.......        --         --           --          --         --      $(29,158)
                               -------     ------     --------    --------   --------      ========        --------      --------
BALANCE, APRIL 30, 1999.....   143,673      4,691      154,868      (7,552)     8,850                        (8,646)      152,211
Share options exercised.....     5,716        185       18,024         390         --            --              --        18,599
Shares acquired for
  Treasury..................        --         --           --      (4,741)        --            --              --        (4,741)
Comprehensive (loss):
  Net (loss)................        --         --           --          --     (2,408)     $ (2,408)             --        (2,408)
  Unrealised (loss) on
    marketable securities,
    net of tax..............        --         --           --          --         --          (203)           (203)         (203)
  Currency translation
    adjustment..............        --         --           --         161         --        (2,217)         (2,217)       (2,056)
                                                                                           --------
Comprehensive (loss):.......                                                               $ (4,828)
                               -------     ------     --------    --------   --------      ========        --------      --------
BALANCE, APRIL 30, 2000.....   149,389      4,876      172,892     (11,742)     6,442                       (11,066)      161,402
Share options exercised.....       165         10          575         866         --            --              --         1,451
Shares acquired for
  cancellation..............   (14,609)      (438)     (20,623)         --         --            --              --       (21,061)
Shares acquired for
  Treasury..................        --         --           --      (7,744)        --            --              --        (7,744)
Shares sold through ESPP
  program...................        --         --           --       4,748         --            --              --         4,748
Comprehensive (loss):
  Net (loss)................        --         --           --          --    (29,528)     $(29,528)             --       (29,528)
  Unrealised gain on
    marketable securities,
    net of tax..............        --         --           --          --         --           127             127           127
  Currency translation
    adjustment..............        --         --           --          --         --        (5,648)         (5,648)       (5,648)
                                                                                           --------
Comprehensive (loss)                                                                       $(35,049)
                               -------     ------     --------    --------   --------      ========        --------      --------
BALANCE, APRIL 30, 2001.....   134,945     $4,448     $152,844    $(13,872)  $(23,086)                     $(16,587)     $103,747
                               =======     ======     ========    ========   ========                      ========      ========

 See accompanying notes to consolidated financial statements on pages 43 to 64.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   US FORMAT

     The statutory accounts of MERANT plc for the year ended April 30, 2001, within the meaning of section 240 of the Companies Act 1985 of Great Britain, are set out on pages 78 to 108 of this Annual Report.

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

  Nature of operations

     Founded in 1976, MERANT designs, develops and markets computer software products and provides related support services. The Company derives approximately 50% of its revenue from the license of software products, either directly to end-users or in the form of distribution rights to original equipment manufacturers. Product licenses are sold and supported in more than 60 countries, either through its direct sales force or through a network of indirect channels including resellers and distributors. Approximately 35% of our revenue is derived from the provision of product support and maintenance subscriptions, and the remaining 15% from the provision of training and consulting services. Our principal market is the United States, which accounts for approximately 70% of revenue; 25% of revenue is derived from customers in Europe, and the remaining 5% from customers located in the rest of the world.

  Principles of consolidation

     The accompanying consolidated financial statements include the accounts of MERANT and its wholly owned subsidiaries. They have been prepared in accordance with U.S. GAAP, which differs from U.K. GAAP, particularly as to the treatment of business combinations and goodwill and the presentation of certain items in the financial statements. All inter-company accounts and transactions have been eliminated on consolidation.

     As more fully disclosed in note 3 on pages 50 to 52, the Company has restated the 2000 and 1999 financial statements to reflect business disposals in 2001 accounted for as discontinued operations. The detailed results of operations and cash flows reflect only the results of continuing operations.

  Use of estimates

     The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Revenue recognition

     License fees: MERANT's standard end user license agreement provides for an initial fee to use our products in perpetuity up to a maximum number of users. We also enter into other types of license agreements, typically with major end user customers, which allow for the use of our products, usually restricted by the number of employees, the number of users, or the license term. The Company recognizes fees as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, and collection of the resulting receivable is deemed probable. Fees from licenses sold together with consulting services are generally recognized upon shipment if the above criteria have been met and payment of the license fees is not dependent upon the performance of the consulting services. Where these criteria have not been met, the Company recognizes both the license and consulting fees under the percentage of completion method of contract accounting. The Company provides for sales returns based on historical rates of return.

     Maintenance subscriptions: Maintenance agreements generally call for MERANT to provide technical support and software updates to customers. Revenue is recognized on technical support and software update

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

rights ratably over the term of the support agreement. Payments for maintenance fees are generally made in advance and are nonrefundable.

     Training and consulting: The Company recognizes revenue from consulting and education as the services are performed.

  Advertising costs

     We expense all advertising costs when incurred, and classify these costs under sales and marketing expense. Advertising costs, which includes media, agency and promotional expenses, amounted to $7,673,000 in fiscal 2001, compared to $8,817,000 in fiscal 2000 and $9,241,000 in fiscal 1999.

  Net income (loss) per share

     Basic net income (loss) per share is calculated as net income (loss) divided by the weighted average number of ordinary shares outstanding during the period.

     Diluted net income (loss) per share is calculated as net income (loss) divided by the weighted average number of ordinary shares outstanding during the period, including dilutive ordinary share equivalents, represented by shares issuable upon exercise of share options. The computation assumes the proceeds from the exercise of share options are used to repurchase our ordinary shares at their average market price during each period.

     Earnings (loss) per share data are set out in note 7 on page 53. The Company also reports net earnings (loss) per American depositary share (ADS) equivalent; each ADS represents five ordinary shares.

  Income taxes

     The provisions for income taxes include U.K., U.S. and other income taxes currently payable and those deferred because of temporary differences between financial and tax reporting.

  Cash, cash equivalents and short-term investments

     Cash equivalents are instruments with maturities of less than three months at the time of purchase.

     MERANT's investment policy authorizes investment in U.S. government securities, municipal bonds, certificates of deposit with highly-rated financial institutions and other specified money market instruments of similar liquidity and credit quality. In accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company determines the appropriate classification of debt securities at the time of purchase and reviews that decision at each balance sheet date. Securities that the Company has the intent and the ability to hold until maturity are classified as held-to-maturity. The Company classifies all other debt securities as available-for-sale and carries them at fair value, based on quoted market prices. Unrealized gains and losses, net of taxes, are included in accumulated other comprehensive income, which is reported as a separate component of shareholders' equity. The cost of securities sold is based on the specific identification method.

  Derivative financial instruments

     MERANT's operations are based principally in the United States and the United Kingdom but the Company also operates in ten other countries around the world. Consequently, the Company is exposed to the effects of foreign currency exchange rate fluctuations, particularly, but not exclusively, between the U.S. dollar and G.B. pounds sterling. MERANT uses derivative financial instruments to reduce its exposure to market risks from changes in foreign currency exchange rates. The derivative instruments used, which are foreign

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

exchange forward contracts, are non-leveraged, over-the-counter instruments that involve little complexity and, typically, have maturities of 60 days or less. The Company does not hold or issue derivatives for speculative trading purposes. Gains and losses on forward foreign currency contracts are recognized in the same period as losses or gains on the underlying transactions and therefore offset.

  Concentration of credit risk

     Financial instruments which potentially subject MERANT to concentrations of credit risk, as defined by SFAS 105 "Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk", consist principally of short-term investments, foreign exchange contracts and trade receivables.

     MERANT places its short-term investments only in high quality financial instruments and limits the amounts invested with any one issuer. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. The counterparties to the agreements relating to our foreign exchange contracts are financial institutions of high credit standing. Concentrations of credit risk with respect to trade receivables are limited due to our large, widespread customer base that encompasses many different industries and countries. MERANT performs ongoing credit evaluations of our customers and generally does not require collateral. The Company maintains reserves for potential losses, and such losses have been within management's expectations. No single customer represented more than 5% of our revenue in 2001, 2000 or 1999.

  Translation of foreign currencies

     The Company translates assets and liabilities denominated in currencies other than U.S. dollars at year-end exchange rates. Revenues and expenses are translated using average rates in effect during the year. Gains and losses resulting from the process of translating financial statements denominated in currencies other than U.S. dollars are included in accumulated other comprehensive income, which is reported as a separate component of shareholders' equity.

     Intercompany accounts are primarily denominated in U.S. dollars or U.K. pounds sterling. Transaction gains (losses) included in continuing operations amounted to $(718,000) in 2001, $524,000 in 2000, and $(557,000) in 1999.

  Inventories

     Inventories, consisting principally of diskettes and technical manuals, are stated at the lower of cost or market, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancelable license agreements prior to delivery, are included in inventories and expensed when the related revenue is recognized. Inventories are included in the balance sheet under Prepaid Expenses and Other Assets.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Property, plant and equipment

     Property, plant and equipment is stated at cost less accumulated provisions for depreciation and amortization. Depreciation and amortization are computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Office buildings.........................................       40 years
Leasehold improvements...................................  over the lease term
Computer equipment.......................................       3-5 years
Office equipment.........................................      5-11 years
Transportation equipment.................................       3-4 years

  Leasing

     Assets held under leases that transfer substantially all the benefits and risks of ownership of an asset to the Company are capitalized as fixed assets. The amount capitalized is the net present value of future lease payments, this sum also being treated as a liability. Depreciation on such leased assets is provided at rates calculated to write off the capitalized cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

     Rentals paid under operating leases are expensed on a straight-line basis over the term of the lease.

  Goodwill

     Goodwill represents the excess of the cost of acquiring a business over the aggregate fair value of the net assets acquired. Goodwill arising on a purchase is capitalized as an intangible fixed asset and amortized over its estimated economic life. The estimated life will depend on the length of the future period expected to benefit from the purchase. Where there is a potential impairment of goodwill, based on cash flow projections of the businesses acquired, goodwill will be written down to its estimated value.

  Software product assets (capitalized software development costs)

     Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, any subsequent development costs incurred prior to general release are capitalized as software product assets, in compliance with SFAS 86 "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". Software licensed for inclusion in the MERANT product set, including software acquired through acquisitions which meets the provisions for capitalization under SFAS 86, is also included in software product assets.

     Software product assets are amortized using the straight-line method over the economic life of the products, which in most cases is estimated to be three to four years. Where a shortfall in future revenue from a product is anticipated, we accelerate amortization. If we judge that the remaining estimated economic life of a product has been reduced significantly, we may reduce the carrying amount of the capitalized software costs.

  Stock-based compensation

     MERANT accounts for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 "Accounting for Stock Options Issued to Employees" and related Interpretations. Accordingly, since all options are granted with an exercise price equal to the fair value of the

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

shares at the date of grant, the Company recognizes no compensation expense for share option grants. Pro-forma disclosures of net income (loss) and net income
(loss) per share computed as if the fair-value-based method had been applied are made in accordance with SFAS 123 "Accounting for Stock Based Compensation" and disclosed in note 14 on pages 58 to 61.

  Other recent pronouncements

     In June 1999, the Financial Accounting Standards Board finalized SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and SFAS 138). SFAS 133 establishes accounting and reporting standards for derivative financial instruments and hedging activities and requires us to recognize all derivatives as either assets or liabilities on the balance sheet and measure them at fair value. We will be required to adopt SFAS 133 in fiscal 2002, but we do not expect adoption to have a material effect on results from operations or financial position.

     In March 2000, the FASB issued Financial Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation -- an Interpretation of APB No. 25". The Company has elected to follow APB 25 and related Interpretations in accounting for its employee share options, and FIN 44 clarifies the application of APB 25 for certain issues. The adoption of FIN 44 did not have a material effect on results from operations or financial position.

     In June 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001 and for acquisitions occurring after July 1, 2001. Under the new rules, goodwill and identifiable intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2003. During fiscal 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

     In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." The new standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 beginning May 1, 2002 and does not believe the statement will have a material effect on its financial position.

     In October 2001, the FASB issued SFAS 144, "Accounting for the Disposal or Impairment of Long Lived Assets." The FASB's new rules on asset impairment supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provides a single accounting model for long-lived assets to be disposed of. The new rules also will supersede the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The standard is applicable for fiscal years beginning after December 15, 2001, and will be adopted by the Company beginning May 1, 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 2  BUSINESS COMBINATIONS

     On February 20, 2001, MERANT completed the acquisition of the Enterprise Division of NetObjects, Inc. The acquired business, which was based in Redwood City, California, is a provider of Web Content Management software. The total consideration for the transaction was $18,108,000, the whole of which was payable in cash. The transaction has been accounted for using the purchase accounting method.

     The Company allocated $7,250,000 to in-process research and development and expensed this against income at the time of acquisition because technological feasibility had not been established and no future alternative uses existed. The value of the in-process technology was determined by estimating the projected net cash flows related to products in development. The computation included costs to complete the development of the technology and the future net revenues that may be earned from the products. The estimated net present value of cash flows took into account the characteristics and applications of the technologies, the size and growth rate of existing and future markets and product life cycles. The rates utilized to discount the cash flows to their present value were based on an estimated cost of capital calculation.

     The remaining excess of the purchase price over the estimated fair value of the net tangible assets acquired, which amounted to $11,569,000, has been allocated to goodwill and is being amortized over its estimated economic life of five years. The net assets of the Enterprise Division have been combined with those of MERANT as of the date of acquisition, and its results of operations have been combined with those of MERANT for the period since acquisition. The results of operations before the acquisition were not material, and thus pro forma information has not been provided.

     In the third quarter of fiscal 2000, on December 6, 1999, MERANT acquired all of the outstanding stock of Trillium Software Corporation, a privately held supplier of change management software based in Eden Prairie, Minnesota. The total consideration for the transaction was estimated at the time of closing to be approximately $7,000,000, payable in cash, of which $4,150,000 was paid before April 30, 2000. The total cost of the acquisition included contingency payments of up to $2,000,000, which are based on meeting financial performance targets covering the period ended October 31, 2001. It is unlikely that these targets will be met. After valuation adjustments to the acquired assets, and on the assumption that no contingency payments will be due, the cost of the acquisition has been revised to $4,250,000. The transaction was accounted for using the purchase accounting method. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been capitalized as goodwill. We are amortizing this amount, which totalled $4,383,000, over its estimated economic life of five years.

     On September 24, 1998, the Company acquired all of the outstanding stock of INTERSOLV, Inc. ("INTERSOLV"), a publicly held corporation based in Rockville, Maryland, and listed on the Nasdaq National Market, for $272,000,000. INTERSOLV was a provider of software solutions, focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal. The merger was structured as a tax-free reorganization under U.S. tax law. The Company issued 12,617,000 new MERANT ADSs (representing 63,084,000 new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time the merger was completed represented approximately 46% of MERANT's share capital on a fully-diluted basis. The combination was accounted for using the pooling-of-interests method, and previously reported consolidated financial data were restated to include the financial position and results of operations of INTERSOLV. The Company recorded a charge of $49,662,000 in the second quarter of 1999 in connection with the transaction (see note 6 on page 53).

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 2  BUSINESS COMBINATIONS -- (CONTINUED)

BUSINESS COMBINATIONS SUBSEQUENTLY DISCONTINUED

     During fiscal 2000 and 1999, MERANT also acquired several businesses which were incorporated into the E-Solutions Division or the ACT Division, both of which are now disclosed as Discontinued Operations (see note 3 on page 50).

     In the second quarter of fiscal 2000, on August 3, 1999, the Company acquired all of the outstanding stock of Essential Software, Inc (trading as The Marathon Group), a privately-held Internet professional services firm based in Raleigh, North Carolina. The total consideration for the transaction was $16,242,000, the whole of which was paid in cash. The unamortised portion of the goodwill arising on this transaction, which amounted to $11,551,000, was written off in fiscal 2001 as part of the closure of the E-Solutions Division and is included in loss on discontinued operations.

     In the third quarter of fiscal 2000, on November 23, 1999, the Company acquired all of the outstanding stock of EnterpriseLink Technology Corporation, a privately-held supplier of enterprise extension software based in Campbell, California. The total consideration for the transaction was $14,682,000, payable as a combination of cash and assumption of debt, of which $14,100,000 was paid before April 30, 2000. The EnterpriseLink technology was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this transaction will be set against the net gain on the disposal of the ACT Division in fiscal 2002.

     Also in the third quarter of fiscal 2000, on January 8, 2000, the Company acquired the remaining 79.9% of the outstanding stock of Northern Software Partners AS, the Company's distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was estimated at the time of closing to be approximately $4,000,000, payable in cash, of which $3,631,000 was paid before April 30, 2000. The total cost included contingency payments of up to $494,000, which were based on meeting financial performance targets covering the period ended December 31, 2000. These payments became due and were paid during 2001 in accordance with the terms of the agreement. Northern Software Partners AS was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this transaction will be set against the net gain on the disposal of the ACT Division in fiscal 2002.

     In the first quarter of fiscal 1999, on May 15, 1998, the Company acquired all of the outstanding stock of its Italian distributor, Micro Focus Italia, s.r.l. for total consideration of $4,600,000. Micro Focus Italia, s.r.l. changed its name to MERANT s.r.l. on March 1, 1999. MERANT s.r.l. was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this transaction will be set against the net gain on the disposal of the ACT Division in fiscal 2002.

     In the second quarter of fiscal 1999, on August 13, 1998, the Company acquired all of the outstanding stock of its Australian distributor, Advanced Software Engineering Pty., Limited for total consideration of $2,480,000. Advanced Software Engineering Pty., Limited changed its name to MERANT Pty., Limited on February 16, 1999. MERANT Pty., Limited was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this transaction will be set against the net gain on the disposal of the ACT Division which will be recorded in fiscal 2002.

     Each of the above transactions was accounted for using the purchase accounting method. Accordingly, the net assets of the acquired companies were combined with those of MERANT as of the respective dates of acquisition, and their results of operations were combined with those of MERANT for the periods since acquisition. The excess of the estimated purchase price over the respective estimated fair value of the net tangible assets of each of the acquired companies was allocated to goodwill and amortization was provided based on an estimated economic life of five years. Where the acquired business has been subsequently closed or sold, the unamortized portion of the goodwill is written off at the time of sale or disposal.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 3  DISCONTINUED BUSINESS

     In February 2001, MERANT's Board of Directors approved management's plan to discontinue the operations and business of the Company's Enterprise Consulting Services Division. The plan to discontinue was announced on February 21, 2001, and was completed at the beginning of May, 2001. Accordingly, MERANT reported the results of operations of the E-Solutions Division as discontinued operations. In fiscal 2001, MERANT also recorded the loss arising on the termination of the business, which amounted to $16,320,000. The loss includes $11,551,000 for the write-off of unamortised goodwill, severance costs of $832,000 and other closure costs of $3,937,000.

     After the fiscal year-end, in August 2001, MERANT completed the sale of its Application Creation and Transformation Division to Golden Gate Capital and Parallax Partners for $62,500,000 in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval and other customary conditions of closing, MERANT held an extraordinary general meeting of shareholders on July 23, 2001, at which our shareholders approved the transaction. The transaction was closed on August 10, 2001, and an initial cash payment of $54,500,000 was received from the buyers. Under the terms of the agreement, final settlement of the sale price is due in the second half of fiscal 2002. The operating results of the ACT Division were included in continuing operations in our financial statements until we received shareholder approval, at which time we reported them as discontinued operations. Accordingly, the ACT Division's results of operations are now included in discontinued operations. Net income for 2000 included a non-recurring charge of $13,500,000 resulting from management actions to reduce expenses relative to the decline in demand for Year 2000 and COBOL-based products and services. The charge was made up of a $7,404,000 non-cash write-off of previously capitalized software product assets, a provision of $3,218,000 for severance costs for approximately 50 employees in our Year 2000 and COBOL-related businesses and $2,878,000 for other costs primarily associated with the closure of excess facilities. The net gain arising from the sale of the business will be recognised in fiscal 2002.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 3  DISCONTINUED BUSINESS -- (CONTINUED)

     As a result of the completion of the transactions described above, the operating results of the E-Solutions Division and the ACT Division have been disclosed as discontinued operations in these financial statements. Operating results of discontinued operations are analyzed below.

                                                 YEARS ENDED APRIL 30,
                                          -----------------------------------
(IN THOUSANDS)                              2001         2000         1999
--------------                            ---------    ---------    ---------
E-SOLUTIONS DIVISION
Net revenue.............................  $   8,493    $  31,216    $  37,787
Operating costs before goodwill.........    (20,022)     (28,591)     (37,569)
                                          ---------    ---------    ---------
                                            (11,529)       2,625          218
Goodwill amortization...................     (2,248)      (2,248)          --
                                          ---------    ---------    ---------
(Loss) income before income taxes.......    (13,777)         377          218
Income taxes............................         --           --           --
                                          ---------    ---------    ---------
Net (loss) income from E-Solutions
  Division..............................    (13,777)         377          218
                                          ---------    ---------    ---------

ACT DIVISION
Net revenue.............................    123,596      159,461      179,423
Operating costs before allocated
  corporate charges, goodwill and
  non-recurring charges.................   (103,928)    (128,429)    (125,500)
                                          ---------    ---------    ---------
                                             19,668       31,032       53,923
Allocated corporate charges.............     (8,745)     (12,373)     (16,090)
Goodwill amortization...................     (7,169)      (5,060)      (3,111)
Non-recurring charges...................         --      (13,500)          --
                                          ---------    ---------    ---------
Income before income taxes..............      3,754           99       34,722
Income taxes............................         --           --           --
                                          ---------    ---------    ---------
Net income from ACT Division............      3,754           99       34,722
                                          ---------    ---------    ---------
Net (loss) income from discontinued
  operations............................  $ (10,023)   $     476    $  34,940
                                          ---------    ---------    ---------

     Allocated corporate charges represent corporate overhead costs that are directly attributable to the discontinued operations. The current tax provision related to (loss) income from discontinued operations is offset by utilization of net operating losses for tax purposes.

     Net assets excluding the potential tax impact of discontinued operations are analyzed below:

                                                                APRIL 30
                                                           -------------------
(IN THOUSANDS)                                               2001       2000
--------------                                             --------   --------
Current assets...........................................  $ 43,525   $ 50,631
Fixed and intangible assets..............................    53,152     76,745
Current liabilities......................................   (49,189)   (51,162)
Long term liabilities....................................      (750)    (1,000)
                                                           --------   --------
Net assets of discontinued operations....................  $ 46,738   $ 75,214
                                                           --------   --------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 3  DISCONTINUED BUSINESS -- (CONTINUED)

     The net cash provided by (used in) operating activities of discontinued operations is analyzed below:

                                                   YEAR ENDED APRIL 30,
                                             --------------------------------
                                               2001        2000        1999
                                             --------    --------    --------
NET INCOME (LOSS) FROM DISCONTINUED
  OPERATIONS (INCLUDING LOSS ON
  DISPOSAL)................................  $(26,343)   $    476    $ 34,940
  Depreciation of fixed assets.............       974       2,042       1,706
  Goodwill amortization....................     9,423       7,308       3,111
  Loss on disposal of discontinued
     operations............................    16,320          --          --
  Changes in operating assets and
     liabilities of discontinued
     operations............................     1,759      15,276     (19,201)
  Cash used in investing activities
     (primarily acquisitions of
     businesses)...........................        --     (37,923)     (8,374)
                                             --------    --------    --------
NET CASH PROVIDED BY (USED IN) DISCONTINUED
  OPERATIONS...............................  $  2,133    $(12,821)   $ 12,182
                                             ========    ========    ========

NOTE 4  FINANCIAL INSTRUMENTS

  Cash equivalents and short term investments

     The following table summarizes, by major security type, the fair value of our cash equivalents and short-term investments. Our short-term investments generally have maturity dates of less than one year.

                                                            GROSS
                                                          UNREALISED      ESTIMATED
(IN THOUSANDS)                                COST      GAINS (LOSSES)    FAIR VALUE
--------------                               -------    --------------    ----------
AT APRIL 30, 2001:
Money market funds.........................  $15,264        $  --          $15,264
Corporate bonds and notes..................    2,975         (120)           2,855
                                             -------        -----          -------
                                             $18,239        $(120)         $18,119
                                             -------        -----          -------
Classified as:
Cash equivalents...........................                                $15,264
Short term investments.....................                                  2,855
                                                                           -------
                                                                           $18,119
                                                                           -------
AT APRIL 30, 2000:
Money market funds.........................  $ 2,210        $  --          $ 2,210
Commercial paper...........................    2,099            3            2,102
Variable rate notes........................    1,001           --            1,001
Federal agency issues......................    7,780         (168)           7,612
Corporate bonds and notes..................   10,011         (188)           9,823
                                             -------        -----          -------
                                             $23,101        $(353)         $22,748
                                             -------        -----          -------
Classified as:
Cash equivalents...........................                                $ 3,210
Short term investments.....................                                 19,538
                                                                           -------
                                                                           $22,748
                                                                           -------

  Financial instruments with derivative risk

     No foreign currency contracts were outstanding at April 30, 2001 or at April 30, 2000.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 5  RESEARCH AND DEVELOPMENT COSTS

                                                                  YEARS ENDED APRIL 30,
                                                              -----------------------------
(IN THOUSANDS)                                                 2001       2000       1999
--------------                                                -------    -------    -------
Research and development costs, before capitalization.......  $33,999    $26,505    $27,192
Costs capitalized as software product assets................       --     (1,095)      (858)
Amortization of capitalized costs...........................    1,544      1,743      1,007
                                                              -------    -------    -------
                                                              $35,543    $27,153    $27,341
                                                              -------    -------    -------

NOTE 6  NON-RECURRING ITEMS

     In the fourth quarter of fiscal 2001, the Company recorded a charge of $7,250,000 representing in-process research and development arising on the acquisition of the Enterprise Division of NetObjects, Inc. This charge is described in note 2 on page 48.

     During the second quarter of fiscal 1999, the Company recognized non-recurring charges against continuing operations amounting to $49,662,000. These charges arose in respect of the acquisition of INTERSOLV and the subsequent restructuring of the combined businesses. The Company incurred direct transaction costs totaling $24,549,000 for investment banker fees, employee contractual obligations, the cost of listing new shares on the London Stock Exchange and other professional fees. The Company also incurred costs totaling $25,113,000 in connection with subsequent integration efforts, primarily severance costs, distributor agreement buyouts, and the write-off of duplicative facilities and other redundant assets.

     Unpaid amounts relating to non-recurring charges, which totaled $680,000 at April 30, 2001 and $2,686,000 at April 30, 2000, are included in other current liabilities.

NOTE 7  EARNINGS (LOSS) PER SHARE

     The following table discloses the components of net (loss) income per share from continuing operations and net (loss) income per ADS equivalent from continuing operations; each ADS represents five ordinary shares. Ordinary share equivalents were anti-dilutive and therefore excluded from the computation.

                                                  YEARS ENDED APRIL 30,
                                            ---------------------------------
(IN THOUSANDS)                                2001        2000         1999
--------------                              --------    ---------    --------
Net (loss) income per share from
  continuing operations:
Net (loss) income.........................  $ (3,185)   $  (2,884)   $(63,472)
                                            --------    ---------    --------
Weighted average shares outstanding.......   134,305      145,897     143,130
Dilutive effect of ordinary share
  equivalents (share options).............        --           --          --
                                            --------    ---------    --------
Weighted average shares outstanding,
  assuming dilutive effect of share
  options.................................   134,305      145,897     143,130
                                            --------    ---------    --------
Net (loss) income per ADS from continuing
  operations:
Net (loss) income.........................  $ (3,185)   $  (2,884)   $(63,472)
                                            --------    ---------    --------
Weighted average ADSs outstanding.........    26,861       29,179      28,626
Dilutive effect of ordinary share
  equivalents (share options).............        --           --          --
                                            --------    ---------    --------
Weighted average ADSs outstanding,
  assuming dilutive effect of share
  options.................................    26,861       29,179      28,626
                                            --------    ---------    --------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 8  PROPERTY, PLANT AND EQUIPMENT

                                                           APRIL 30,   APRIL 30,
(IN THOUSANDS)                                               2001        2000
--------------                                             ---------   ---------
Leasehold improvements...................................  $ 11,333    $ 10,633
Computer and communications equipment & software.........    20,380      30,948
Office equipment.........................................     4,111       5,480
Transportation equipment.................................       128         340
                                                           --------    --------
Property, plant and equipment -- at cost.................    35,952      47,401
Less: accumulated depreciation and amortization..........   (25,482)    (31,783)
                                                           --------    --------
Property, plant and equipment -- net.....................  $ 10,470    $ 15,618
                                                           --------    --------

     Depreciation expense totaled $11,854,000 in fiscal 2001, compared to $7,507,000 in 2000 and $10,865,000 in 1999.

NOTE 9  BORROWINGS

     MERANT has an unsecured revolving multi-currency facility, under the terms of which financing of up to L5,000,000 ($7,200,000 at April 30, 2001) or its equivalent in any other currency that MERANT may determine, is available. This facility expires in January 2002. Borrowings under this facility bear interest at 0.75% above LIBOR (the London Interbank Offered Rate). At April 30, 2001 and April 30, 2000, the amounts outstanding against this credit line represented loans totaling 2.0 million euros ($2,017,000) and 2.6 million euros ($2,785,000), which were incurring interest at rates of 4.8% and 4.5%, respectively.

NOTE 10  COMMITMENTS

     The Company leases office space and equipment under operating leases expiring at various dates through 2016. In most cases, it is anticipated that these leases will be renewed or replaced by other leases in the normal course of business. Future minimum lease commitments as at April 30, 2001 are as follows:

(IN THOUSANDS)
YEARS ENDED APRIL 30
--------------------
2002.....................................................    $13,369
2003.....................................................     12,073
2004.....................................................      9,338
2005.....................................................      4,748
2006 and thereafter......................................     14,375
                                                             -------
Total minimum lease payments.............................    $53,903
                                                             -------

     Rent expense totaled $13,591,000 in fiscal 2001, $13,403,000 in 2000 and $11,499,000 in 1999.

NOTE 11  CONTINGENCIES

     In December 1998 and January 1999, seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on June 9, 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of the American depositary shares of the Company during the period from June 17, 1998 to November 12, 1998, including the former shareholders of INTERSOLV, Inc. who acquired American depositary shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 11  CONTINGENCIES -- (CONTINUED)

of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On December 20, 2000, the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The Court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On February 16, 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defenses against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. The plaintiffs have served document requests on the Company and document production has begun on a rolling schedule. The plaintiffs filed their motion for class certification and supporting materials on April 20, 2001. On June 19, 2001, the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. On October 25, 2001, at a Joint Case Management Conference, the Court established a pre-trial schedule and set a trial date of April 7, 2003.

     The Company intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, MERANT cannot accurately predict the ultimate outcome of the litigation. Any unfavorable outcome of the litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

     MERANT and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect MERANT's financial position, results of operations, or liquidity.

NOTE 12  INCOME TAXES

     (Loss) income before income taxes consisted of the following:

                                                    YEARS ENDED APRIL 30
                                               ------------------------------
(IN THOUSANDS)                                  2001       2000        1999
--------------                                 -------    -------    --------
U.K. ........................................  $   981    $(3,907)   $(47,868)
U.S.A. ......................................   (1,485)      (719)    (20,932)
Other........................................   (1,431)     2,262       7,136
                                               -------    -------    --------
                                               $(1,935)   $(2,364)   $(61,664)
                                               -------    -------    --------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 12  INCOME TAXES -- (CONTINUED)

     Income taxes consist of:

                                                    YEARS ENDED APRIL 30
                                                -----------------------------
(IN THOUSANDS)                                   2001       2000       1999
--------------                                  -------    -------    -------
Current:
  U.K. .......................................  $  (303)   $   695    $(1,535)
  U.S. federal................................       --         --         --
  U.S. state..................................       --        131        250
  Other.......................................      301        840      3,711
                                                -------    -------    -------
                                                     (2)     1,666      2,426
                                                -------    -------    -------
Deferred:
  U.K. .......................................    1,252     (2,982)      (618)
  U.S. federal................................       --      1,836         --
                                                -------    -------    -------
                                                  1,252     (1,146)      (618)
                                                -------    -------    -------
Total:........................................  $ 1,250    $   520    $ 1,808
                                                -------    -------    -------

     The following table analyzes the differences between taxes at the U.K. statutory tax rate and taxes at the effective tax rate for the periods shown:

                                                   YEARS ENDED APRIL 30
                                              -------------------------------
(IN THOUSANDS)                                 2001        2000        1999
--------------                                -------    --------    --------
Expected taxes..............................  $  (581)   $   (709)   $(19,116)
Changes in valuation allowance..............     (225)      1,436       5,149
Permanent differences and other items.......    4,705        (102)     15,775
Benefit of net operating loss carry
  forwards..................................   (2,649)       (105)         --
                                              -------    --------    --------
Total tax charge............................  $ 1,250    $    520    $  1,808
                                              -------    --------    --------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 12  INCOME TAXES -- (CONTINUED)

     Deferred income taxes, all of which are non-current, and the tax jurisdictions to which they relate, are as follows:

                                                         APRIL 30,    APRIL 30,
(IN THOUSANDS)                                             2001         2000
--------------                                           ---------    ---------
Assets:
  Property.............................................  $ (2,680)    $ (3,215)
  Tax losses...........................................    (5,958)      (9,123)
  Research and development costs.......................        --       (2,554)
  Restructuring provision..............................    (1,552)      (4,657)
  Bad debts............................................      (872)        (136)
                                                         --------     --------
Total assets...........................................   (11,062)     (19,685)
                                                         --------     --------
Liabilities:
  Capitalized software.................................     1,011        4,007
  Mark-to-market, deferred compensation and other......    17,752       21,150
                                                         --------     --------
Total liabilities......................................    18,763       25,157
                                                         --------     --------
Valuation allowance....................................     5,958        6,685
                                                         --------     --------
Net deferred income taxes..............................    13,659       12,157
                                                         --------     --------
U.K. ..................................................     8,024        6,280
U.S.A. ................................................     5,635        5,877
                                                         --------     --------
                                                         $ 13,659     $ 12,157
                                                         ========     ========

     At April 30, 2001 MERANT had net operating loss carry forwards of approximately $9,500,000, which expire, if unused, in various years through 2020.

     The corporate income tax returns of certain U.S. subsidiaries have been under examination by the Internal Revenue Service. The Company believes that the outcome of the examination will not have a material effect on its operating results.

NOTE 13  BUSINESS SEGMENT INFORMATION

     Through fiscal 2001, MERANT operated in four business segments. The products and services of each segment are marketed throughout the world. The major product and service lines by segment are as follows:

     Application Creation and Transformation (ACT)
     Enterprise Change Management (ECM)
     Enterprise Data Connectivity (EDC)
     Internet Professional Services (IPS or E-Solutions)

     As a consequence of the Company's decision in February 2001 to discontinue the operations and business of its E-Solutions Division, and the sale of its ACT Division in August 2001, both of these segments have been disclosed as discontinued operations.

     The accounting policies of each business segment are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are priced as if the sales or transfers were to third parties. The Company evaluates business segment performance on operating income before income taxes and exclusive of non-recurring items. Currently, the Company does not separately accumulate and report asset information by market segment.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 13  BUSINESS SEGMENT INFORMATION -- (CONTINUED)

     No single customer accounts for more than 5% of revenue.

     The following table summarizes operations by business segment, net of inter-segment trading, and reconciles segmental operating income before non-recurring charges, to (loss) income before income taxes:

                                                   YEAR ENDED APRIL 30,
                                             --------------------------------
(IN THOUSANDS)                                 2001        2000        1999
--------------                               --------    --------    --------
Net revenue:
  ECM......................................  $139,525    $129,027    $115,382
  EDC......................................    46,030      45,742      41,610
                                             --------    --------    --------
                                              185,555     174,769     156,992
                                             --------    --------    --------
Operating income (loss), before
  non-recurring charges:
  ECM......................................    27,808      29,043      25,882
  EDC......................................    14,100       7,150       7,810
                                             --------    --------    --------
                                               41,908      36,193      33,692
                                             --------    --------    --------
Corporate non-allocated costs..............   (40,847)    (42,336)    (51,554)
Amortization of goodwill...................    (1,900)     (1,008)       (474)
Non-recurring and other charges............    (7,250)         --     (49,662)
Interest income, net.......................     6,154       4,787       6,334
                                             --------    --------    --------
(Loss) before income taxes.................  $ (1,935)   $ (2,364)   $(61,664)
                                             --------    --------    --------

     The following table analyzes revenue and long-lived assets, based on the location of the selling organization:

                                                    YEAR ENDED APRIL 30,
                                               ------------------------------
(IN THOUSANDS)                                   2001       2000       1999
--------------                                 --------   --------   --------
Net revenue:
  United States..............................  $128,928   $119,155   $107,037
  United Kingdom.............................    26,266     23,538     26,814
  Europe (excluding U.K.)....................    21,333     22,838     18,056
  Other......................................     9,028      9,238      5,085
                                               --------   --------   --------
                                               $185,555   $174,769   $156,992
                                               --------   --------   --------
Long-lived assets:
  United States..............................  $  7,165   $ 10,331   $ 14,191
  United Kingdom.............................    17,116     10,370        618
  Europe (excluding U.K.)....................     1,646      2,227      1,987
  Other......................................       509        698        816
                                               --------   --------   --------
                                               $ 26,436   $ 23,626   $ 17,612
                                               --------   --------   --------

NOTE 14  EMPLOYEE BENEFIT PLANS

  Share option plans

     MERANT's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to MERANT and other eligible persons as determined by the Board. The exercise price of options issued under these plans is 100% of the fair market value at the time the options are

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 14  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

granted. Options are generally exercisable in monthly or annual installments commencing one year after the date of grant. Unexercised options lapse as a consequence of the optionholder ceasing to be employed by MERANT or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

     In September 1998, shareholders approved the 1998 Share Option Plan, which authorized MERANT to grant options over a maximum of 21,352,000 shares under the 1998, 1996 and 1991 Share Option Plans. This authority will expire on September 24, 2008. Under this plan, 25% of each grant generally becomes exercisable one year from the date of grant and the remaining 75% become exercisable in equal monthly installments over the following three years.

     Options are also outstanding as a result of grants made under MERANT's previous share option plans and under share option plans adopted by MERANT as a result of corporate acquisitions. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreements.

     In addition to options which the Company grants, MERANT Trustees Limited ("MTL") is permitted to acquire MERANT ordinary shares and to grant options over them, under the terms of the MERANT Employee Benefit Trust 1994 ("the Trust"). At April 30, 2001, MTL owned 7,260,448 shares. Options granted by MTL and outstanding at April 30, 2001 totaled 2,240,035, and a further 60,000 shares were reserved for options attached to shares which MTL had purchased. The remaining 4,960,413 shares were available for the grant of new options and for the MERANT 1999 Employee Share Purchase Plan (see "Employee share purchase plans", below). The shares held by the Trust are shown in the balance sheet as treasury stock within shareholders' equity.

     The following table summarizes share option activity under all of MERANT's share option plans:

                                                                  OPTION PRICE
                                                  NUMBER           PER SHARE
                                                OF SHARES        IN G.B. POUNDS
                                                ----------    --------------------
Outstanding, April 30, 1998...................  21,903,384       L0.11--L7.41
Options granted...............................  10,648,660       L1.05--L6.28
Options exercised.............................    (807,512)      L0.11--L3.70
Options cancelled.............................  (6,066,428)      L0.11--L4.52
                                                ----------        -----------
Outstanding, April 30, 1999...................  25,678,104       L0.11--L7.41
Options granted...............................  11,628,119       L0.34--L4.54
Options assumed...............................     481,731       L0.34--L1.02
Options exercised.............................  (5,954,997)      L0.11--L7.41
Options cancelled.............................  (3,544,707)      L1.06--L6.28
                                                ----------        -----------
Outstanding, April 30, 2000...................  28,288,250       L0.34--L7.15
Options granted...............................   3,685,500       L0.68--L1.37
Options exercised.............................    (287,841)      L1.06--L1.37
Options cancelled.............................  (9,137,686)      L1.06--L6.28
                                                ----------        -----------
Outstanding, April 30, 2001...................  22,548,223       L0.34--L7.15
                                                ----------        -----------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 14  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

     The following tables summarize information about share options outstanding at April 30, 2001:

                                                                   OPTION PRICE     WEIGHTED AVERAGE
AUTHORITY FOR                                         NUMBER        PER SHARE        EXERCISE PRICE
ISSUANCE OF OPTIONS                                 OF SHARES     IN G.B. POUNDS    (IN G.B. POUNDS)
-------------------                                 ----------    --------------    ----------------
1991 Share Option Plan............................     772,583     L1.13-L3.49             L1.40
1996 Share Option Plan............................     681,036     L1.47-L7.15             L2.69
1998 Share Option Plan............................  13,146,624     L0.68-L4.54             L1.59
XDB plans.........................................      13,575     L3.74-L5.15             L4.66
INTERSOLV plans...................................   5,353,815     L1.64-L4.04             L2.84
EnterpriseLink plans..............................     280,555     L0.34-L3.49             L2.87
                                                    ----------
Options over unissued shares......................  20,248,188     L0.34-L7.15             L1.97
The Trust.........................................   2,300,035     L1.05-L3.00             L1.30
                                                    ----------     -----------          --------
                                                    22,548,223     L0.34-L7.15             L1.90
                                                    ----------     -----------          --------

                                            WEIGHTED AVERAGE   WEIGHTED AVERAGE                        WEIGHTED AVERAGE
RANGES OF              NUMBER OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    NUMBER EXERCISABLE    EXERCISE PRICE
EXERCISE PRICES        AT APRIL 30, 2001        (MONTHS)       (IN G.B. POUNDS)   AT APRIL 30, 2001    (IN G.B. POUNDS)
---------------        ------------------   ----------------   ----------------   ------------------   ----------------
L0.34-L1.50..........      12,711,516               96               1.04              5,759,665             1.12
L1.51-L3.00..........       5,654,666               68               2.51              4,868,460             2.51
L3.01-L7.15..........       4,182,041               96               3.70              2,081,400             3.73
                           ----------             ----               ----             ----------             ----
                           22,548,223               89               1.90             12,709,525             2.08
                           ----------             ----               ----             ----------             ----

     The weighted average exercise price of options exercisable at April 30, 2001 is $3.00.

     As permitted by SFAS 123, the Company follows APB 25 and related Interpretations in accounting for its employee share options. Under APB 25, no compensation expense is recognized because the exercise price of the options equals the market price of the underlying shares on the date of grant. SFAS 123 requires disclosure of pro forma information regarding net income (loss) and net income (loss) per share. This has been determined as if we had accounted for employee share options granted since January 31, 1995 under the fair value method of SFAS 123. The Company estimated the fair value for these options at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

YEARS ENDED APRIL 30                                       2001       2000       1999
--------------------                                      -------    -------    -------
Weighted average risk-free interest rate................      6.0%       5.5%       5.5%
Dividend yield..........................................        0%         0%         0%
Weighted average expected life..........................  6 years    6 years    6 years
Expected volatility.....................................     74.2%      63.8%      64.7%

     The Black-Scholes valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, it requires the input of highly subjective assumptions including the expected share price volatility. Because the Company's options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of MERANT's options.

     The estimated fair market value of share options granted in 2001 and 2000 amounted to $3,315,000 and $33,250,000, respectively. The following table discloses net (loss) and net (loss) per share on the basis that

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 14  EMPLOYEE BENEFIT PLANS -- (CONTINUED)

compensation expense had been determined consistent with SFAS 123 using the assumptions above and the straight-line amortisation method for continuing and discontinued operations.

YEARS ENDED APRIL 30                                   2001        2000        1999
--------------------                                 --------    --------    --------
Net (loss), in thousands...........................  $(39,967)   $(12,479)   $(37,646)
Net (loss) per share...............................  $  (0.30)   $  (0.09)   $  (0.26)

  Employee share purchase plans

     All full-time employees are eligible to participate in the MERANT 1999 Employee Share Purchase Plan (ESPP), which was approved at the 1999 annual general meeting of shareholders. Under the terms of the ESPP, payroll deductions are made during six-month offering periods for the purpose of purchasing ordinary shares at the end of the offering period. Participants may purchase shares at a price equivalent to 85% of the market value at either the beginning or the end of the offering period, whichever is the lower. During fiscal 2001, employees participating in the first two offering periods acquired approximately 2,163,000 ordinary shares from Treasury stock. At April 30, 2001, amounts totaling $1,121,000 had been collected under the plan's third offering period, which expired in June, 2001.

  Post-retirement benefits

     MERANT has entered into agreements to provide retirement benefits for its employees on a defined contribution basis. Contributions are independently administered by insurance companies and other financial institutions, and are expensed in the year in which they become payable.

     In the United States, MERANT's plan qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, MERANT contributes to employee plans on a percentage-of-salary basis. Arrangements for employees in other countries have been established on similar bases, subject to local conditions and practices in the countries concerned.

     Contributions which total $3,117,000 in fiscal 2001, $3,464,000 in 2000 and $1,329,000 in 1999, have been expensed.

NOTE 15  ACCUMULATED COMPREHENSIVE (LOSS)

     Components of other accumulated comprehensive (loss) consists of the following:

                                                   YEARS ENDED APRIL 30,
                                              -------------------------------
(IN THOUSANDS)                                  2001        2000       1999
--------------                                --------    --------    -------
Foreign currency translation adjustments....  $(16,494)   $(10,846)   $(8,629)
Unrealized gain (loss) on marketable
  securities, net of tax....................       (99)       (226)       (23)
Other.......................................         6           6          6
                                              --------    --------    -------
                                              $(16,587)   $(11,066)   $(8,646)
                                              --------    --------    -------

     The tax benefit related to unrealized loss in marketable securities is not material. As net earnings from foreign affiliates are considered primarily reinvested, no deferred taxes are provided in foreign currency translation adjustment. Upon disposal of ACT Division, $5,054,000 of foreign currency translation losses will be realized and included in gain on disposal of ACT Division. Realized gains (losses) on marketable securities are not material and are included in interest income.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 16  RELATED PARTY TRANSACTION

     Included in Prepaid expenses and other assets is a loan to Mr. Greenfield, a director of the Company, amounting to $1,257,000 in 2001 and $1,220,000 in 2000.

     In fiscal 2000, one of the Company's subsidiaries, MERANT Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property. The following table shows the movements on the loan account:

                                                             YEARS ENDED APRIL 30,
                                                             ----------------------
(IN THOUSANDS)                                                 2001         2000
--------------                                               ---------    ---------
Loan outstanding, beginning of year........................   $1,220           --
Advanced during the year...................................       --       $1,247
Repaid during the year.....................................      (52)         (57)
Interest charged during the year...........................       89           30
                                                              ------       ------
Loan outstanding, end of year..............................   $1,257       $1,220
                                                              ------       ------
Of which:
Principal..................................................    1,190        1,190
Interest...................................................       67           30

     The loan accrues interest at a rate of 7.5% per annum, which is comparable to mortgage interest rates in the United States and higher than the rate that MERANT generally earned on invested cash. The maximum principal outstanding during 2001 was $1,257,000. The loan matures on or before August 30, 2003. MERANT has made no provision in respect of delinquency in repayment of the loan, as it has every expectation that the loan will be repaid in accordance with the terms. As at the date of this report, Mr. Greenfield is current on all interest payments.

NOTE 17  SUBSEQUENT EVENTS

     The Company has been engaged in a process of restructuring during the current calendar year. As part of this process, several significant events have been announced since April 30, 2001.

     As disclosed in note 3, on page 50, the Company completed the sale of its ACT Division on August 10, 2001. An initial cash payment of $54,500,000 was received from the buyers. Final settlement of the sale price, which is subject to adjustment based on the value of the assets transferred, is during the second half of fiscal 2002.

     On September 14, 2001, the Company signed an agreement to sell its freehold premises in Newbury, Berkshire, U.K. MERANT will rent a suite of offices at the Newbury site, which will remain its head and registered office. The sale was completed on October 12, 2001, and will be included as a component of the gain on disposal of the ACT Division to be recognized in fiscal 2002.

     On September 11, 2001, the Company announced that it had agreed to sell its Enterprise Data Connectivity Division to Golden Gate Capital for $29,250,000, subject to adjustment for changes in book value of the business prior to closing. Completion of the transaction is dependent on certain conditions, including approval by MERANT shareholders and customary regulatory approvals. The Company will seek shareholder approval at an extraordinary general meeting, to be held on October 30, 2001. Subject to approval, completion of the transaction is expected shortly afterwards. The Company expects to record a small gain on the disposal of the EDC Division. At the same time, the Company announced that it proposes to return excess capital of at least L56,000,000 (approximately $80,000,000) to shareholders following completion of the sale

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 17  SUBSEQUENT EVENTS -- (CONTINUED)

of the EDC Division. The Company has not determined the impact on continuing operations related to this disposition.

     On September 20, 2001, the Company announced the appointment of Gerald Perkel as President and Chief Executive Officer. Mr. Perkel succeeds Gary Greenfield, who announced in June that he proposed to step down once a new CEO had been identified. At the same time, the Company also announced that its operational headquarters would relocate from Rockville, Maryland to Hillsboro, Oregon, which is the primary development, sales and support location for the Company's ECM Division. The cost of the relocation is expected to be between $15,000,000 and $20,000,000.

NOTE 18  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     Quarterly financial information for fiscal 2001 and 2000 is as follows:

                                     FIRST    SECOND     THIRD      FOURTH
IN THOUSANDS (EXCEPT PER ADS DATA)  QUARTER   QUARTER   QUARTER   QUARTER(A)    TOTAL
----------------------------------  -------   -------   -------   ----------   --------
YEAR ENDED APRIL 30, 2001:
Net revenue.....................    $41,016   $48,975   $46,284    $49,280     $185,555
Gross profit....................     31,098    37,933    35,395     38,896      143,322
(Loss) income from continuing
  operations....................     (3,534)    3,282     3,058     (5,991)      (3,185)
(Loss) income from discontinued
  operations....................     (7,179)   (4,265)   (4,140)     5,561      (10,023)
(Loss) on disposal of discontinued
  operations....................                                   (16,320)     (16,320)
Net (loss) income...............    (10,713)     (983)   (1,082)   (16,750)     (29,528)
Net (loss) income from continuing
  operations per ADS: basic.....    $ (0.12)  $  0.12   $  0.12    $ (0.23)    $  (0.12)
Net (loss) income from continuing
  operations per ADS: diluted...    $ (0.12)  $  0.12   $  0.12    $ (0.23)    $  (0.12)
Net (loss) income per ADS: basic..  $ (0.37)  $ (0.04)  $ (0.04)   $ (0.65)    $  (1.10)
Net (loss) income per ADS:
  diluted.......................    $ (0.37)  $ (0.04)  $ (0.04)   $ (0.65)    $  (1.10)
                                    -------   -------   -------    -------     --------
YEAR ENDED APRIL 30, 2000:
Net revenue.....................    $40,137   $41,020   $40,980    $52,632     $174,769
Gross profit....................     31,048    32,423    32,835     42,600      138,906
(Loss) income from continuing
  operations....................     (2,785)    2,552    (1,647)    (1,004)      (2,884)
(Loss) income from discontinued
  operations....................      4,595     6,552     4,985    (15,656)         476
Net income (loss)...............      1,810     9,104     3,338    (16,660)      (2,408)
Net (loss) income from continuing
  operations per ADS: basic.....    $ (0.09)  $  0.09   $ (0.05)   $ (0.03)    $  (0.10)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            US FORMAT -- (CONTINUED)

NOTE 18  QUARTERLY FINANCIAL INFORMATION (UNAUDITED) -- (CONTINUED)


                                     FIRST    SECOND     THIRD      FOURTH
IN THOUSANDS (EXCEPT PER ADS DATA)  QUARTER   QUARTER   QUARTER   QUARTER(a)    TOTAL
----------------------------------  -------   -------   -------   ----------   --------
Net (loss) income from continuing
  operations per ADS: diluted.....  $ (0.09)  $  0.08   $ (0.05)   $ (0.03)    $  (0.10)
                                    -------   -------   -------    -------     --------
Net income (loss) per ADS: basic..  $  0.06   $  0.31   $  0.10    $ (0.57)    $  (0.08)
Net income (loss) per ADS:
  diluted.........................  $  0.06   $  0.30   $  0.10    $ (0.57)    $  (0.08)
                                    -------   -------   -------    -------     --------

---------------
(a) Includes the $7,250,000 in-process research and development expensed in connection with the acquisition of The Enterprise Division of NetObjects (see note 2 on page 48).

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2000

                         REPORT OF INDEPENDENT AUDITORS
                                   US FORMAT

To the Board of Directors and Shareholders of MERANT plc

     We have audited the accompanying consolidated balance sheets of MERANT plc and subsidiaries as of April 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended April 30, 2001, 2000 and 1999 on pages 39 to 42. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MERANT plc at April 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for the years ended April 30, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
McLean, Virginia, U.S.A.
July 23, 2001, except for note 17, as to which the date is September 20, 2001

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2000

                      SELECTED CONSOLIDATED FINANCIAL DATA
                                   UK FORMAT

     The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements of MERANT, expressed in pounds sterling, set out on pages 78 to 108 of this report.

                                                                   FIFTEEN MONTHS
                                         YEAR ENDED   YEAR ENDED       ENDED        YEAR ENDED   YEAR ENDED
IN THOUSANDS OF G.B. POUNDS               APRIL 30     APRIL 30       APRIL 30      JANUARY 31   JANUARY 31
(EXCEPT PER SHARE DATA AND PERCENTAGES)     2001         2000           1999           1998         1997
---------------------------------------  ----------   ----------   --------------   ----------   ----------
OPERATING RESULTS FOR THE PERIOD:
Revenue...............................    215,433      227,283        215,473         97,015       73,089
Operating profit(loss) excluding
  amortisation of goodwill and non-
  recurring charges...................      2,720        9,509         17,886         12,736         (614)
Amortisation of goodwill..............    (42,482)     (39,150)       (21,915)            --           --
Non-recurring charges.................    (14,571)      (8,491)       (11,831)            --       (5,195)
Interest income, net..................      4,287        2,763          4,288          2,481        1,699
(Loss)/profit before taxation.........    (50,046)     (35,369)       (11,572)        15,217       (5,809)
Retained (loss)/profit for the
  period..............................    (50,914)     (35,461)       (15,279)        10,426       (7,281)
(Loss)/earnings per share: basic......     (37.9P)      (24.9p)        (14.3p)         14.0p       (10.2p)
(Loss)/earnings per share: diluted....     (37.9P)      (24.9p)        (14.3p)         13.3p       (10.2p)
Average number of shares in issue
  (thousands).........................    139,952      145,958        110,714         78,735       75,780
FINANCIAL POSITION AT END OF PERIOD:
Cash and bank deposits................     61,200       79,543         75,394         51,518       44,725
Total assets..........................    230,775      304,559        322,361        123,824      100,204
Creditors: amounts falling due after
  more than one year..................          -            -              6             12           15
Total shareholders funds..............    128,466      198,484        217,109         70,892       61,124
FINANCIAL CONDITION:
Working capital.......................     29,461       60,219         62,370         36,195       26,611
Current ratio.........................       1.32         1.70           1.67           1.78         1.81

---------------
NOTES:

(1) Details of the non-recurring charges are set out in note 9 to the financial statements on page 95.

(2) Shares and per-share data for prior periods has been restated to reflect the 5-for-1 sub-division of the Company's ordinary shares, which took effect from the close of business on March 13 1998.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION
                                   UK FORMAT

     This discussion has been prepared in accordance with U.S. reporting practice and is presented here so that readers of the U.K. format financial statements have the same information as readers of the U.S. format financial statements. It should be read in conjunction with the financial statements of MERANT plc and its subsidiary undertakings (collectively "MERANT") in pounds sterling, on pages 78 to 108.

     In addition to historical information, this discussion contains forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those indicated by the forward-looking statements. (See below under the section "Risk factors that may influence future operating results.")

     Founded in 1976, MERANT designs, develops and markets software products and services for enterprise application development. Our solution offerings for 2001 were as follows:

     - Enterprise Change Management ("ECM" or "PVCS") -- Helping companies improve their ability to manage change to enterprise digital assets, such as software applications, code and web content.

     - Enterprise Data Connectivity ("EDC" or "Data Direct") -- Provides standards-based data connectivity technology to integrate varied systems, applications and data across their enterprise.

     - Application Creation & Transformation ("ACT" or "Micro Focus") -- Enables companies to leverage existing investments in IT systems and extend these assets into new business applications.

     - Internet Professional Services ("IPS" or "E-Solutions") -- Services used to deliver complete applications to accelerate customers' e-business solution initiatives.

     Two years ago the Company reported that it had elected to change its financial year-end and accounting reference date to April 30 from January 31. Comparative figures are therefore reported for the year ended April 30 2000 and for the fifteen-month period ended April 30 1999. Throughout this discussion, references to financial year 2001 are to the year ended April 30 2001, references to 2000 are to the year ended April 30 2000 and references to 1999 are to the fifteen-month period ended April 30 1999.

RESULTS OF OPERATIONS

     As described in the Letter to Shareholders on pages 3 to 5, the Company began a process of restructuring its operations during 2001, with the objectives of concentrating resources on growth opportunities and delivering increased value to shareholders. In support of this strategy, in February 2001, the Company withdrew from its E-Solutions Division. This business had contributed approximately 3% of the Company's revenue in the current year, and 9% in the previous year. The operating results of the E-Solutions Division have been disclosed as discontinued operations in the financial statements. After the end of the fiscal year, in August 2001, the Company sold its Application Creation and Transformation Division, and in September 2001 the Company announced that it had agreed to sell its Enterprise Data Connectivity Division. In accordance with U.K. accounting standards, the operating results of those businesses are included in continuing operations.

     In 1999 the Company reported its acquisition of INTERSOLV, Inc., ("INTERSOLV"), a transaction which approximately doubled the size of the Company in terms of revenue, costs and employees. The transaction was accounted for as an acquisition, and INTERSOLV's operating results have been included with those of the Company for the period since September 24 1998, the date of the acquisition.

     In the year ended April 30 2001 MERANT reported an operating profit before exceptional items and amortisation of goodwill, of L2.7 million, compared to L9.5 million in 2000 and L17.9 million in 1999. After exceptional items and amortisation of goodwill, net loss for 2001 was L50.9 million or 37.9p per share. This compares to net losses of L35.5 million or 24.9p per share in 2000 and L15.3 million or 14.3p per share in 1999.

  Net revenue

     The Company generally licences its products to end-users under license agreements. The Company also offers a broad range of services, including maintenance, support, training and consulting. Maintenance services consist primarily of enhancements and upgrades to products as well as telephone support concerning the use of the Company's products. Training and consulting services provides a range of support services and are focused on helping customers in using the Company's products.

     Total net revenue for 2001 was L215.4 million, a 5% decrease relative to 2000. Revenue from continuing operations increased by 1%. Revenue growth from the ECM and EDC Divisions was offset by lower demand for COBOL products and services.

     Total net revenue for 2000 was L227.3 million, a 5% increase relative to 1999, and representing a 23% increase on an annualised basis. The increase results from the partial inclusion of the acquired INTERSOLV business during 1999. Increased revenue from the Company's ECM and EDC Divisions was offset by a 14% decrease in revenue from traditional COBOL products and services, which includes Year 2000 solutions. Revenue from Year 2000 products and services represented 6% of total revenue, down from 15% in the previous twelve months.

  Revenue by product/service type

                                       2001     CHANGE    2000     CHANGE    1999
                                      -------   ------   -------   ------   -------
                                       L'000              L'000              L'000
Licence fees........................  105,313     -9%    116,228     -2%    118,245
Maintenance subscriptions...........   76,852     13%     67,860     20%     56,454
Training and consulting.............   27,619     16%     23,806     25%     19,102
                                      -------    ---     -------    ---     -------
Total net revenue from continuing
  operations........................  209,784      1%    207,894      7%    193,801
Revenue from discontinued
  operations........................    5,649    -71%     19,389    -11%     21,672
                                      -------    ---     -------    ---     -------
TOTAL NET REVENUE...................  215,433     -5%    227,283      5%    215,473
                                      -------    ---     -------    ---     -------

     Licence fee revenue decreased by L10.9 million in 2001 relative to 2000, mostly because of a 27% decline in revenue for the ACT Division's COBOL products. In 2000, license fee revenue decreased L2.0 million. On an annualised basis, licence fee revenue in 2000 increased by 23% relative to 1999. The increase in 2000 reflected the full inclusion of revenue from the former INTERSOLV business.

     Maintenance subscriptions increased by L9.0 million in 2001 relative to 2000, due to increases related to the ECM and EDC product areas offsetting the decline in ACT COBOL products and services. In 2000, maintenance subscriptions increased by L11.4 million relative to 1999. On an annualised basis, maintenance subscriptions in 2000 increased by 50% relative to 1999. These year-on-year increases resulted from a combination of growth in the installed customer base and renewal of existing maintenance contracts for all key products, as well as the acquisition of INTERSOLV.

     Training and consulting revenue increased by L3.8 million in 2001 relative to 2000, due to increased demand in all product areas. In 2000, training and consulting revenue increased by L4.7 million relative to 1999, largely due to the acquisition of INTERSOLV, which traditionally earned a higher proportion of its revenue from service business.

     Revenue from discontinued operations represents revenue generated by the Company's E-Solutions Division, which was closed in February 2001, three months before the year-end.

  Revenue by business segment

     ECM revenue was L95.0 million in 2001, up 18% from the previous year. Currency translation benefited 2001 revenue compared with 2000, primarily because of the dollar strengthening compared to most currencies. Growth at constant currency exchange rates was 12%, driven by increased maintenance and service revenues for this area. ECM had modest overall growth in license fees as strong growth in Europe and Asia was mostly offset by weakness in North America.

     EDC revenue for 2001 was L31.3 million, up 29%. Double digit growth on sales to other independent software vendors embedding this technology was offset by lower direct sales to end-user businesses.

     ACT revenue was L83.5 million in 2001, down 4% from the previous year. The decrease is primarily the result of a decrease in new licenses for COBOL related products.

     E-Solutions revenue was L5.6 million in fiscal 2001 compared with L19.4 million during the previous year. Revenue growth in new service offerings focused on IPS was not great enough to offset the decrease in demand for Year 2000 consulting solutions. In addition, the Company decided to exit this business in February of 2001.

  Revenue by geography

     In 2001, American revenue was L132.4 million, effectively unchanged relative to 2000, but represented 61% of total revenue, compared to 58% in 2000 and 62% in 1999. In 2000, American revenue was L132.5 million, which represented an increase of 24% over 1999 on an annualised basis, reflecting the full inclusion of INTERSOLV revenue.

     In 2001, U.K. revenue was L31.6 million, an increase of 10% relative to 2000, and represented 15% of total revenue, compared to 13% in 2000 and 14% in 1999. In 2000, U.K. revenue was L28.7 million, which represented an increase of 19% over 1999 on an annualised basis, reflecting the full inclusion of INTERSOLV revenue.

     In 2001, European revenue (excluding the U.K.) was L37.2 million, a decrease of 22% relative to 2000, and represented 17% of total revenue, compared to 21% in 2000 and 17% in 1999. In 2000, European revenue was L47.9 million.

     Revenue from other territories decreased to L14.2 million in 2001, compared to L18.2 million in 2000, and represented 7% of total revenue, compared to 8% in 2000 and 7% in 1999.

  Cost of revenue

                                          2001              2000              1999
                                         L'000    CHANGE   L'000    CHANGE   L'000
                                         ------   ------   ------   ------   ------
Cost of licence fees...................   4,836    -18%     5,868    -37%     9,365
Cost of maintenance subscriptions......  14,243     -2%    14,552    -14%    16,998
Cost of training and consulting........  26,784     35%    19,904     57%    12,704
                                         ------    ---     ------    ---     ------
Total cost of revenue from continuing
  operations...........................  45,863     14%    40,324      3%    39,067
Cost of revenue from discontinued
  operations...........................   8,523    -49%    16,814      2%    16,543
                                         ------    ---     ------    ---     ------
Total cost of revenue..................  54,386     -5%    57,138      3%    55,610
                                         ------    ---     ------    ---     ------

     Cost of licence fees is comprised principally of the cost of product materials (including the purchase of disks and CDs, the transfer of data to electronic media, and the printing of manuals), packaging and distribution costs, and royalties to third party software developers for the licencing of certain add-on software products. These costs represented 5% of licence fee revenue in 2001, compared to 5% in 2000 and 8% in 1999. The significant decrease in 2000 relative to 1999 reflected savings in product materials arising from the documentation being supplied on CD-ROM.

     Cost of maintenance subscriptions is comprised principally of salaries and benefits for technical support personnel. These costs represented 19% of maintenance subscription revenue in 2001 and 2000, compared to 26% in 1999. The decrease in 2000 relative to 1999 reflected the benefits of the investments made in 1999 to improve the effectiveness of our telephone support function.

     Cost of training and consulting is comprised principally of salaries, benefits and expenses of training and consulting personnel. These costs represented 97% of training and consulting revenue in 2001, compared to 84% in 2000 and 67% in 1999. The increase in 2001 relative to 2000 was due to personnel additions in this area exceeding the growth in revenue. Actions were taken in the later part of 2001 to reduce costs in this area.

  Gross profit

                               2001                 2000                 1999
                               L'000     CHANGE     L'000     CHANGE     L'000
                              -------    ------    -------    ------    -------
Gross profit................  161,047      -5%     170,145      6%      159,863
Percentage of total revenue
  (margin)..................       75%                  75%                  74%

     The Company's gross margin can be affected by a number of factors, including changes in product or distribution channel mix, the mix of product, maintenance and service revenue, and competitive pressures on pricing. Gross margin is also dependent on discounts selectively provided to customers in competitive sales situations. In addition, the expansion of our consulting organization and our ability to deploy its capacity to revenue generating projects may adversely affect gross margin. Because of the above factors, gross margin fluctuations are difficult to predict, and gross margins may decline from current levels in future periods.

  Research and development

                                2001                 2000                1999
                                L'000     CHANGE    L'000     CHANGE     L'000
                               -------    ------    ------    ------    -------
Research and development
  expenditure................   38,351      11%     34,485      13%      30,455
Deduct: amounts
  capitalized................      (62)    -97%     (2,356)    -60%      (5,853)
                               -------     ---      ------     ---      -------
Current expenditure charged
  to income..................   38,289      19%     32,129      31%      24,602
Add: amortization of
  previously capitalized
  costs......................    1,485     -69%      4,740     -51%       9,717
Non-recurring charge for
  impairment (note 9)........       --     n/a       4,657     n/a           --
                               -------     ---      ------     ---      -------
Total research and
  development costs..........   39,774      -4%     41,526      21%      34,319
                               -------     ---      ------     ---      -------
Percentage of total
  revenue....................       18%                 18%                  16%

     Research and development costs consist principally of salaries, benefits and travel expenses for software developers, related facility costs and expenses associated with computer equipment used in software development. Research and development spending supports the development and enhancement of new and existing products and is consistent with our strategy of investing heavily to improve and expand our product lines. We capitalise some of this expenditure as software product assets and provide for amortisation of each asset over its estimated life. Research and development costs include the amortisation of previously capitalised software costs.

     Current expenditure on software research and development increased by L3.9 million in 2001 relative to 2000. This increase reflects MERANT's increased investment on development projects focused on ECM, including the web content management portion of this segment. In 2000 research and development expenditure increased by L4.0 million. During 2001, MERANT's development efforts were redirected primarily towards the areas with the greatest growth opportunity.

     In 2001, L0.1 million of this expenditure was capitalised as software product assets, compared to L2.4 million in 2000. The reduction in the level of capitalisation is the result of fewer projects reaching technological feasibility during 2001. After providing for amortisation of previously capitalised costs, the net charge, representing the excess of amortisation over capitalisation, amounted to L1.4 million in 2001, compared to L7.0 million in 2000 and L3.8 million in 1999. The charge in 2000 included an impairment charge of L4.7 million which represented provisions against the carrying value of previously capitalised software product assets.

     MERANT believes that ongoing development of new products and features is required to maintain and enhance its competitive position. Accordingly, while we will continue to control expenses where possible, we anticipate that aggregate research and development expenses will increase over time, and may not be directly related to the level of revenue realised in future periods.

  Sales and marketing

                                2001                 2000                 1999
                                L'000     CHANGE     L'000     CHANGE    L'000
                               -------    ------    -------    ------    ------
Sales and marketing..........  103,667      -5%     108,959      22%     89,161
Percentage of total
  revenue....................       48%                  48%                 41%

     Sales and marketing costs include salaries and benefits, sales commissions, travel and related facility costs for sales, pre-sales and marketing personnel, and publicity costs such as advertising, trade shows and other market development programmes. In 2001 these costs decreased by L5.3 million relative to 2000, due to lower revenue. In 2000 sales and marketing costs included a non-recurring charge of L3.5 million related to a realignment of the business (see "Non-recurring charges", below). In 2000, sales and marketing costs increased by L20.8 million, reflecting sales force expansion, higher commissions and higher advertising and marketing costs, including those associated with the corporate name-change and product launches, but also reflecting the full inclusion of INTERSOLV's business.

     MERANT believes that continued investment in sales, marketing, customer support and promotional activities is essential to maintaining its competitive position. The Company is expanding its sales and support staffs and, accordingly, anticipates that sales and marketing expenses will be higher in future periods.

  General and administrative

                                  2001                2000                1999
                                 L'000     CHANGE    L'000     CHANGE    L'000
                                 ------    ------    ------    ------    ------
General and administrative.....  14,886     -20%     18,642      1%      18,497
Percentage of total revenue....       7%                  8%                  9%

     General and administrative costs consist principally of salaries and benefits, travel and related facility costs for MERANT's group management, finance, legal and human resources operations, and include such costs as outside legal and accounting fees. As presented in the profit and loss account on page 78, general and administrative costs also include provisions for amortisation of goodwill which has arisen on acquisitions made since January 31 1998. However, to provide a better understanding of the underlying levels of general and administrative costs, amortisation of goodwill is identified separately in this discussion.

     Excluding goodwill amortisation charges, general and administrative costs decreased by L3.8 million in 2001 relative to 2000 as a result of achieved operational efficiencies.

     The Company anticipates that general and administrative expenses will decrease in future periods.

  Goodwill amortisation

                                  2001                2000                1999
                                 L'000     CHANGE    L'000     CHANGE    L'000
                                 ------    ------    ------    ------    ------
Goodwill amortisation..........  42,482      9%      39,150      79%     21,915
Percentage of total revenue....      20%                 17%                 10%

     Goodwill amortisation charges arise as a result of acquisitions made by the Company, where the excess of the purchase price over the respective estimated fair value of the net tangible assets acquired is attributed to goodwill and amortised over its economic life. In 2001 the Company has capitalised goodwill totalling L11.9 million (2000: L31.4 million; 1999: L144.4 million). Consequently, amortisation charges increased significantly in 2001 relative to 2000, and in 2000 relative to 1999.

  Non-recurring charges

                                  2001                2000                1999
                                  L'000     CHANGE    L'000    CHANGE     L'000
                                 -------    ------    -----    ------    -------
Fundamental restructuring......       --     n/a         --     n/a      (11,831)
Provision for loss on disposal
  of fixed assets..............   (3,254)    n/a         --     n/a           --
Loss on termination of business
  operation....................  (11,317)    n/a         --     n/a           --
Percentage of total revenue....       -7%                 0%                  -5%

     In the year ended April 30 2001, the Company has reported two non-operating exceptional items on the face of the profit and loss account.

     The provision for loss on disposal of fixed assets represents actual and anticipated losses incurred on the Company's investment in its own shares. The Company has acquired its own shares in order to fulfil its obligations to the 1999 Employee Share Purchase Plan (ESPP). Under the terms of the ESPP, the Company is committed to selling those shares to participants of the ESPP at prices based on current market values. Because of the decline in the market value of the Company's shares during the year, the Company has incurred actual losses amounting to L1.3 million on sales of its own shares during the year, and has provided for future losses of L2.0 million. The provision for future losses is based on estimates of the numbers of shares which will be sold to ESPP participants in the year ended April 30 2002.

     The loss on termination of business operation represents the net cost of the termination of the consulting business. It consists of the carrying value of goodwill now written off (L6.5 million), severance payments to employees of the consulting business (L0.6 million) and other closure costs related to excess facilities (L4.2 million).

     In the year ended April 30 2000, the Company reported one-time charges totalling L8.5 million and included these charges in the appropriate cost categories within operating expenses in the profit and loss account:

                                                              L'000
                                                              -----
Research and development....................................  4,657
Sales and marketing.........................................  3,502
General and administrative..................................    332
                                                              -----
                                                              8,491
                                                              -----

     The charges resulted from management actions which recognised the Company's accelerated transition to e-business solutions and the relative decline in demand for Year 2000 and traditional COBOL-based products and services. Of this total, L4.7 million represented provisions for impairment of previously capitalised software product assets, where the book values attributed to certain products could not be justified by the future revenue streams projected for those products. The balance of L3.8 million related to provisions for severance costs for approximately 50 employees in our COBOL related business and for the costs associated with closing of excess facilities.

     In 1999 the Company provided for costs of L11.8 million in connection with a fundamental restructuring of its operations. Following the acquisition of INTERSOLV in September 1998, management realigned the Company's operations into four business units, one of which closely aligned the pre-acquisition operations of the Company. As part of this realignment, the Company incurred charges consisting principally of the write-off of redundant or impaired assets and severance costs. Because of the fundamental nature of this reorganisation, the related costs have been disclosed as an exceptional item in the profit and loss account.

  Interest income, net

                                    2001               2000               1999
                                    L'000    CHANGE    L'000    CHANGE    L'000
                                    -----    ------    -----    ------    -----
Interest income, net..............  4,287      55%     2,763     -36%     4,288
Percentage of total revenue.......      2%                 1%                 2%

     In 2001 interest earned on cash and short-term investments, net of interest expense, increased by L1.5 million relative to 2000. The increase reflects interest earned on refunded corporate taxes. In 2000 interest income declined by 17% on an annualised basis, reflecting lower average cash balances during the year, as well as lower interest rates.

  Income taxes

                                   2001               2000                1999
                                   L'000    CHANGE    L'000    CHANGE    L'000
                                   -----    ------    -----    ------    ------
Income taxes.....................  (868)     843%       (92)    -98%     (3,707)
Percentage of total revenue......     0%                  0%                 -2%
Effective tax rate...............    -2%                  0%                -32%
U.K. statutory rate..............    30%                 30%                 31%

     MERANT's tax rate in each of the last three years has been significantly distorted by the permanent differences between accounting profits and taxable profits, primarily the difference in the treatment of amortisation of goodwill, which is generally not an allowable expense for tax purposes. The tax rate is also impacted by reserves being established for tax benefits of net operating losses for which realisation is not assured and by the distribution of taxable profits and losses among the tax jurisdictions in which the Company operates. An analysis of the charge for income taxes, including an analysis of differences between the effective rate and the U.K. statutory rates, is given in note 11 to the financial statements on page 96.

     The income tax returns of some of the Company's U.S. subsidiary undertakings for the years ended January 31 1993 to 1997 have been examined by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. Any adjustments that may result from this examination are not expected to have a material adverse impact on the Company's consolidated operating results or its financial position.

  Discontinued operations

     In February 2001, MERANT's Board of Directors approved management's plan to terminate the Company's E-Solutions Division, which operated the consulting business. The closure of the E-Solutions Division was announced by the Company on February 21 2001, and was completed at the beginning of May. Accordingly, the Company reported the results of operations of the E-Solutions Division, which amounted to net losses of L9.3 million in 2001 and L3.3 million in 2000, as discontinued operations.

     In 2001 the Company also recorded the loss arising on the termination of the business, which amounted to L11.3 million. The loss includes a L8.1 million write-off of the unamortised portion of the goodwill which arose on the acquisition of Essential Software, Inc in 1999. Additional information on the closure of the E-Solutions Division is given in note 4 to the financial statements on pages 92 and 93.

  Business combinations

     On February 20 2001 MERANT completed the acquisition of the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California, U.S.A. The total consideration for the transaction was approximately L12.6 million, the whole of which was payable in cash. This transaction has been accounted for using the acquisition method, and accordingly, the excess of the purchase price over the estimated fair value of the net tangible assets acquired has been capitalised as goodwill. This amount, which totalled L13.1 million, is being amortised over its estimated economic life of five years.

     In the year ended April 30 2000 the Company completed four acquisitions at a total cost of L28.9 million.

     On August 3 1999 the Company acquired all of the share capital of Essential Software, Inc., a privately-owned Internet professional services firm based in Raleigh, North Carolina, U.S.A. The total consideration for the transaction, which amounted to L10.1 million, was paid in cash. Goodwill arising on the transaction was amortised based on an estimated economic life of five years. Essential Software, Inc., formed part of the E-Solutions Division, and the unamortised portion of the goodwill, which amounted to L8.0 million, has been included in loss on discontinued operations (see note 4 to the financial statements on pages 92 and 93).

     On November 23 1999 the Company acquired all of the share capital of EnterpriseLink Technology Corporation, a privately-owned supplier of enterprise extension software based in Campbell, California, U.S.A. The total consideration was L8.7 million. The EnterpriseLink technology was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition will be set against the net gain on the disposal of the ACT Division in 2002.

     On December 6 1999 the company acquired all of the outstanding stock of Trillium Software Corporation, a privately-owned supplier of change management software based in Eden Prairie, Minnesota, U.S.A. The total consideration, which was subject to adjustment depending on future operating results of Trillium up to October 31 2001, was estimated at L4.0 million, of which L2.3 million was paid on acquisition. It is unlikely that the financial performance targets will be met. Consequently, the cost of the acquisition has been revised to L3.9 million. Goodwill arising on this acquisition, which totalled $4.4 million, is being amortised over its estimated economic life of five years.

     On January 8, 2000, the Company acquired for the ACT Division the remaining 79.9% of the outstanding stock of Northern Software Partners AS, its distributor for the Nordic region, based in Oslo, Norway. The total consideration for the transaction was estimated at the time of closing to be approximately L2.3 million, payable in cash, of which L2.0 million was paid in cash before April 30 2000. An additional L0.4 million was paid in the current year in accordance with the acquisition agreement. No further payments are due and after transaction cost adjustments, the cost of the acquisition has been revised to L2.6 million. The initial valuation of goodwill has been increased accordingly. Northern Software Partners AS, which changed its name to MERANT Nordic AS on January 21, 2000, was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition will be set against the net gain on the disposal of the ACT Division in 2002.

     Each of these transactions was accounted for using the acquisition method. Accordingly, the excess of the purchase price over the respective estimated fair value of the net tangible assets of each company was allocated to goodwill. Amortisation was provided based on an estimated economic life of five years.

     In the fifteen-month period ended April 30 1999 the Company completed three acquisitions at a total cost of L165.0 million.

     On May 15 1998 the Company acquired all of the share capital of its Italian distributor, Micro Focus Italia, s.r.l., for total consideration of L2.7 million. On August 13 1998 the company acquired all of the outstanding stock of its Australian distributor, Advanced Software Engineering Pty Ltd., for total consideration of approximately L1.5 million. Both companies were incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on these acquisitions will be set against the net gain on the disposal of the ACT Division in 2002.

     On September 24 1998 the Company acquired all of the share capital of INTERSOLV, Inc., a publicly-owned corporation based in Rockville, Maryland, U.S.A. and listed on the Nasdaq National Market, for $272.0 million (approximately L160.8 million). INTERSOLV was a provider of software solutions, focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal. The Company issued 12.6 million new MERANT ADSs (representing 63.1 million new

MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time the merger was completed represented approximately 46% of MERANT's share capital on a fully-diluted basis. At the time of this acquisition, provision was made for costs amounting to L11.8 million in connection with the fundamental reorganisation of the businesses of the combined companies. These costs were disclosed as an exceptional item in 1999, as described more fully in note 9 on page 95.

     Additional information on these transactions is given in note 3 to the consolidated financial statements on pages 90 to 92.

  Post balance sheet event

     Since the year-end, in August 2001, MERANT completed the sale of its Application Creation and Transformation Division to Golden Gate Capital and Parallax Partners for $62.5 million (L45.3 million) in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval, the Company held an extraordinary general meeting of shareholders on July 23 2001, at which shareholders approved the transaction. The transaction was completed on August 10 2001, and an initial cash payment of $54.5 million was received from the buyers. Under the terms of the agreement, final settlement of the sale price is due in the second half of the year ended April 30 2002. In accordance with U.K. accounting standards, the operating results of the ACT Division have been included in continuing operations in these financial statements. A summary of these results is included in note 26 to the financial statements on pages 107 to
108. The net gain arising from the sale of the business will be recognised in 2002.

RISK FACTORS THAT MAY INFLUENCE FUTURE OPERATING RESULTS

     The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. In accordance with U.S. practice, the Company highlights some of these risks, and their possible impact on its future results of operations and financial condition, in the U.S. format financial statements on pages 29 to 35. Interested readers are encouraged to study these comments.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     The Company's principal financial instruments, other than derivatives, comprise bank loans, cash, and short-term deposits. The main purpose of these financial instruments is to fund the operations of the business. The Company has various other financial instruments, such as trade debtors and trade creditors, that arise directly from its operations. The Company also enters into derivative transactions (principally forward currency contracts). The purpose is to manage the currency risks arising from the group's operations and its sources of finance.

     It is, and has been throughout the period under review, the group's policy that no trading in financial instruments is undertaken.

     The main risks arising from the group's operations are liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks and they are summarised below. These policies have remained unchanged during the period under review.

  Liquidity risks

     The group's objective is to maintain a balance between maximisation of investment returns and liquidity by restriction of the permitted investments and the duration to maturity of those investments.

  Foreign currency risk

     As a result of the significant investment in overseas operations, movements in foreign currency exchange rates can significantly affect the group's balance sheet. The group seeks to mitigate the effect of this structural currency exposure by entering into foreign exchange hedges and by using its borrowing facilities. In managing its structural currency exposures, the group's objectives are to maintain a low cost of borrowing and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. At April 30 2001 no hedging contracts were outstanding; borrowings, denominated in euros, totalled L1.4 million.

     The group also has transactional exposures. Such exposures arise from sales or purchases by an operating unit in currencies other than that unit's functional currency. The group uses its multi-currency bank facility to minimise such currency exposures.

  Exchange rate fluctuations

     MERANT prepares separate consolidated financial statements expressed in U.S. dollars and pounds sterling. Revenue, costs and expenses arising in currencies other than the reporting currency are translated using average exchange rates. Assets and liabilities denominated in currencies other than the reporting currency are translated at exchange rates in effect at the balance sheet date. The majority of the Company's revenue arises in U.S. dollars (approximately two-thirds in 2001), whereas its costs are incurred approximately equally in U.S. dollars and other currencies, predominately pounds sterling. Consequently fluctuations in exchange rates, particularly between the U.S. dollar and the pound sterling, may have a significant impact on the Company's operating results, notably when expressed in pounds sterling. In 2001, 2000 and 1999, fluctuations between the U.S. dollar and the pound sterling have not been significant, and net exchange rate gains or losses on operational transactions have been immaterial.

     The Company has a hedging programme that aims, where possible, to minimise foreign exchange gains or losses from recorded foreign-currency denominated assets and liabilities. This programme involves the use of borrowings and forward foreign exchange contracts in certain European currencies, including the euro. The Company does not hedge anticipated foreign currency revenues and expenses not yet incurred. No hedging contracts were outstanding at April 30 2001.

  Liquidity and capital resources

     MERANT continues to fund its activities through cash from operating activities. As a result of non-operating activities, cash balances have declined during the year from L79.5 million to L61.2 million.

     In the year ended April 30 2001 operating activities generated L19.7 million in cash. During the year L12.6 million was spent on the acquisition of the Enterprise Division of NetObjects, Inc., and L6.8 million was invested in computer and telecommunications equipment and other fixed assets. In addition, L1.4 million, net, was absorbed by corporate share plans, representing the excess of the Company's investment in its own shares over the proceeds from the sale of shares to option-holders on the exercise of their options and to participants in the Employee Share Purchase Plan. The Company also spent L13.8 million on the shares which it purchased for cancellation in August 2000.

     In the year ended April 30 2000 operating activities generated L36.8 million in cash. During the year L37.7 million was invested in the business:
L27.8 million was spent on the acquisition of the businesses referred to above under the section "Business combinations", and L9.9 million, net, was invested in computer and telecommunications equipment and other fixed assets, and in developing new software. In addition, L8.5 million, net, was generated by corporate share plans, representing the excess of proceeds from the sale of shares to option-holders on the exercise of their options over the cost of shares acquired by the Company. After payment of corporate taxes of L6.4 million, and other cash inflows totalling L1.4 million, net, cash balances increased during the year by L4.1 million.

     The Company has in place a line of credit under the terms of which unsecured financing of up to L5.0 million is available until January 2002. At April 30 2001 borrowings equivalent to L1.4 million had been made against this line of credit compared to L1.8 million at April 30 2000.

     MERANT believes it is important to maintain a conservative capital structure and a strong cash position. The Company's investment policy is designed to minimise risk while maximizing return on cash given such levels of risk, and to keep uninvested cash at a minimum. Cash management is centralised, although some cash is held at various subsidiaries around the world to meet local operating requirements. All cash is freely remittable.

     The Company believes that existing cash balances in combination with internally generated funds and its available bank lines of credit will be more than sufficient to meet cash requirements in 2002.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                   UK FORMAT

                                                                                          FIFTEEN
                                                                  YEAR                     MONTHS
                                                                 ENDED      YEAR ENDED     ENDED
                                                                APRIL 30     APRIL 30     APRIL 30
                                                       NOTES      2001         2000         1999
                                                       -----    --------    ----------    --------
                                                                 L'000        L'000        L'000
                                                                --------    ----------    --------
REVENUE: CONTINUING BUSINESS
  Licence fees.......................................           105,313      116,228      118,245
  Maintenance subscriptions..........................            76,852       67,860       56,454
  Training and consulting............................            27,619       23,806       19,102
                                                                -------      -------      -------
                                                                209,784      207,894      193,801
REVENUE: DISCONTINUED BUSINESS.......................     4       5,649       19,389       21,672
                                                                -------      -------      -------
     TOTAL REVENUE...................................           215,433      227,283      215,473
                                                                -------      -------      -------
COST OF REVENUE: CONTINUING BUSINESS
  Cost of licence fees...............................             4,836        5,868        9,365
  Cost of maintenance revenue........................            14,243       14,552       16,998
  Cost of service revenue............................            26,784       19,904       12,704
                                                                -------      -------      -------
                                                                 45,863       40,324       39,067
COST OF REVENUE: DISCONTINUED BUSINESS...............     4       8,523       16,814       16,543
                                                                -------      -------      -------
     TOTAL COST OF REVENUE...........................            54,386       57,138       55,610
                                                                -------      -------      -------
GROSS PROFIT.........................................           161,047      170,145      159,863
                                                                -------      -------      -------
OPERATING EXPENSES
  Research and development...........................     5      39,774       41,526       34,319
  Sales and marketing................................           103,667      108,959       89,161
  General and administrative.........................     6      57,368       57,792       40,412
                                                                -------      -------      -------
     TOTAL OPERATING EXPENSES........................           200,809      208,277      163,892
                                                                -------      -------      -------
OPERATING (LOSS)/PROFIT:
  Continuing business................................           (30,485)     (34,816)      (3,620)
  Discontinued business..............................            (9,277)      (3,316)        (409)
                                                                -------      -------      -------
     TOTAL OPERATING (LOSS)..........................     7     (39,762)     (38,132)      (4,029)
EXCEPTIONAL ITEMS:
  Fundamental restructuring..........................     9          --           --      (11,831)
  Loss on disposal of fixed assets...................     9      (3,254)          --           --
  Loss on termination of business operation..........   4/9     (11,317)          --           --
                                                                -------      -------      -------
(LOSS) ON ORDINARY ACTIVITIES, BEFORE INTEREST
  INCOME.............................................           (54,333)     (38,132)     (15,860)
  Interest income....................................             4,466        2,953        4,433
  Interest expense...................................    10        (179)        (190)        (145)
                                                                -------      -------      -------
(LOSS) BEFORE TAXATION...............................           (50,046)     (35,369)     (11,572)
  Taxation...........................................    11        (868)         (92)      (3,707)
                                                                -------      -------      -------
(LOSS) FOR THE PERIOD................................           (50,914)     (35,461)     (15,279)
                                                                =======      =======      =======
(LOSS)/EARNINGS PER SHARE: BASIC.....................    12      (37.9P)      (24.9p)      (14.3p)
(LOSS)/EARNINGS PER SHARE: DILUTED...................    12      (37.9P)      (24.9p)      (14.3p)
                                                                -------      -------      -------

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                           CONSOLIDATED BALANCE SHEET
                                   UK FORMAT

                                                                       APRIL 30    APRIL 30
                                                                         2001        2000
                                                              NOTES     L'000       L'000
                                                              -----    --------    --------
FIXED ASSETS
  Intangible fixed assets...................................   13       75,383     120,205
  Tangible fixed assets.....................................   14       28,313      30,075
  Investments...............................................   15        6,860       7,431
                                                                       -------     -------
     TOTAL FIXED ASSETS.....................................           110,556     157,711
                                                                       -------     -------
CURRENT ASSETS
  Stocks....................................................   16          610       1,444
  Debtors...................................................   17       58,409      65,861
  Cash......................................................            61,200      79,543
                                                                       -------     -------
     TOTAL CURRENT ASSETS...................................           120,219     146,848
                                                                       -------     -------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR..............   18       90,758      86,629
                                                                       -------     -------
NET CURRENT ASSETS..........................................            29,461      60,219
                                                                       -------     -------
     TOTAL ASSETS LESS CURRENT LIABILITIES..................           140,017     217,930
PROVISIONS FOR LIABILITIES AND CHARGES......................   21       11,551      19,446
                                                                       -------     -------
NET ASSETS..................................................           128,466     198,484
                                                                       =======     =======
CAPITAL AND RESERVES
  Called up share capital...................................             2,699       2,988
  Share premium account and other reserves..................           200,625     200,421
  Capital redemption reserve................................               292          --
  Profit and loss account...................................           (75,150)     (4,925)
                                                                       -------     -------
     TOTAL SHAREHOLDERS' FUNDS..............................           128,466     198,484
                                                                       =======     =======

The financial statements on pages 78 to 108 were approved by the Board of directors on October 22, 2001


/s/ J. MICHAEL GULLARD
J. Michael Gullard
Director

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                        CONSOLIDATED CASH FLOW STATEMENT
                                   UK FORMAT

                                                                                      FIFTEEN MONTHS
                                                          YEAR ENDED    YEAR ENDED        ENDED
                                                           APRIL 30      APRIL 30        APRIL 30
                                                             2001          2000            1999
                                                            L'000         L'000           L'000
                                                          ----------    ----------    --------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (NOTE i)......    19,718        36,756          33,864
                                                           -------       -------         -------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE:
  Interest received.....................................     4,466         2,936           4,433
  Interest paid.........................................      (179)         (190)           (145)
                                                           -------       -------         -------
NET CASH INFLOW FROM RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE..................................     4,287         2,746           4,288
                                                           -------       -------         -------
TAXATION:
  U.K. corporation tax (paid)/refunded..................       256        (5,542)          1,297
  Overseas tax (paid)...................................    (2,145)         (854)           (582)
                                                           -------       -------         -------
TAX (PAID)/REFUND.......................................    (1,889)       (6,396)            715
                                                           -------       -------         -------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT:
  Purchases of tangible fixed assets....................    (6,785)       (9,041)         (8,906)
  Capitalised software product assets and other
     intangibles........................................       (62)       (2,361)         (5,853)
  Investment in own shares..............................    (5,212)       (2,982)             --
  Proceeds from sale of own shares......................     3,836           241              95
  Disposal of tangible fixed assets.....................        --         1,523              --
                                                           -------       -------         -------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL
  INVESTMENT:...........................................    (8,223)      (12,620)        (14,564)
                                                           -------       -------         -------
ACQUISITIONS AND DISPOSALS:
  Investment in subsidiary undertakings.................   (12,962)      (28,276)         16,048
  Net cash acquired with subsidiary undertakings........                     518         (17,928)
                                                           -------       -------         -------
NET CASH OUTFLOW FROM ACQUISITIONS AND DISPOSALS........   (12,962)      (27,758)         (1,880)
                                                           -------       -------         -------
CASH INFLOW/(OUTFLOW) BEFORE FINANCING..................       931        (7,272)         22,423
                                                           -------       -------         -------
  Issue of ordinary shares..............................       207        11,285           2,139
  Cancellation of ordinary shares.......................   (13,688)           --              --
  Expenses attributable to issue/cancellation of
     ordinary shares....................................      (150)           --          (2,654)
  Capital element of finance lease obligations..........        --            --              (9)
  Bank loan.............................................      (362)           72             689
                                                           -------       -------         -------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING................   (13,993)       11,357             165
                                                           -------       -------         -------
(DECREASE)/INCREASE IN CASH.............................   (13,062)        4,085          22,588
                                                           =======       =======         =======

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                   NOTES TO CONSOLIDATED CASH FLOW STATEMENT
                                   UK FORMAT

                                                                                          FIFTEEN
                                                                                           MONTHS
                                                              YEAR ENDED    YEAR ENDED     ENDED
                                                               APRIL 30      APRIL 30     APRIL 30
                                                                 2001          2000         1999
                                                                L'000         L'000        L'000
                                                              ----------    ----------    --------
(i) RECONCILIATION OF OPERATING (LOSS) TO "NET CASH INFLOW
FROM OPERATING ACTIVITIES"
Operating (loss)............................................   (39,762)      (38,132)      (4,029)
Depreciation charges........................................     8,789         5,931        8,512
Amortisation charges........................................    43,967        43,890       30,390
Loss on sale of tangible fixed assets.......................       837           146        3,032
Exceptional items...........................................    (9,901)       (2,737)      (6,918)
Decrease/(increase) in stocks...............................       834           379       (1,419)
Decrease/(increase) in debtors..............................     7,452        12,148       (7,229)
Increase in creditors.......................................     7,502        15,131       11,525
                                                               -------       -------       ------
                                                                19,718        36,756       33,864
                                                               =======       =======       ======
(ii) RECONCILIATION TO NET FUNDS
(Decrease)/increase in cash during the period...............   (13,062)        4,085       22,588
Cash inflow (outflow) from (decrease) in debt and lease
  financing.................................................       362           (84)        (680)
                                                               -------       -------       ------
                                                               (12,700)        4,001       21,908
Translation difference......................................    (5,281)           90        1,288
                                                               -------       -------       ------
                                                               (17,981)        4,091       23,196
Net funds, beginning of period..............................    77,780        73,689       50,493
                                                               -------       -------       ------
NET FUNDS, END OF PERIOD....................................    59,799        77,780       73,689
                                                               =======       =======       ======

                                                  BALANCES AT                                 BALANCES
                                                   APRIL 30                    EXCHANGE      AT APRIL 30
                                                     2000        CASH FLOW    DIFFERENCES       2001
                                                     L'000         L'000         L'000          L'000
                                                  -----------    ---------    -----------    -----------
(iii) ANALYSIS OF NET FUNDS
Cash............................................    79,543        (13,062)      (5,281)        61,200
Short term loans................................    (1,763)           362         (112)        (1,401)
                                                    ------        -------       ------         ------
                                                    77,780        (12,700)      (5,393)        59,799
                                                    ------        -------       ------         ------

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                             COMPANY BALANCE SHEET
                                   UK FORMAT

                                                                       APRIL 30     APRIL 30
                                                                         2001         2000
                                                              NOTES      L'000        L'000
                                                              -----    ---------    ---------
FIXED ASSETS
  Tangible fixed assets.....................................   14         2,904        2,924
  Investments...............................................   15       221,930      222,070
                                                                        -------      -------
     TOTAL FIXED ASSETS.....................................            224,834      224,994
                                                                        -------      -------
CURRENT ASSETS
  Amounts owed by subsidiary undertakings...................              1,780       24,264
  Other debtors.............................................                189          352
  Cash......................................................                 14        8,184
                                                                        -------      -------
     TOTAL CURRENT ASSETS...................................              1,983       32,800
                                                                        -------      -------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
  Amounts owed to subsidiary undertakings...................              6,201       27,110
  Accrued expenses..........................................                370          278
                                                                        -------      -------
                                                                          6,571       27,388
                                                                        -------      -------
NET CURRENT (LIABILITIES)/ASSETS............................             (4,588)       5,412
                                                                        -------      -------
NET ASSETS..................................................            220,246      230,406
                                                                        =======      =======
CAPITAL AND RESERVES
  Called up share capital...................................              2,699        2,988
  Share premium account and other reserves..................            200,625      200,421
  Capital redemption reserve................................                292           --
  Profit and loss account...................................             16,630       26,997
                                                                        -------      -------
     TOTAL SHAREHOLDERS' FUNDS..............................            220,246      230,406
                                                                        =======      =======

The financial statements on pages 78 to 108 were approved by the Board of directors on October 22 2001.


/s/ J. MICHAEL GULLARD
J. Michael Gullard
Director

This is the balance sheet of MERANT plc, the holding company of the MERANT group of companies, which is presented in accordance with section 226 of the Companies Act 1985. No profit or loss account is presented for MERANT plc as provided by section 230 of the same Act.

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                   UK FORMAT

                                                                                        FIFTEEN MONTHS
                                                              YEAR ENDED   YEAR ENDED       ENDED
                                                               APRIL 30     APRIL 30       APRIL 30
                                                                 2001         2000           1999
                                                                L'000        L'000          L'000
                                                              ----------   ----------   --------------
(Loss) for the period.......................................   (50,914)     (35,461)       (15,279)
Currency translation adjustment.............................    (5,116)       5,561          1,146
                                                               -------      -------        -------
     TOTAL RECOGNISED GAINS AND LOSSES FOR THE PERIOD.......   (56,030)     (29,900)       (14,133)
                                                               -------      -------        -------

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                        MOVEMENT IN SHAREHOLDERS' FUNDS
                                   UK FORMAT

                                  ORDINARY SHARES OF 2p EACH:               CAPITAL
                                 -----------------------------    SHARE    REDEMPTION   RETAINED
                                 AUTHORISED   ISSUED    AMOUNT   PREMIUM    RESERVE     EARNINGS    TOTAL
                                    '000       '000     L'000     L'000      L'000       L'000      L'000
                                 ----------   -------   ------   -------   ----------   --------   -------
BALANCE, JANUARY 31 1998.......   112,500      79,415   1,588     30,196        --       39,108     70,892
Increase in authorised share
  capital......................    99,500          --      --         --        --           --         --
Issued on acquisitions.........        --      63,084   1,262    159,603        --           --    160,865
Acquisition costs..............        --          --      --     (2,654)       --           --     (2,654)
Share options exercised........        --       1,174      23      2,116        --           --      2,139
(Loss) for the period..........        --          --      --         --        --      (15,279)   (15,279)
Currency translation
  adjustment...................        --          --      --         --        --        1,146      1,146
                                  -------     -------   -----    -------     -----      -------    -------
BALANCE, APRIL 30 1999.........   212,000     143,673   2,873    189,261        --       24,975    217,109
Share options exercised........        --       5,716     115     11,160        --           --     11,275
(Loss) for the period..........        --          --      --         --        --      (35,461)   (35,461)
Currency translation
  adjustment...................        --          --      --         --        --        5,561      5,561
                                  -------     -------   -----    -------     -----      -------    -------
BALANCE, APRIL 30 2000.........   212,000     149,389   2,988    200,421        --       (4,925)   198,484
Share buy-back.................        --     (14,409)   (288)        --       288      (13,838)   (13,838)
Share options exercised........        --         182       3        204        --           --        207
Shares cancelled...............        --        (200)     (4)        --         4         (357)      (357)
(Loss) for the period..........        --          --      --         --        --      (50,914)   (50,914)
Currency translation
  adjustment...................        --          --      --         --        --       (5,116)    (5,116)
                                  -------     -------   -----    -------     -----      -------    -------
BALANCE, APRIL 30 2001.........   212,000     134,963   2,699    200,625       292       75,150    128,466
                                  =======     =======   =====    =======     =====      =======    =======

---------------
NOTES:

1. The issued ordinary shares are allotted, called up and fully paid.

2. MERANT plc has been authorised by its members to make market purchases of its own shares (within the meaning of section 163(3) of the Companies Act 1985). On August 24 2000 the Company purchased for cancellation 14,408,798 ordinary shares at L0.95 per share for an aggregate consideration of L13,688,000.

3. Where appropriate, share data has been restated to reflect the 5-for-1 sub-division of the Company's ordinary shares which took effect on March 13, 1998.

4. The cumulative value of goodwill written off on acquisitions, net of any goodwill attributable to subsidiary undertakings or businesses disposed of prior to the balance sheet date, was L11,732,000.

     The notes on pages 85 to 108 form part of these financial statements.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                       NOTES TO THE FINANCIAL STATEMENTS
                                   UK FORMAT

     The statutory financial statements of MERANT plc ("the Company"), within the meaning of section 240 of the Companies Act 1985, for the year ended April 30 2001, are contained on pages 78 to 108.

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES

  Basis of preparation

     The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom Accounting Standards, which differ in certain respects from United States GAAP, particularly as to the treatment of acquisitions and goodwill and the presentation of certain items in the financial statements.

     In 1998 the Company announced a change of its financial year-end and accounting reference date to April 30 from January 31. Consequently, the comparative results shown in this report are for the year ended April 30 2000 and the fifteen-month period ended April 30 1999.

  Basis of consolidation

     The consolidated financial statements are those of MERANT plc and all of its subsidiary undertakings (collectively "MERANT") for the year ended April 30 2001. Inter-company balances and transactions have been eliminated on consolidation.

     Acquisitions are accounted for using the acquisition method of accounting. Accordingly, the results of operations and cash flows of an acquired business are included in MERANT's consolidated results for the period since its acquisition. The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued on the date the offer became unconditional and/or the discount on share options assumed, plus expenses. The purchase consideration is allocated between the identifiable tangible assets and liabilities on the basis of fair value at the date of acquisition. The excess of the consideration over the fair value of the net assets acquired is attributed to goodwill and is amortised over its estimated economic life.

  Revenue recognition

     Licence fees: the Company's standard end user licence agreement for the Company's products provides for an initial fee to use the product in perpetuity up to a maximum number of users. The Company also enters into other types of licence agreement, typically with major end user customers, which allow for the use of the Company's products, usually restricted by the number of employees, the number of users, or the licence term. Licence fees are recognised as revenue upon product shipment, provided a signed agreement is in place, fees are fixed or determinable, no significant vendor obligations remain and collection of the resulting debt is deemed probable. Fees from licences sold together with consulting services are generally recognised upon shipment if the above criteria have been met and payment of the licence fees is not dependent upon the performance of the consulting services. Where these criteria have not been met, both the licence and consulting fees are recognised under the percentage of completion method of contract accounting.

     Maintenance subscriptions: maintenance agreements generally call for the Company to provide technical support and software updates to customers. Revenue on technical support and software update rights is recognised over the term of the support agreement on a pro-rata basis. Payments for maintenance fees are generally made in advance and are nonrefundable.

     Training and consulting: the Company recognises revenue from consulting and education as the services are performed.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Software product assets -- development costs

     Costs related to the initial development and design of new software products prior to the establishment of technological feasibility are written off as research and development costs. Once technological feasibility has been reasonably established, either by the completion and successful testing of a detailed program design, or by the creation and testing of an operative working model, any subsequent development costs incurred prior to general release are capitalised as software product assets. Software purchased for inclusion in the MERANT product set, including software acquired on acquisitions, is also included in software product assets.

     Software product assets are amortised using the straight-line method over the economic life of the products, which is generally three to four years. Where a shortfall in future revenue from a product is anticipated, amortisation is accelerated. Software product assets are reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable. Amortisation of software product assets is included in research and development costs.

  Goodwill

     Goodwill is stated at cost, less accumulated amortisation. Cost represents the excess of amounts paid on the acquisition of businesses over the aggregate fair value of the net assets acquired. Amortisation is computed using the straight-line method over the estimated economic life of the asset, which will depend on the length of the future period expected to benefit from the purchase. Present estimated economic lives are between three and five years. Goodwill is reviewed for impairment if events or circumstances indicate that the carrying value may not be recoverable.

     Until January 31 1998 goodwill was written off directly to reserves as incurred. When a subsidiary or business is subsequently sold or closed, any goodwill arising on acquisition that was written off directly to reserves or has not been fully amortised through the profit and loss account is taken into account in determining the profit or loss on the sale or closure.

  Tangible fixed assets

     Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated economic lives from the time the asset is put into use. Present estimated economic lives are as follows:

Freehold office buildings................................       40 years
Leasehold improvements...................................  over the lease term
Computer equipment.......................................       3-5 years
Office equipment.........................................      5-11 years
Transportation equipment.................................       3-4 years

  Leasing

     Assets held under leases which transfer substantially all the risks and rewards of ownership of an asset to MERANT are capitalised as fixed assets. The amount capitalised is the net present value of the future lease payments, this sum also being treated as a liability. Depreciation on such leased assets is provided at rates calculated to write off the capitalised cost over the shorter of the lease term and the asset's economic life. Lease payments are apportioned between finance charges (computed on the basis of implicit interest rates) and a reduction in the original liability.

     Rentals paid under operating leases are charged to income on a straight-line basis over the term of the lease.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

  Deferred taxation

     Deferred taxation is provided on the liability method on all timing differences to the extent that they are expected to reverse in the future without being replaced, calculated at the rate at which it is anticipated the timing differences will reverse.

  Stocks

     Stocks, consisting principally of diskettes and technical manuals, are stated at the lower of cost and net realisable value, using the first-in, first-out method. Contracts in progress, representing engineering costs associated with non-cancellable licence agreements prior to delivery, are included in stocks and charged to income when the related revenue is recognised.

  Cash

     All cash balances are repayable on demand and can be withdrawn at any time without notice or penalty.

  Investments

     Investments are recorded at cost less any provision for impairment.

  Derivative instruments

     MERANT uses forward foreign currency contracts to reduce exposure to changes in foreign exchange rates. The criteria for forward foreign currency contracts are that the instrument must:

     - be related to a foreign currency asset or liability that is probable and whose characteristics have been identified

     - involve the same currency as the hedged item (except that euros may be used to hedge the currencies directly linked to the euro by fixed rates)

     - reduce the risk of foreign currency exchange movements on the group's operations.

     The rates under such contracts are used to record the hedge item. Consequently, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities.

  Translation of foreign currencies

     Assets and liabilities denominated in currencies other than pounds sterling are translated at exchange rates in effect at balance sheet date. Revenues and expenses are translated using average rates. Translation adjustments resulting from the process of translating financial statements denominated in currencies other than pounds sterling are dealt with through reserves.

  Earnings/(loss) per share

     Basic earnings/(loss) per share is computed as the profit/(loss) for the period after taxation, divided by the weighted average number of ordinary shares outstanding during the period, excluding shares held by the employee share ownership trust (see note 12 on page 97).

     Diluted earnings per share is computed based on basic earnings per share, as adjusted for shares issuable upon exercise of dilutive share options. The computation assumes the proceeds from the exercise of dilutive

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 1  SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

share options are used to repurchase the Company's ordinary shares at their average market price during each period.

  Pensions

     MERANT has entered into arrangements under which it makes defined contributions to personal pension schemes operated by its employees. Contributions, which are independently administered by insurance companies and other financial institutions, are charged to income in the year in which they become payable.

  New accounting standards

     In 2000 the Accounting Standards Board issued three new financial reporting standards. The Company will be required to comply with these standards next year.

     FRS 17 "Retirement Benefits" deals with the treatment of pensions and other retirement benefits in the employer's accounts. FRS 17 is principally concerned with defined benefit pension schemes. Compliance with this standard is not expected to have a significant impact on results of operations or financial condition of the Company.

     FRS 18 "Accounting Policies" deals primarily with the selection, application and disclosure of accounting policies. Compliance with this standard is not expected to have a significant impact on results of operations or financial condition of the Company.

     FRS 19 "Deferred Tax" will require companies to provide for deferred tax on a "full" rather than "partial" provision basis. The Company has not yet completed its evaluation of the impact of compliance with this standard, but does not expect it to have a significant impact on results of operations or financial condition of the Company.

NOTE 2  SEGMENTAL INFORMATION

     Previously, MERANT has operated its business as one segment -- the development and licencing of computer software products and related services. During the second half of the current year, the Company was organised into four business segments, each based around a group of products or services. The following table analyses revenue, operating loss and net assets by segment for the year ended April 30, 2001. It is not practicable to identify revenue, operating loss and net assets by segment for prior years.

                                                              YEAR ENDED
                                                               APRIL 30
                                                                 2001
                                                                 L'000
                                                              -----------
Revenue:
  Enterprise Change Management..............................     94,956
  Enterprise Data Connectivity..............................     31,315
  Application Creation and Transformation...................     83,513
  Internet Professional Services............................      5,649
                                                                -------
                                                                215,433
                                                                =======
Operating profit/(loss):
  Enterprise Change Management..............................    (29,186)
  Enterprise Data Connectivity..............................     (4,880)
  Application Creation and Transformation...................     (3,176)
  Internet Professional Services............................     (9,277)
                                                                -------
                                                                (39,762)
                                                                =======

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 2  SEGMENTAL INFORMATION -- (CONTINUED)


                                                              YEAR ENDED
                                                               APRIL 30
                                                                 2001
                                                                 L'000
                                                              -----------
Net operating assets:
  Enterprise Change Management..............................     39,305
  Enterprise Data Connectivity..............................      5,725
  Application Creation and Transformation...................     16,777
  Internet Professional Services............................         --
                                                                -------
                                                                 61,807
                                                                =======

     The following table analyses revenue by geographical area, based on customer location:

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000            L'000
                                          ----------    ----------    ---------------
United Kingdom..........................    31,594        28,735           30,123
United States...........................   132,438       132,458          133,269
Europe (excluding U.K.).................    37,212        47,857           36,095
Japan...................................     6,345         7,556            6,371
Other...................................     7,844        10,677            9,615
                                           -------       -------          -------
                                           215,433       227,283          215,473
                                           -------       -------          -------

     The following table analyses worldwide operations by geographical area, based on the location of MERANT facilities.

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000            L'000
                                          ----------    ----------    ---------------
Total revenue:
  United Kingdom........................    36,561        54,289           59,512
  United States.........................   132,316       132,407          141,734
  Europe (excluding U.K.)...............    39,473        42,246           55,286
  Other.................................    14,347        12,699           13,953
                                           -------       -------          -------
                                           222,697       241,641          270,485
                                           -------       -------          -------
Inter-segment revenue:
  United Kingdom........................    (5,290)      (12,308)         (14,613)
  United States.........................      (126)           --          (20,402)
  Europe (excluding U.K.)...............    (1,848)       (1,513)         (17,062)
  Other.................................        --          (537)          (2,935)
                                           -------       -------          -------
                                            (7,264)      (14,358)         (55,012)
                                           -------       -------          -------
Third party revenue
  United Kingdom........................    31,271        41,981           44,899
  United States.........................   132,190       132,407          121,332
  Europe (excluding U.K.)...............    37,625        40,733           38,224
  Other.................................    14,347        12,162           11,018
                                           -------       -------          -------
                                           215,433       227,283          215,473
                                           =======       =======          =======

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 2  SEGMENTAL INFORMATION -- (CONTINUED)


                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000            L'000
                                          ----------    ----------    ---------------
Operating (loss):
  United Kingdom........................   (39,944)      (48,762)         (24,308)
  United States.........................     1,550         1,178              495
  Europe (excluding U.K.)...............    (2,205)        7,674           15,608
  Other.................................       837         1,778            4,176
                                           -------       -------          -------
                                           (39,762)      (38,132)          (4,029)
                                           -------       -------          -------
Net operating assets/(liabilities):
  United Kingdom........................    73,166       130,064          114,399
  United States.........................   (17,500)      (19,087)          11,856
  Europe (excluding U.K.)...............     4,253         1,555            5,489
  Other.................................     1,888           741            6,985
                                           -------       -------          -------
                                            61,807       113,273          138,729
                                           -------       -------          -------

     Inter-segment revenue principally represents charges for research & development and for administrative costs between locations. Operating (loss) excludes interest income and expense and, correspondingly, net operating assets/(liabilities) exclude interest-bearing assets and liabilities. The following table reconciles net operating assets as shown above to net assets as shown in the balance sheet:

                                           APRIL 30      APRIL 30        APRIL 30
                                             2001          2000            1999
                                            L'000         L'000            L'000
(IN THOUSANDS)                            ----------    ----------    ---------------
Net operating assets....................    61,807       113,273          138,729
Cash and bank deposits..................    61,200        79,543           75,394
Bank loan...............................    (1,401)       (1,763)          (1,696)
Investment in own shares................     6,860         7,431            4,691
Finance lease obligations...............        --            --               (9)
                                           -------       -------          -------
Net assets..............................   128,466       198,484          217,109
                                           -------       -------          -------

NOTE 3  ACQUISITIONS

     During the three financial years ended April 30 2001 the Company made several acquisitions. In accordance with the policy set out in note 1 on page 85, each transaction has been accounted for as an acquisition, and the goodwill arising on each acquisition has been capitalised as an intangible asset (see note 13 on page 97).

     On February 20 2001 MERANT completed the acquisition of the Enterprise Division of NetObjects, Inc., a developer of web content management software based in Redwood City, California, U.S.A. The total consideration for the transaction was $18,108,000 (L12,575,000), the whole of which was payable in cash. The following table sets out the allocation of the cost of acquisition between the tangible assets and liabilities of the

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 3  ACQUISITIONS -- (CONTINUED)

acquired business, and the resultant goodwill, which is being amortised over its estimated economic life of five years.

                                           NET ASSETS    FAIR VALUE     FAIR VALUES ON
                                            ACQUIRED     ADJUSTMENTS     ACQUISITION
                                             L'000          L'000           L'000
                                           ----------    -----------    --------------
Current liabilities......................     (493)          --               (493)
Goodwill arising.........................                                   13,068
                                                                            ------
Cost of acquisition......................                                   12,575
                                                                            ------
Purchase consideration payable to
  vendors................................                                   12,500
Transaction costs........................                                       75
                                                                            ------
                                                                            12,575
                                                                            ------

     The Enterprise Division of NetObjects, Inc. did not separately report its results prior to its acquisition by the Company, and its contribution to the profit or loss after taxation of NetObjects, Inc. cannot reasonably be identified. However, the profit or loss after taxation attributable to the Enterprise Division in the financial year of NetObjects, Inc. which ended September 30 2000 and in the subsequent period to February 20 2001 are not considered material to the Group as a whole.

     For the period since acquisition, turnover of the Enterprise Division business was approximately L279,000. At the date of the acquisition, personnel of the acquired business relocated to the Company's office in Mountain View, California, U.S.A., and became an integral part of the Company's Web Content Management development initiative. The directors consider it is not possible to allocate costs to the acquired business in any meaningful way, and are therefore unable to provide any indication of the operating profit or loss of the acquired business.

     In the year ended April 30 2000 MERANT reported that it had completed the acquisitions of the four companies listed below, at an estimated total cost of L30,074,000. The estimated total cost included contingent amounts which were dependent on future operating results of the acquired businesses. In the current year, adjustments to acquisition costs, including revisions to those estimates, have reduced the total cost to L28,923,000. The value attributed to goodwill was initially computed by reference to the estimated cost of each acquisition, and provisions for amortisation were based on an estimated economic life of five years. The value of goodwill has been adjusted in the current year to reflect changes in acquisition costs.

     On August 3 1999 the Company acquired all of the share capital of Essential Software, Inc., (trading as The Marathon Group), a privately-owned Internet professional services firm based in Raleigh, North Carolina, U.S.A. The total consideration for the transaction, which amounted to L10,088,000, was paid in cash. Goodwill arising on the transaction was amortised based on an estimated economic life of five years. Essential Software, Inc., formed part of the E-Solutions Division, and the unamortised portion of the goodwill, which amounted to L6,520,000 was written off in the current year as part of the closure of that business and is included in loss on discontinued operations.

     On November 23 1999 the Company acquired all of the share capital of EnterpriseLink Technology Corporation ("EnterpriseLink"), a privately-owned supplier of enterprise extension software based in Campbell, California, U.S.A. The total consideration was L8,713,000 a reduction of L5,298,000 from the original estimated consideration. The EnterpriseLink technology was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition will be set against the net gain on the disposal of the ACT Division in 2002.

     On December 6 1999, the Company acquired all of the share capital of Trillium Software Corporation ("Trillium"), a privately-owned supplier of change management software based in Eden Prairie, Minnesota, U.S.A. The total consideration, which was subject to adjustment depending on future operating results of

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 3  ACQUISITIONS -- (CONTINUED)

Trillium up to October 31 2001, was estimated at L3,994,000, of which L2,306,000 was paid on acquisition. It is unlikely that the financial performance targets will be met. Consequently, the cost of the acquisition has been revised to L3,858,000. The initial valuation of goodwill has been reduced accordingly.

     On January 8 2000 the Company acquired the remaining 79.9% of the share capital of Northern Software Partners AS ("NSP"), MERANT's distributor for the Nordic region, based in Oslo, Norway. The total consideration, which was subject to adjustment depending on future operating results of NSP covering the period ended December 31 2000, was estimated at L2,280,000, of which L1,974,000 was paid on acquisition. An additional L372,000 was paid in the current year in accordance with the acquisition agreement. No further payments are due and after transaction cost adjustments, the cost of the acquisition has been revised to L2,616,000. The initial valuation of goodwill has been increased accordingly. NSP, which changed its name to MERANT Nordic AS on January 21 2000, was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition will be set against the net gain on the disposal of the ACT Division in 2002.

     In 1999 MERANT completed three acquisitions at a total estimated cost of L165,012,000.

     On May 15 1998 the Company acquired all of the share capital of its Italian distributor, Micro Focus Italia, s.r.l., ("MF Italia"), for a total consideration of L2,722,000. MF Italia changed its name to MERANT s.r.l. on March 1 1999. MERANT s.r.l. was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition will be set against the net gain on the disposal of the ACT Division in 2002.

     On August 13 1998 the Company acquired all of the share capital of its Australian distributor, Advanced Software Engineering Pty., Ltd. ("ASE"), for a total consideration of L1,112,000. ASE changed its name to MERANT Pty., Ltd. on February 16 1999. MERANT Pty., Ltd. was incorporated into the ACT Division, and the unamortised portion of the goodwill which arose on this acquisition will be set against the net gain on the disposal of the ACT Division in 2002.

     On September 24 1998 the Company acquired all of the share capital of INTERSOLV, Inc. ("INTERSOLV") a publicly-owned corporation based in Rockville, Maryland, U.S.A. and listed on the Nasdaq National Market, for $272,000,000 (approximately L160,865,000). INTERSOLV was a provider of software solutions, focused primarily in the areas of application development management, enterprise data connectivity and enterprise application renewal. The Company issued 12,617,000 new MERANT ADSs (representing 63,084,000 new MERANT ordinary shares) in exchange for INTERSOLV's common stock and share equivalents outstanding, which at the time the merger was completed represented approximately 46% of MERANT's share capital on a fully-diluted basis. At the time of this acquisition, provision was made for costs amounting to L11,831,000 in connection with the fundamental reorganisation of the businesses of the combined companies. These costs were disclosed as an exceptional item in 1999, as described more fully in note 9 on page 95.

     During the year other adjustments totalling L1,186,000 were made to the value of goodwill recorded on acquisitions.

NOTE 4  DISCONTINUED BUSINESS

     In February 2001, MERANT's Board of Directors approved management's plan to discontinue the Company's E-Solutions business. The closure was announced by the Company on February 21 2001, and was completed at the beginning of May 2001. The Company has reported the operating results of the E-Solutions

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 4  DISCONTINUED BUSINESS -- (CONTINUED)

business as discontinued operations. The following table discloses the operating results of the E-Solutions business for each of the last three financial years:

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
(IN THOUSANDS)                              L'000         L'000           L'000
--------------                            ----------    ----------    --------------
Revenue.................................     5,649        19,389          21,672
Cost of revenue.........................    (8,523)      (16,814)        (16,543)
                                            ------       -------         -------
Gross (loss)/profit.....................    (2,874)        2,575           5,129
Sales and marketing costs...............    (4,893)       (4,493)         (4,421)
General and administrative costs........    (1,510)       (1,398)         (1,117)
                                            ------       -------         -------
Operating (loss) before taxation........    (9,277)       (3,316)           (409)
Taxation................................        --            --              --
                                            ------       -------         -------
(Loss) after taxation...................    (9,277)       (3,316)           (409)
                                            ------       -------         -------

     The loss arising on the termination of the business consists of the following:

                                                                YEAR ENDED
                                                                 APRIL 30
                                                                   2001
(IN THOUSANDS)                                                    L'000
--------------                                                  ----------
Carrying value of goodwill now written off..................       6,520
Severance payments..........................................         620
Other closure costs.........................................       4,177
                                                                  ------
Loss on business termination, before taxation...............      11,317
Taxation....................................................          --
                                                                  ------
Loss on business termination................................      11,317
                                                                  ------

NOTE 5  RESEARCH AND DEVELOPMENT COSTS

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000           L'000
                                          ----------    ----------    --------------
Research and development costs, before
  capitalisation........................    38,351        34,485          30,455
Costs capitalised as software product
  assets................................       (62)       (2,356)         (5,853)
Amortisation of capitalised costs.......     1,485         4,740           9,717
Non-recurring charge for impairment
  (note 9)..............................        --         4,657              --
                                            ------        ------          ------
                                            39,774        41,526          34,319
                                            ------        ------          ------

NOTE 6  GENERAL AND ADMINISTRATIVE COSTS

     General and administrative costs includes provisions for amortisation of the goodwill arising on corporate acquisitions amounting to L42,482,000 (2000:
L39,150,000; 1999: L21,915,000).

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 7  OPERATING (LOSS)

     Operating (loss) is stated after charging (or crediting):

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000           L'000
                                          ----------    ----------    --------------
Auditors' remuneration:
  audit services: U.K...................       109           133             204
  audit services: overseas..............       583           379             333
  non-audit services: U.K...............       168           392             740
  non-audit services: overseas..........       320           292             531
Operating lease rentals:
  equipment.............................     3,455         3,102           2,639
  land and buildings....................     6,033         5,808           3,799
Rental income...........................      (339)         (358)           (461)
Gain/(loss) on foreign exchange.........      (443)         (325)            338
Depreciation of tangible fixed assets...     8,789         5,931           8,512
Amortisation of intangible fixed
  assets................................    43,967        43,890          31,632

     The profit attributable to the ordinary shareholders of MERANT plc, dealt with in the financial statements of MERANT, is L3,828,000 (2000: L8,418,000; 1999: L2,050,000). During the year reserves were reduced by L14,195,000 as a result of the purchase by the Company of 14,608,798 of its own shares and their subsequent cancellation. Other movements on reserves are shown in the Movement in Shareholders' Funds on page 84.

NOTE 8  DIRECTORS AND EMPLOYEES

     An analysis of the directors' remuneration, pension entitlements and share options and the relevant disclosures specified for audit by the Listing Rules of the U.K. Financial Services Authority are set out under the headings "Directors' remuneration" and "Directors share options" within the directors' remuneration report on pages 16 to 19.

     The average monthly numbers of staff employed by MERANT was as follows:

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                             NO.           NO.             NO.
                                          ----------    ----------    --------------
U.K.....................................      448           450             393
U.S.....................................    1,027         1,111             785
Other...................................      402           420             283
                                            -----         -----           -----
                                            1,877         1,981           1,461
                                            -----         -----           -----

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 8  DIRECTORS AND EMPLOYEES -- (CONTINUED)

     Staff costs, which include salaries, bonus and commissions, amounted to:

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000           L'000
                                          ----------    ----------    --------------
U.K.....................................    21,225        22,082          21,707
U.S.....................................    70,962        66,131          45,371
Other...................................    18,569        18,822          15,689
                                           -------       -------          ------
                                           110,756       107,035          82,767
Social security costs...................     9,773         9,805           9,514
Other pension costs.....................     2,699         2,884           2,417
                                           -------       -------          ------
                                           123,228       119,724          94,698
                                           -------       -------          ------

     Other pension costs principally represent amounts paid by MERANT to personal pension schemes operated by its employees. In the United Kingdom, MERANT contributes to employee pensions on a percentage-of-salary basis, subject to certain predetermined limits. Arrangements for employees in other countries have been established on similar bases, subject to local regulations and practices in the countries concerned.

NOTE 9  EXCEPTIONAL ITEMS

     In the year ended April 30 2001, the Company has reported two non-operating exceptional items on the face of the profit and loss account.

     The loss on disposal of fixed assets of L3,254,000 represents actual and anticipated losses incurred on the Company's investment in its own shares. The Company has acquired its own shares in order to fulfil its obligations to the 1999 Employee Share Purchase Plan (ESPP). Under the terms of the ESPP, the Company is committed to selling those shares to participants of the ESPP at prices based on current market values. Because of the decline in the market value of the Company's shares during the year, the Company has incurred actual losses amounting to L1,306,000 on sales of its own shares during the year, and has provided for future losses of L1,948,000. The provision for future losses is based on estimates of the numbers of shares which will be sold to ESPP participants in the year ended April 30 2002.

     The loss on termination of business operation of L11,317,000 represents the net cost of the termination of the E-Solutions business. An analysis of this charge is shown in note 4 on pages 92 and 93.

     In the year ended April 30 2000, the Company reported one-time charges totalling L8,491,000 and included these charges in the appropriate cost categories within operating expenses in the profit and loss account:

                                                              L'000
                                                              -----
Research and development....................................  4,657
Sales and marketing.........................................  3,502
General and administrative..................................    332
                                                              -----
                                                              8,491
                                                              -----

     The charges resulted from management actions which recognised the Company's accelerated transition to e-business solutions and the relative decline in demand for Year 2000 and traditional COBOL-based products and services. Of this total, L4,657,000 represented provisions for impairment of previously capitalised software product assets, where the book values attributed to certain products could not be justified by the

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 9  EXCEPTIONAL ITEMS -- (CONTINUED)

future revenue streams projected for those products. The balance of L3,834,000 related to provisions for severance costs for approximately 50 employees in the COBOL related business and for the costs associated with closing of excess facilities. As at April 30 2001 L1,070,000 of these costs remained payable.

     In 1999 the Company provided for costs of L11,831,000 in connection with a fundamental restructuring of its operations. Following the acquisition of INTERSOLV, Inc. in September 1998, management realigned the Company's operations into four business units, one of which closely aligned the pre-acquisition operations of the Company. As part of this realignment, the Company incurred charges consisting principally of the write-off of redundant or impaired assets and severance costs. Because of the fundamental nature of this reorganisation, the related costs have been disclosed as an exceptional item in the profit and loss account. As at April 30 2001 amounts totalling L472,000 remained payable.

NOTE 10  INTEREST EXPENSE

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000           L'000
                                          ----------    ----------    --------------
On bank loans and overdrafts............     110           125             123
Finance charges payable under finance
  leases................................      --            --               1
Other...................................      69            65              21
                                             ---           ---             ---
                                             179           190             145
                                             ---           ---             ---

NOTE 11  TAXATION

     The taxation charge consists of the following:

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000           L'000
                                          ----------    ----------    --------------
U.K. corporation tax....................     (211)          612            2,645
Deferred taxation.......................      870          (701)          (1,198)
Overseas taxation:
  U.S. federal..........................       --            --            1,079
  U.S. state............................       --            82               63
  Other.................................      209           525            2,180
                                            -----          ----           ------
                                              868           518            4,769
Taxation (overprovided) in previous
  years:
Corporation tax.........................       --          (426)          (1,062)
                                            -----          ----           ------
                                              868            92            3,707
                                            -----          ----           ------
Effective tax rates.....................       -2%           --%             -32%
                                            =====          ====           ======

     The Company's effective tax rate in each of the past three years has been significantly distorted by the impact of permanent differences between accounting profits and taxable profits, principally the provisions for amortisation of goodwill (see note 6 on page 93) which are not an allowable expense for tax purposes. The tax rate is also impacted by the distribution of corporate profits and losses among the tax jurisdictions in which the Company operates. The Company expects that its effective tax rate will continue to be significantly impacted by provisions for amortisation of goodwill for at least the next two years.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 11  TAXATION -- (CONTINUED)

     The corporation tax returns of certain U.S. subsidiary undertakings for the years ended January 31 1993 to January 31 1997 have been examined by the U.S. Internal Revenue Service, which has proposed increases to the amount of U.S. income taxes due in respect of those years. The Company believes that the outcome of the examination will not give rise to any material adjustment to the financial statements.

NOTE 12  (LOSS)/EARNINGS PER SHARE

     (Loss)/earnings per share is computed from the following data and in accordance with the bases set out in note 1.

                                          YEAR ENDED    YEAR ENDED    FIFTEEN MONTHS
                                           APRIL 30      APRIL 30     ENDED APRIL 30
                                             2001          2000            1999
                                            L'000         L'000            L'000
                                          ----------    ----------    ---------------
(Loss) after taxation...................   (50,914)      (35,461)         (15,279)
                                           -------       -------          -------
Weighted average number of ordinary
  shares:
  In issue..............................   139,952       145,958          110,714
  Owned by employee share ownership
     trust (note 15)....................    (5,647)       (3,795)          (3,834)
                                           -------       -------          -------
Used in computing basic and diluted
  (loss) per share......................   134,305       142,163          106,880
                                           -------       -------          -------
(Loss) per share: basic.................    (37.9P)       (24.9p)          (14.3p)
                                           -------       -------          -------
(Loss) per share: diluted...............    (37.9P)       (24.9p)          (14.3p)
                                           -------       -------          -------

     Share options were anti-dilutive and therefore excluded from the computations.

NOTE 13  INTANGIBLE FIXED ASSETS

                                                 SOFTWARE
                                                 PRODUCT
                                                  ASSETS     GOODWILL     TOTAL
                                                  L'000       L'000       L'000
                                                 --------    --------    -------
COST:
At April 30 2000...............................   35,316     178,030     213,346
Currency fluctuations..........................      504        (257)        247
ACQUISITIONS: current year.....................       62      13,068      13,130
             adjustments to prior years........       --      (7,376)     (7,376)
Amounts written off............................       --      (9,311)     (9,311)
                                                  ------     -------     -------
AT APRIL 30 2001...............................   35,882     174,154     210,036
                                                  ------     -------     -------
AMORTISATION:
At April 30 2000...............................   31,766      61,375      93,141
Currency fluctuations..........................      461        (125)        336
Amounts written off............................       --      (2,791)     (2,791)
Provision for the period.......................    1,485      42,482      43,967
                                                  ------     -------     -------
AT APRIL 30 2001...............................   33,712     100,941     134,653
                                                  ------     -------     -------
NET BOOK VALUES:...............................
At April 30 2000...............................    3,550     116,655     120,205
                                                  ------     -------     -------
AT APRIL 30 2001...............................    2,170      73,213      75,383
                                                  ------     -------     -------

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 14  TANGIBLE FIXED ASSETS

(a) MERANT:

                                                                   COMPUTER &
                       FREEHOLD                                  COMMUNICATIONS
                       LAND AND      LEASEHOLD       OFFICE        EQUIPMENT       TRANSPORTATION
                       BUILDINGS    IMPROVEMENTS    EQUIPMENT      & SOFTWARE        EQUIPMENT        TOTAL
                         L'000         L'000          L'000          L'000             L'000          L'000
                       ---------    ------------    ---------    --------------    --------------    -------
COST:
At April 30 2000.....   13,833         6,730          8,784          49,602              215          79,164
Currency
  fluctuations.......       --           555            470           3,066              (18)          4,073
Additions............       --           657            778           5,350               --           6,785
Disposals............       --           (72)          (514)        (10,838)            (108)        (11,532)
                        ------         -----          -----         -------             ----         -------
AT APRIL 30 2001.....   13,833         7,870          9,518          47,180               89          78,490
                        ------         -----          -----         -------             ----         -------
DEPRECIATION:
At April 30 2000.....      709         3,673          6,003          38,592              112          49,089
Currency
  fluctuations.......       --           293            332           2,377               (8)          2,994
Provision for the
  period.............       20           925            947           6,897               --           8,789
Disposals............       --           (36)          (493)        (10,106)             (60)        (10,695)
                        ------         -----          -----         -------             ----         -------
AT APRIL 30 2001.....      729         4,855          6,789          37,760               44          50,177
                        ------         -----          -----         -------             ----         -------
NET BOOK VALUES:
At April 30 2000.....   13,124         3,057          2,781          11,010              103          30,075
                        ------         -----          -----         -------             ----         -------
AT APRIL 30 2001.....   13,104         3,015          2,729           9,420               45          28,313
                        ------         -----          -----         -------             ----         -------

(b) COMPANY:

     The Company's tangible fixed assets consist of freehold land and buildings, valued at cost which includes capitalised interest amounting to L385,000.

                                                                                       NET BOOK
                                                              COST     DEPRECIATION     VALUE
                                                              L'000       L'000         L'000
                                                              -----    ------------    --------
At April 30 2000............................................  3,088        164          2,924
Provision for the year......................................     --         20            (20)
                                                              -----        ---          -----
AT APRIL 30 2001............................................  3,088        184          2,904
                                                              -----        ---          -----

     Subsequent to the year-end, on October 12 2001, MERANT disposed of its freehold land and buildings, as described in note 26 on pages 107 and 108.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 15  INVESTMENTS

(a) MERANT:

     Investment in own shares represents the cost of ordinary shares in MERANT plc acquired by MERANT Trustees Limited on behalf of the MERANT Employee Benefit Trust 1994 ("the Trust"). The shares have been acquired for the employee share option plans and share purchase plan (see note 24 on pages 105 to 107).

                                                                                      NET BOOK
                                                               COST     PROVISIONS     VALUE
                                                              L'000       L'000        L'000
                                                              ------    ----------    --------
At April 30 2000............................................   7,431          --        7,431
Acquired....................................................   5,212          --        5,212
Sold on exercise of options.................................    (572)         --         (572)
Sold to participants of ESPP................................  (3,263)         --       (3,263)
Provision for loss on disposal..............................      --      (1,948)      (1,948)
                                                              ------      ------       ------
At April 30 2001............................................   8,808      (1,948)       6,860
                                                              ------      ------       ------

     As at April 30 2001 the Trust owned 7,260,000 shares, with a market value of L5,119,000 (April 30 2000: 4,371,000 shares; market value L6,775,000). The
Company has provided L1,948,000 to reflect anticipated losses on the future sale of these shares to optionholders and participants in the employee share purchase plan. The Trust has not waived its right to dividends in respect of this shareholding. The assets and liabilities of the Trust, as well as its operating costs, are included in MERANT's consolidated financial statements.

(b) COMPANY:

                                                       APRIL 30         APRIL 30
                                                         2001             2000
                                                         L'000            L'000
                                                     -------------    -------------
Investments in subsidiary undertakings:
Beginning of year..................................     214,639          201,788
Acquisitions.......................................          --            6,000
Disposals..........................................         (12)             (24)
Additional investment..............................         443            6,875
                                                        -------          -------
End of year........................................     215,070          214,639
Investment in own shares (see (a) above)...........       6,860            7,431
                                                        -------          -------
                                                        221,930          222,070
                                                        -------          -------

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 15  INVESTMENTS -- (CONTINUED)

     The principal subsidiary undertakings, which are wholly-owned except where noted below, are:

                                                            COUNTRY OF INCORPORATION
                                                   NOTES         AND OPERATION
                                                   -----    ------------------------
MERANT Holdings Limited..........................     1                  U.K.
MERANT International Limited.....................     1                  U.K.
MERANT Asia Limited..............................     2                  U.K.
MERANT, Inc......................................     2                U.S.A.
MERANT Pty Limited...............................     2             Australia
MERANT NV........................................     2               Belgium
MERANT (Canada) Limited..........................     2                Canada
MERANT SA........................................     2                France
MERANT Gmbh......................................     2               Germany
MERANT s.r.l. ...................................     2                 Italy
MERANT KK........................................     2                 Japan
MERANT Investments Limited.......................   1,3                Jersey
MERANT BV........................................     2           Netherlands
System Focus BV..................................     2           Netherlands
MERANT Nordic AS.................................     2                Norway
MERANT Ltda (80%)................................     2              Portugal
MERANT Pte Ltd...................................     2             Singapore
MERANT Solutions SA..............................     2                 Spain

---------------
(1) Held directly by the Company

(2) Held by a subsidiary undertaking

(3) Operating as a financing company. The activities of the other subsidiary undertakings are described in the Directors' Report.

NOTE 16  STOCKS

     The replacement value of stocks is not considered to be materially different from its balance sheet value.

NOTE 17  DEBTORS

                                                            APRIL 30    APRIL 30
                                                              2001        2000
                                                             L'000       L'000
                                                            --------    --------
Trade debtors:
  Due within one year.....................................   52,789      58,340
  Due after more than one year............................       --         420
                                                             ------      ------
                                                             52,789      58,760
Other debtors and prepaid expenses (see note 25)..........    5,620       7,101
                                                             ------      ------
                                                             58,409      65,861
                                                             ------      ------

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 18  CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                            APRIL 30    APRIL 30
                                                              2001        2000
                                                             L'000       L'000
                                                            --------    --------
Bank loan (note 22).......................................    1,401       1,763
Trade creditors...........................................    7,319       7,726
Current corporation tax...................................    2,606       4,801
Other taxes and social security costs.....................    1,808       1,913
Product royalties and purchases...........................    1,629       1,565
Accrued employee compensation and commissions.............   13,700      12,714
Deferred revenue..........................................   51,498      44,196
Other accrued expenses....................................   10,797      11,951
                                                             ------      ------
                                                             90,758      86,629
                                                             ------      ------

NOTE 19  LEASE COMMITMENTS

     Operating leases:

                                          LAND AND BUILDINGS            OTHER
                                         --------------------    --------------------
                                         APRIL 30    APRIL 30    APRIL 30    APRIL 30
                                           2001        2000        2001        2000
                                          L'000       L'000       L'000       L'000
                                         --------    --------    --------    --------
Annual commitment under leases which
  expire:
  within one year......................     459         758         721         911
  in the second to fifth years
     inclusive.........................   4,065       3,476       1,082       1,473
  thereafter...........................   1,613       2,275          45          20
                                          -----       -----       -----       -----
                                          6,137       6,509       1,848       2,404
                                          -----       -----       -----       -----

NOTE 20  CAPITAL COMMITMENTS

     At April 30 2001 and 2000 MERANT had no material capital expenditure commitments.

NOTE 21  PROVISIONS FOR LIABILITIES AND CHARGES

                                     RESTRUCTURING    CONTINGENT     DEFERRED
                                      PROVISIONS      LIABILITIES    TAXATION    TOTAL
                                         L'000           L'000        L'000      L'000
                                     -------------    -----------    --------    ------
As at April 30 2000................      4,904           6,190         8,352     19,446
Arising during the year............         --              --         1,174      1,174
Utilised...........................     (3,360)         (6,190)           --     (9,550)
Currency fluctuations..............         --              --           481        481
                                        ------          ------        ------     ------
As at April 30 2001................      1,544              --        10,007     11,551
                                        ------          ------        ------     ------

     Restructuring provisions include amounts which arose in respect of the Company's 1999 and 2000 restructuring programs, as described in note 9 on page
95. It is expected that the majority of the outstanding amounts will be settled during the current financial year.

     Contingent liabilities represented estimates of amounts payable to vendors of companies acquired by MERANT. Amounts payable were dependent on meeting performance targets.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 21  PROVISIONS FOR LIABILITIES AND CHARGES -- (CONTINUED)

     The following table discloses the major components of deferred taxation, and the movements during the year.

                                             CAPITAL
                                          ALLOWANCES IN
                                            ADVANCE OF
                                         DEPRECIATION AND     OTHER TIMING
                                           AMORTISATION       DIFFERENCES     TOTAL
                                              L'000              L'000        L'000
                                        ------------------    ------------    ------
Balance, April 30 2000................         (334)              8,686        8,352
Movement during the year..............           65               1,590        1,655
                                               ----              ------       ------
Balance, April 30, 2001...............         (269)             10,276       10,007
                                               ----              ------       ------

NOTE 22  FINANCIAL INSTRUMENTS

     An explanation of the group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the group in its activities is included in the Management's Discussion and Analysis on page 75.

INTEREST RATE EXPOSURES:

     The interest rate risk profile of the Company's financial liabilities, excluding short-term debtors and creditors, consists of a floating rate liability denominated in euros. The euro liability represents borrowings against an unsecured revolving multi-currency facility, under which financing of up to L5,000,000 (2000: L5,000,000), or its equivalent in such other currency as the Company may determine, is available until January 2002. Borrowings under this facility bear interest at 0.75% above LIBOR (the London Interbank Offered Rate). At April 30 2001 the balance outstanding was the equivalent of L1,401,000 (2000:
L1,763,000). The group's financial liabilities at April 30 2001 and April 30 2000 all mature within one year, or on demand.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 22  FINANCIAL INSTRUMENTS -- (CONTINUED)

     The interest rate risk profile of the Company's financial assets, excluding short-term debtors and creditors, is as follows:

                                                            APRIL 30    APRIL 30
                                                              2001        2000
                                                             L'000       L'000
                                                            --------    --------
Floating rate financial assets:
U.S. dollars..............................................   42,653      42,024
Sterling..................................................    6,637      23,439
Deutschemarks.............................................    2,161       3,261
Canadian dollars..........................................    1,402         383
Euros.....................................................    1,376         107
Belgian francs............................................    1,239         694
Norwegian kroner..........................................    1,132       1,214
Spanish pesetas...........................................    1,069         778
Japanese yen..............................................    1,027       2,274
Australian dollars........................................      798         698
Dutch florins.............................................      604         687
French francs.............................................      438       1,294
Italian lire..............................................      247       1,288
Indian rupees.............................................      214       1,069
Portuguese escudos........................................      155         271
Other currencies..........................................       48          62
                                                             ------      ------
                                                             61,200      79,543
                                                             ------      ------

     Floating rate financial assets comprise cash balances on current accounts and money market deposits at call. Where these assets are interest-bearing, interest rates are set by the respective depositaries.

CURRENCY EXPOSURES:

     The group's objectives in managing currency exposures arising from its net investments overseas are explained on page 75.

     Net foreign currency monetary assets/liabilities not held in functional currencies are as follows:

                                                           NET MONETARY ASSETS
                                                         -----------------------
                                                           US
                                                         DOLLARS   OTHER   TOTAL
FUNCTIONAL CURRENCY OF OPERATIONS:                        L'000    L'000   L'000
----------------------------------                       -------   -----   -----
AT APRIL 30 2001 STERLING OPERATIONS...................   1,117       88   1,205
                                                          -----    -----   -----
AT APRIL 30 2000 STERLING OPERATIONS...................   3,469      725   4,194
                                                          -----    -----   -----

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 22  FINANCIAL INSTRUMENTS -- (CONTINUED)

FAIR VALUES:

     The fair values of all the group's financial assets and liabilities, excluding short-term debtors and creditors, which have been determined on the basis of market value or directors' valuation, are not materially different from the book values shown below:

                                                            APRIL 30    APRIL 30
                                                              2001        2000
                                                             L'000       L'000
                                                            --------    --------
Primary financial instruments:
  Short term borrowings...................................   (1,401)     (1,763)
  Cash....................................................   61,200      79,543
                                                             ------      ------
                                                             59,799      77,780
                                                             ------      ------

NOTE 23  CONTINGENT LIABILITY

     In December 1998 and January 1999 seven class action securities complaints were filed in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors. The Court ordered the seven cases consolidated, appointed lead plaintiffs and lead counsel, and ordered the filing of a consolidated amended complaint, which was filed on June 9 1999. The lead plaintiffs sought to have the matter certified as a class action of purchasers of American depositary shares of the Company during the period from June 17 1998 to November 12 1998, including the former shareholders of INTERSOLV, Inc. who acquired American depositary shares of the Company in connection with the merger involving the two companies. The consolidated complaint alleged various violations of the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934 and sought unspecified compensatory damages for alleged failure to disclose material nonpublic information concerning the Company's business condition and prospects. In May 1999, the Company filed a motion to transfer the matter to the Northern District of California, and the Court granted the Company's motion in November 1999. The action was transferred in December 1999 to the Northern District of California. After the action was transferred to California, plaintiffs again amended their complaint alleging the same claims as described in the prior amended complaint but without the 1934 Act claims or the class period. The defendants filed a motion to dismiss the newly-amended complaint in June 2000 and plaintiffs opposed this motion. A hearing on the motion took place in September 2000. On December 20 2000 the Court issued a ruling granting in part and denying in part the defendant's motion to dismiss. The court dismissed all of plaintiffs' allegations, with the exception of certain allegations that defendants misled the market regarding the Company's plans for its Y2K business. On February 16 2001, the defendants answered the second consolidated amended complaint, denying the remaining allegations and asserting affirmative defences against the claim. Because of the Court's ruling, the mandatory discovery stay of the Reform Act is no longer in effect. The plaintiffs have served document requests on the Company and document production has begun on a rolling schedule. The plaintiffs filed their motion for class certification and supporting materials on April 20 2001. On June 19 2001 the Court entered a Stipulation and Order Regarding Class Certification ("Class Certification Order"). The Class Certification Order certified this action to proceed as a class action while preserving the defendants' rights to challenge, at a later date, the propriety of this action proceeding as a class action, the definition of the class, and the class representatives. On October 25, 2001, at a Joint Case Management Conference, the Court established a pre-trial schedule and set a trial date of April 7, 2003.

     The Company intends to defend this litigation vigorously. However, due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the litigation. Any unfavourable outcome of the litigation could have an adverse impact on MERANT's business, financial condition and results of operations.

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 23  CONTINGENT LIABILITY -- (CONTINUED)

     The Company and its subsidiaries are also involved in legal proceedings, claims and litigation arising in the ordinary course of business. Although the ultimate results of these legal proceedings, claims and litigation are not currently determinable, in the opinion of management these matters will not materially affect the Company's financial position, results of operations, or liquidity.

NOTE 24  SHARE PLANS

EMPLOYEE SHARE OPTION PLANS

     The Company's share option plans provide for the grant of options to acquire shares to persons who devote substantially all their working time to MERANT and other eligible persons as determined by the Board. The exercise price of options issued under these plans is 100% of the fair market value at the time such options are granted. Options are generally exercisable in monthly or annual instalments commencing one year after the date of grant. Unexercised options lapse as a consequence of the optionholder ceasing to be employed by MERANT or at a predetermined expiry date (of up to ten years from the date of grant), whichever occurs first.

     In September 1998 shareholders approved the 1998 Share Option Plan, which authorised the Company to grant options over a maximum of 21,352,000 shares under the 1998, 1996 and 1991 Share Option Plans. This authority will expire on September 24 2008. Under this plan 25% of options granted become exercisable one year from the date of grant and the remaining 75% in equal monthly instalments over the following three years.

     Options are also outstanding as a result of grants made under MERANT's previous share option plans and under share option plans adopted by MERANT as a result of corporate acquisitions. Authority to grant new options under these plans has expired, but options granted under those plans continue to be exercisable in accordance with the original grant rules, or the acquisition agreements.

     In addition to options granted by the Company, MERANT Trustees Limited ("MTL") is permitted to acquire ordinary shares in the Company and to grant options over them, under the terms of the MERANT Employee Benefit Trust 1994 ("the Trust"). The Trust was established to further the Company's policy of encouraging employee share ownership. At April 30 2001 MTL owned 7,260,448 shares. Options granted by MTL and outstanding at April 30 2001 totalled 2,240,035 and a further 60,000 shares were reserved for options granted before MTL purchased the shares. The remaining 4,960,413 shares were available for the grant of further options and for the MERANT 1999 Employee Share Purchase Plan (see "Employee share purchase plans, below). The shares held by the Trust are included in Investments. During the year the Company recorded an exceptional charge of L3,254,000 for actual and estimated losses on its shareholding (see note 9 on page 95).

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 24  SHARE PLANS -- (CONTINUED)

     Share option activity under all of the Company's share option plans is summarised below:

                                                       NUMBER      OPTION PRICE
                                                     OF SHARES      PER SHARE
                                                     ----------    ------------
Outstanding, January 31 1998.......................  11,869,405    L0.97-L7.41
Options obligations assumed........................  11,424,537    L0.11-L3.61
Options granted....................................  10,142,575    L1.05-L7.15
Options exercised..................................  (1,160,885)   L0.11-L3.70
Options cancelled..................................  (6,597,528)   L0.11-L4.52
                                                     ----------    -----------
Outstanding, April 30 1999.........................  25,678,104    L0.11-L7.41
Options granted....................................  11,628,119    L2.46-L4.54
Option obligations assumed.........................     481,731    L0.34-L1.02
Options exercised..................................  (5,954,997)   L0.11-L7.41
Options cancelled..................................  (3,544,707)   L1.06-L6.28
                                                     ----------    -----------
Outstanding, April 30 2000.........................  28,288,250    L0.34-L7.15
Options granted....................................   3,685,500    L0.68-L1.37
Options exercised..................................    (287,841)   L1.06-L1.37
Options cancelled..................................  (9,137,686)   L1.06-L6.28
                                                     ----------    -----------
Outstanding, April 30 2001.........................  22,548,223    L0.34-L7.15
                                                     ----------    -----------

     Options outstanding at April 30 2001 were granted under the authorities indicated below:

AUTHORITY FOR                                          NUMBER      OPTION PRICE
GRANT OF OPTIONS                                     OF SHARES      PER SHARE
----------------                                     ----------    ------------
1991 Share Option Plan.............................     772,583    L1.13-L3.49
1996 Share Option Plan.............................     681,036    L1.47-L7.15
1998 Share Option Plan.............................  13,146,624    L1.06-L4.54
XDB plans..........................................      13,575    L3.74-L5.15
INTERSOLV plans....................................   5,353,815    L1.64-L4.04
EnterpriseLink plans...............................     280,555    L0.34-L3.49
                                                     ----------
                                                     20,248,188    L0.34-L7.15
The Trust..........................................   2,300,035    L1.05-L3.00
                                                     ----------    -----------
Outstanding, April 30 2001.........................  22,548,223    L0.34-L7.15
                                                     ----------    -----------

     These options are exercisable between 2001 and 2011. The proceeds on exercise of all outstanding options at April 30 2001 would be L42,922,000 (2000:
L61,578,000).

     Not all of the outstanding options are currently exercisable. At April 30 2001 options for 12,710,000 shares (2000: 11,464,000 shares) were currently exercisable at prices per share of between L0.34 and L7.15; the proceeds from exercise of these options at April 30 2001 would be L26,431,000 (2000:
L22,847,000).

EMPLOYEE SHARE PURCHASE PLANS

     All full-time employees are eligible to participate in the MERANT 1999 Employee Share Purchase Plan (ESPP), which was approved at the 1999 annual general meeting. Under the terms of the ESPP, payroll deductions are made during six-month offering periods for the purpose of purchasing ordinary shares at the end of an offering period. Participants may purchase shares at a price equivalent to 85% of the market value at either the beginning or the end of the offering period, whichever is the lower. In the year ended April 30 2001,

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 24  SHARE PLANS -- (CONTINUED)

employees participating in the first two offering periods acquired approximately L2,163,000 ordinary shares in the Company. At April 30 2001, amounts totaling L1,121,000 had been collected under the plan's third offering period, which expired in June 2001.

NOTE 25  RELATED PARTY TRANSACTION

     Included in Other debtors and prepaid expenses is a loan to Mr. Greenfield, a director of the Company, amounting to $1,257,000 (equivalent to L873,000 using year-end exchange rates).

     In August 1999, one of the Company's subsidiary undertakings, MERANT Inc., a California corporation, entered into a loan agreement with Mr. Greenfield, who was Chief Executive Officer at the time. The loan was made in conjunction with a home purchase by Mr. Greenfield and is secured by that property. The following table shows the movements on the loan account:

                                                                YEARS ENDED
                                                                 APRIL 30,
                                                              ----------------
                                                              2001       2000
(IN THOUSANDS)                                                L'000      L'000
--------------                                                -----      -----
Loan outstanding, beginning of year.........................   772         --
Advanced during the year....................................    --        775
Repaid during the year......................................   (35)       (35)
Interest charged during the year............................    60         19
Difference arising from currency fluctuations...............    76         13
                                                               ---        ---
Loan outstanding, end of year...............................   873        772
                                                               ---        ---
Of which:
Principal...................................................   826        753
Interest....................................................    47         19

     The loan is denominated in U.S. dollars and accrues interest at a rate of 7.5% per annum, which is comparable to mortgage interest rates in the United States and higher than the rate that MERANT generally earned on invested cash. The maximum principal outstanding during 2001 was L873,000. The loan matures on or before August 30, 2003. The Company has made no provision (within the meaning of Schedule 4 to the Companies Act) in respect of delinquency in repayment of the loan, as it has every expectation that the loan will be repaid in accordance with the terms. As at the date of this report, Mr. Greenfield is current on all interest payments.

NOTE 26  SUBSEQUENT EVENTS

     On August 10 2001, MERANT completed the sale of its Application Creation and Transformation Division to Golden Gate Capital and Parallax Partners for $62,500,000 (approximately L43,400,000) payable in cash, subject to potential post-closing adjustments based on the value of assets transferred. As the transaction was conditional upon shareholder approval and other customary conditions of closing, MERANT held an extraordinary general meeting of shareholders on July 23 2001, at which our shareholders approved the transaction. An initial cash payment of $54,500,000 was received from the purchasers. Under the terms of

                       NOTES TO THE FINANCIAL STATEMENTS
                            UK FORMAT -- (CONTINUED)

NOTE 26  SUBSEQUENT EVENTS -- (CONTINUED)

the agreement, final settlement of the sale price is due in the second half of the year ended April 30 2002. The following table discloses the operating results of the ACT Division for each of the last three financial years:

                                                                      FIFTEEN MONTHS
                                          YEAR ENDED    YEAR ENDED        ENDED
                                           APRIL 30      APRIL 30        APRIL 30
                                             2001          2000            1999
                                            L'000         L'000           L'000
                                          ----------    ----------    --------------
Net revenue.............................    83,513        99,043         133,500
Operating income/(loss) before
  taxation..............................     3,581        (7,708)         18,909
Profit/(loss) after taxation............     3,581        (7,708)         18,909

     Operating income for 2000 included a non-recurring charge of L8,491,000 resulting from management actions to reduce expenses relative to the decline in demand for Year 2000 and COBOL-based products and services. The charge was made up of a L4,657,000 non-cash write-off of previously capitalised software product assets, and provisions of L3,834,000 for severance costs for approximately 50 employees in the Company's Year 2000 and COBOL-related businesses and for other costs primarily associated with the closure of excess facilities.

     On September 11 2001 the Company announced that it had agreed to sell its Enterprise Data Connectivity Division to Golden Gate Capital for $29,250,000 (approximately L20,600,000), subject to adjustment for changes in book value of the business prior to closing. Completion of the transaction is subject to certain conditions, including approval by MERANT shareholders and customary regulatory approvals. The Company will seek shareholder approval at an extraordinary general meeting, to be held on October 30 2001. Subject to approval, completion of the transaction is expected shortly afterwards. The Company expects to record a small gain on the disposal of the EDC Division. At the same time, the Company announced that it proposes to return excess capital to shareholders following completion of the sale of the EDC Division.

     On September 14 2001 the Company signed an agreement to sell its freehold premises in Newbury, Berkshire. The Company will rent a suite of offices within the Newbury property, which will remain its head and registered office. The sale was completed on October 12 2001.

     On September 20 2001 the Company announced the appointment of Gerald Perkel as President and Chief Executive Officer. Mr. Perkel succeeds Gary Greenfield, who announced in June that he proposed to step down once a new CEO had been identified. At the same time, the Company also announced that its operational headquarters would move from Rockville, Maryland, U.S.A. to Hillsboro, Oregon, U.S.A., which is the primary development, sales and support location for the Company's ECM Division. The cost of the relocation is expected to be between L10,500,000 and L14,000,000.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                    STATEMENT OF DIRECTORS' RESPONSIBILITIES
                     IN RESPECT OF THE FINANCIAL STATEMENTS
                                   UK FORMAT

     Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the group and of the profit or loss of the group for that period. In preparing those financial statements the directors are required to:

          (a) select suitable accounting policies and then apply them consistently;

          (b) make judgments and estimates that are reasonable and prudent; and

          (c) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

     The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the group and to enable them to ensure that the financial statements comply with the U.K. Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                             REPORT OF THE AUDITORS
                                   UK FORMAT

To the shareholders of MERANT plc

     We have audited the financial statements on pages 78 to 108, which have been prepared under the historical cost convention and on the basis of the accounting policies set out in note 1 to the financial statements on pages 85 to 88.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

     The directors are responsible for preparing the Annual Report. As described on page 109, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

     We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if the information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company is not disclosed.

     We review whether the corporate governance statement on pages 12 to 15 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or to form an opinion on the effectiveness of either the Company's corporate governance procedures or its risk and control procedures.

     We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

     We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

     We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material mis-statement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION

     In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the group as at April 30 2001 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
Reading
October 26, 2001

                                   MERANT PLC
                           FINANCIAL STATEMENTS 2001

                      FURTHER INFORMATION FOR SHAREHOLDERS

U.S. SECURITIES LAW MATTERS

     MERANT is required to comply with various U.S. securities laws and regulations because it has American depositary shares registered with the U.S. Securities and Exchange Commission (the SEC) which are traded in the United States on the Nasdaq National Market.

     SEC Filings. As a foreign private issuer in the United States, we are required to make certain filings with the SEC, including periodic filings on Form 6-K and an annual report on Form 20-F.

     We are required to file by means of Form 6-K any information that we make public (or are required to make public) in accordance with U.K. law, any information that we file (or are required to file) with the London Stock Exchange or the Financial Services Authority, and any information that we distribute (or are required to distribute) to our shareholders.

     Form 20-F is similar to the annual Form 10-K filing required of U.S. public companies, except that Form 20-F makes allowances for the differences in legal and regulatory obligations applicable to non-U.S. companies. The filing includes a general introduction to MERANT, and sections discussing, among other items, information regarding our directors and officers, financial information, risk factors regarding the Company, a description of our business, our facilities, the nature of our trading markets and our principal shareholders. Portions of the financial statements included in this report will be incorporated by reference into our next Form 20-F. Unless a portion of these financial statements is specifically incorporated by reference into the Form 20-F, these financial statements are not considered to be a part of our Form 20-F filing.

     We plan to file a Form 20-F with the SEC for the fiscal year ended April 30, 2001 in late October, 2001. You may obtain a copy of this Form 20-F without charge by contacting "Investor Relations" at our offices in either Newbury or Rockville listed at the back of this Annual Report.

     Special Note on Forward-Looking Statements. MERANT is also subject to various U.S. securities laws and regulations relating to the disclosure of information. In particular, the U.S. Private Securities Litigation Reform Act of 1995 applies to the Company and its disclosure of information and provides that the Company can be exempt from liability for making forward-looking statements if cautionary language is included along with the statements. Forward-looking statements are defined in the U.S. federal securities laws, and the regulations promulgated thereunder.

     This Annual Report contains forward-looking statements that include statements regarding expectations for our business strategy, prospects and growth, including the growth of our enterprise change management business and related revenues, the return of excess capital to shareholders, and the one-time nature of certain charges. Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this document, the words "anticipate," "believe," "estimate," "expect" "realize", "likely", "unlikely" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

     These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on its enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of

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

MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, the possibility that the sale of the DataDirect enterprise data connectivity business will not proceed as planned or may not be completed at all, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including MERANT's ability to complete and manage obligations related to, the sale of the DataDirect enterprise data connectivity division and the earlier disposal of the Micro Focus application, creation and transformation division.

     Electronic Filings. The SEC maintains a web site located at http://www.sec.gov. that contains a searchable database of filings, reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. As a foreign private issuer, MERANT is not currently required to file electronically but as of March 1997, we began doing so on a voluntarily basis.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

     The 2001 annual general meeting of MERANT plc will be held in London on November 28, 2001. The full notice of meeting is being sent to shareholders with this Annual Report.

ORDINARY SHARES

     The Company's ordinary shares are listed on the London Stock Exchange under the symbol MRN. They are also traded on the Nasdaq Stock Market in the United States in the form of ADSs, evidenced by American depositary receipts, under the symbol MRNT. In March 1998, the Company undertook a subdivision (or stock split) of its ordinary shares on a 5-for-1 basis and adjusted the value of its ADSs such that each ADS now represents five ordinary shares. All share and per-share references included in this report reflect the impact of this stock split.

     The table below shows, in respect of each of the Company's last eight quarters:

     - the highest and lowest middle market quotation as reported in the Daily Official List of the London Stock Exchange (in respect of ordinary shares) and

     - the highest and lowest bid price as reported by the Nasdaq National Market System (in respect of ADSs, each of which represents five ordinary shares).

                                              LONDON STOCK
                                                EXCHANGE              NASDAQ
                                            (IN G.B. POUNDS)    (IN U.S. DOLLARS)
                                            ----------------    ------------------
MERANT QUARTERS:                            HIGH        LOW      HIGH        LOW
----------------                            -----      -----    ------      ------
2000
First quarter.............................  3.11       1.47     23.69       12.13
Second quarter............................  3.03       2.43     24.13       19.31
Third quarter.............................  4.67       2.40     37.00       19.13
Fourth quarter............................  4.87       1.56     39.00       12.50
2001
First quarter.............................  1.65       1.31     14.75        9.38
Second quarter............................  1.41       0.71     10.88        5.00
Third quarter.............................  1.10       0.77      8.69        5.19
Fourth quarter............................  1.03       0.62      8.00        4.05

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
         INVESTOR RELATIONS

         MERANT
         9420 Key West Avenue
         Rockville, MD 20850, USA
         www.merant.com
         e-mail: investor-relations@merant.com

         REGISTRAR AND TRANSFER AGENT

         LLOYDS TSB REGISTRARS
         The Causeway, Worthing
         West Sussex BN99 6DA, UK

         ADR DEPOSITARY

         BANK OF NEW YORK
         ADR Division
         45 West 18th Street
         6th Floor
         New York, NY 10011, USA

         REGISTERED OFFICE

         MERANT PLC
         The Lawn
         22-30 Old Bath Road
         Newbury
         Berkshire RG14 IQN, UK
         REGISTERED NO: 1709998

         STOCKBROKERS

         UBS WARBURG
         1 Finsbury Avenue
         London, EC2M 2PP, UK
         and The Stock Exchange
         London, EC2N 1HP, UK

         AUDITORS

         ERNST & YOUNG LLP
         Apex Plasa
         Reading
         Berkshire RG1 1YE, UK

         ERNST & YOUNG LLP
         8484 Westpark Drive
         McLean, VA 22102, USA

         LEGAL COUNSEL/SOLICITORS

         Jonathan Philip Davies, Partner
         MEMERY CRYSTAL
         31 Southampton Row
         London WC1B 5HT, UK

         MARKETS FOR SHARES

         Nasdaq National Market symbol: MRNT
         London Stock Exchange symbol: MRN



         BOARD OF DIRECTORS
         (effective September 20 2001)

         J. MICHAEL GULLARD
         Chairman of the Board
         General Partner,  Cornerstone Management

         GERALD R PERKEL
         President and Chief Executive Officer

         GARY GREENFIELD
         Executive Director

         MICHEL BERTY
         Founder, MBY Consultants, Inc

         HAROLD HUGHES
         Former Chief Executive Officer, Pandesic LLC

         BARRY X LYNN
         President & CEO, Be eXceL management inc.

         DON C WATTERS
         Former Director, McKinsey & Company
         Member of McKinsey & Company Advisory Council

         SENIOR MANAGEMENT
         (effective September 20 2001)

         GERALD R PERKEL
         President and Chief Executive Officer

         KEN SEXTON
         Senior Vice President & Chief Financial Officer

         HUGH MCCARTNEY
         Senior Vice President,
         Worldwide ECM Sales & Service

         EDWARD PETERS
         Senior Vice President,
         General Manager, EDC

         ANDREW WEISS
         Senior Vice President,
         Chief Technology Officer & ECM Product Operations

         DEAN GENGE
         Senior Vice President,
         ECM Marketing

         LEO MILLSTEIN
         Vice President
         General Counsel & Company Secretary










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